SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2016

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

IFRS Disclosure and Additional Financial Information
Prudential plc Half Year 2016 results

International Financial Reporting Standards (IFRS) Basis Results

CONDENSED CONSOLIDATED INCOME STATEMENT

		2016 £m	2015 £m
	Note	Half year	Half year	Full year
Earned premiums, net of reinsurance		17,394	17,884	35,506
Investment return		17,062	6,110	3,304
Other income		1,085	1,285	2,495
Total revenue, net of reinsurance		35,541	25,279	41,305
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance		(30,939)	(18,618)	(29,656)
Acquisition costs and other expenditure	B3	(3,563)	(4,505)	(8,208)
Finance costs: interest on core structural borrowings of shareholder-financed operations		(169)	(148)	(312)
Disposal of Japan life business: Cumulative exchange loss recycled from other comprehensive income		-	(46)	(46)
Total charges, net of reinsurance		(34,671)	(23,317)	(38,222)
Share of profits from joint ventures and associates, net of related tax		86	122	238
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)*		956	2,084	3,321
Less tax charge attributable to policyholders' returns		(292)	(202)	(173)
Profit before tax attributable to shareholders	B1.1	664	1,882	3,148
Total tax charge attributable to policyholders and shareholders	B5	(269)	(646)	(742)
Adjustment to remove tax charge attributable to policyholders' returns		292	202	173
Tax credit (charge) attributable to shareholders' returns	B5	23	(444)	(569)
Profit for the period attributable to equity holders of the Company		687	1,438	2,579

		2016	2015
Earnings per share (in pence)		Half year	Half year	Full year
Based on profit attributable to the equity holders of the Company:	B6
Basic		26.9p	56.3p	101.0p
Diluted		26.8p	56.2p	100.9p

		2016	2015
Dividends per share (in pence)	Note	Half year	Half year	Full year
Dividends relating to reporting period:	B7
First interim dividend / Interim dividend for prior year		12.93p	12.31p	12.31p
Second interim dividend		-	-	26.47p
Special dividend		-	-	10.00p
Total		12.93p	12.31p	48.78p
Dividends declared and paid in reporting period:	B7
Current year interim dividend		-	-	12.31p
Second interim dividend / Final dividend for prior year		26.47p	25.74p	25.74p
Special dividend		10.00p	-	-
Total		36.47p	25.74p	38.05p
* This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.
This is because the corporate taxes of the Group include those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the profit before all taxes measure (which is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of the PAC with-profits fund after adjusting for taxes borne by policyholders) is not representative of pre-tax profits attributable to shareholders.

International Financial Reporting Standards (IFRS) Basis Results

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
		2016 £m	2015 £m
	Note	Half year	Half year	Full year

Profit for the period		687	1,438	2,579

Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the period		798	(165)	68
Cumulative exchange loss of Japan life business recycled through profit or loss		-	46	46
Related tax		8	(1)	4
		806	(120)	118

Net unrealised valuation movements on securities of US insurance operations classified as available-for-sale:
Net unrealised holding gains (losses) arising during the period		2,023	(661)	(1,256)
Add back net losses / deduct net gains included in the income statement on disposal and impairment		95	(101)	(49)
Total	C3.3(b)	2,118	(762)	(1,305)
Related change in amortisation of deferred acquisition costs	C5.1(b)	(435)	165	337
Related tax		(589)	209	339
		1,094	(388)	(629)

Total		1,900	(508)	(511)

Items that will not be reclassified to profit or loss
Shareholders' share of actuarial gains and losses on defined benefit pension schemes:
Gross		11	(21)	27
Related tax		(2)	4	(5)
		9	(17)	22

Other comprehensive income (loss) for the period, net of related tax		1,909	(525)	(489)

Total comprehensive income for the period attributable to the equity holders of the Company		2,596	913	2,090

International Financial Reporting Standards (IFRS) Basis Results

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Period ended 30 June 2016 £m
		Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity
	Note	note C9	note C9
Reserves
Profit for the period		-	-	687	-	-	687	-	687
Other comprehensive income		-	-	9	806	1,094	1,909	-	1,909
Total comprehensive income for the period		-	-	696	806	1,094	2,596	-	2,596

Dividends	B7	-	-	(935)	-	-	(935)	-	(935)
Reserve movements in respect of share-based payments		-	-	(54)	-	-	(54)	-	(54)
New share capital subscribed	C9	-	6	-	-	-	6	-	6
Movement in own shares in respect of share-based payment plans		-	-	22	-	-	22	-	22
Movement in own shares purchased by funds consolidated under IFRS		-	-	15	-	-	15	-	15
Net increase (decrease) in equity		-	6	(256)	806	1,094	1,650	-	1,650
At beginning of period		128	1,915	10,436	149	327	12,955	1	12,956
At end of period		128	1,921	10,180	955	1,421	14,605	1	14,606

International Financial Reporting Standards (IFRS) Basis Results

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Continued)

		Period ended 30 June 2015 £m
		Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity
	Note	note C9	note C9
Reserves
Profit for the period		-	-	1,438	-	-	1,438	-	1,438
Other comprehensive loss		-	-	(17)	(120)	(388)	(525)	-	(525)
Total comprehensive income (loss) for the period		-	-	1,421	(120)	(388)	913	-	913

Dividends	B7	-	-	(659)	-	-	(659)	-	(659)
Reserve movements in respect of share-based payments		-	-	66	-	-	66	-	66

Share capital and share premium
New share capital subscribed	C9	-	2	-	-	-	2	-	2

Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	(40)	-	-	(40)	-	(40)
Movement in own shares purchased by funds consolidated under IFRS		-	-	11	-	-	11	-	11
Net increase (decrease) in equity		-	2	799	(120)	(388)	293	-	293
At beginning of period		128	1,908	8,788	31	956	11,811	1	11,812
At end of period		128	1,910	9,587	(89)	568	12,104	1	12,105

International Financial Reporting Standards (IFRS) Basis Results

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Continued)

			Year ended 31 December 2015 £m
		Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity
	Note	note C9	note C9
Reserves
Profit for the year		-	-	2,579	-	-	2,579	-	2,579
Other comprehensive income (loss)		-	-	22	118	(629)	(489)	-	(489)
Total comprehensive income (loss) for the year		-	-	2,601	118	(629)	2,090	-	2,090

Dividends	B7	-	-	(974)	-	-	(974)	-	(974)
Reserve movements in respect of share-based payments		-	-	39	-	-	39	-	39

Share capital and share premium
New share capital subscribed	C9	-	7	-	-	-	7	-	7

Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	(38)	-	-	(38)	-	(38)
Movement in own shares purchased by funds consolidated under IFRS		-	-	20	-	-	20	-	20
Net increase (decrease) in equity		-	7	1,648	118	(629)	1,144	-	1,144
At beginning of year		128	1,908	8,788	31	956	11,811	1	11,812
At end of year		128	1,915	10,436	149	327	12,955	1	12,956

International Financial Reporting Standards (IFRS) Basis Results

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		2016 £m	2015 £m
	Note	30 Jun	30 Jun	31 Dec
Assets

Intangible assets attributable to shareholders:
Goodwill	C5.1(a)	1,488	1,461	1,463
Deferred acquisition costs and other intangible assets	C5.1(b)	9,549	7,310	8,422
Total		11,037	8,771	9,885

Intangible assets attributable to with-profits funds:
Goodwill in respect of acquired subsidiaries for venture fund and other investment purposes		189	184	185
Deferred acquisition costs and other intangible assets		45	49	50
Total		234	233	235
Total intangible assets		11,271	9,004	10,120

Other non-investment and non-cash assets:
Property, plant and equipment	C1.1	1,214	984	1,197
Reinsurers' share of insurance contract liabilities		9,470	7,259	7,903
Deferred tax assets	C7	3,771	2,820	2,819
Current tax recoverable		554	220	477
Accrued investment income		2,764	2,575	2,751
Other debtors		3,505	3,626	1,955
Total		21,278	17,484	17,102

Investments of long-term business and other operations:
Investment properties		13,940	13,259	13,422
Investment in joint ventures and associates accounted for using the equity method		1,135	962	1,034
Financial investments*:
Loans	C3.4	14,215	12,578	12,958
Equity securities and portfolio holdings in unit trusts		176,037	155,253	157,453
Debt securities	C3.3	168,367	142,307	147,671
Other investments		10,340	7,713	7,353
Deposits		14,181	11,043	12,088
Total		398,215	343,115	351,979

Assets held for sale		30	-	2
Cash and cash equivalents		8,530	8,298	7,782
Total assets	C1,C3.1	439,324	377,901	386,985
* Included within financial investments are £8,162 million of lent securities as at 30 June 2016 (30 June 2015: £3,599 million; 31 December 2015: £5,995 million).

International Financial Reporting Standards (IFRS) Basis Results

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		2016 £m	2015 £m
	Note	30 Jun	30 Jun	31 Dec
Equity and liabilities

Equity
Shareholders' equity		14,605	12,104	12,955
Non-controlling interests		1	1	1
Total equity		14,606	12,105	12,956

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)		362,510	313,620	322,518
Unallocated surplus of with-profits funds		13,597	12,768	13,096
Total	C4.1(a)	376,107	326,388	335,614

Core structural borrowings of shareholder-financed operations:
Subordinated debt		4,956	3,897	4,018
Other		1,010	983	993
Total	C6.1	5,966	4,880	5,011

Other borrowings:
Operational borrowings attributable to shareholder-financed operations	C6.2(a)	2,798	2,504	1,960
Borrowings attributable to with-profits operations	C6.2(b)	1,427	1,089	1,332

Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements		4,963	3,296	3,765
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		8,770	10,007	7,873
Deferred tax liabilities	C7	5,397	4,325	4,010
Current tax liabilities		566	393	325
Accruals and deferred income		912	750	952
Other creditors		6,520	5,515	4,876
Provisions		467	546	604
Derivative liabilities		5,342	1,758	3,119
Other liabilities		5,483	4,345	4,588
Total		38,420	30,935	30,112
Total liabilities	C1,C3.1	424,718	365,796	374,029
Total equity and liabilities		439,324	377,901	386,985

International Financial Reporting Standards (IFRS) Basis Results

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

		2016 £m	2015 £m
	Note	Half year	Half year	Full year

Cash flows from operating activities
Profit before tax (being tax attributable to shareholders' and policyholders' returns)note (i)		956	2,084	3,321
Non-cash movements in operating assets and liabilities reflected in profit before taxnote (ii)		(556)	704	(49)
Other itemsnote (iii)		403	(389)	(739)
Net cash flows from operating activities		803	2,399	2,533
Cash flows from investing activities
Net cash outflows from purchases and disposals of property, plant and equipment		(32)	(90)	(226)
Net cash (outflows) inflows from corporate transactionsnote (iv)		(302)	34	(243)
Net cash flows from investing activities		(334)	(56)	(469)
Cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed operations:note (v)	C6.1
Issue of subordinated debt, net of costs		681	590	590
Interest paid		(160)	(144)	(288)
With-profits operations:note (vi)	C6.2
Interest paid		(4)	(4)	(9)
Equity capital:
Issues of ordinary share capital		6	2	7
Dividends paid		(935)	(659)	(974)
Net cash flows from financing activities		(412)	(215)	(674)
Net increase in cash and cash equivalents		57	2,128	1,390
Cash and cash equivalents at beginning of period		7,782	6,409	6,409
Effect of exchange rate changes on cash and cash equivalents		691	(239)	(17)
Cash and cash equivalents at end of period		8,530	8,298	7,782

Notes
(i) This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.
(ii) The adjusting items to profit before tax included within non-cash movements in operating assets and liabilities reflected in profit before tax are as follows:

	2016 £m	2015 £m
	Half year	Half year	Full year
Other non-investment and non-cash assets	(2,660)	(2,004)	(1,063)
Investments	(21,280)	(8,431)	(6,814)
Policyholder liabilities (including unallocated surplus)	19,548	6,795	6,067
Other liabilities (including operational borrowings)	3,836	4,344	1,761
Non-cash movements in operating assets and liabilities reflected in profit before tax	(556)	704	(49)

(iii) The adjusting items to profit before tax included within other items are adjustments in respect of non-cash items together with operational interest receipts and payments, dividend receipts and tax paid.
(iv) Net cash flows for corporate transactions are for distribution rights and the acquisition and disposal of businesses.
(v) Structural borrowings of shareholder-financed operations exclude borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed operations and other borrowings of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities.
(vi) Interest paid on structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds, which contribute to the solvency base of the Scottish Amicable Insurance Fund (SAIF), a ring-fenced sub-fund of the PAC with-profits fund. Cash flows in respect of other borrowings of with-profits funds, which principally relate to consolidated investment funds, are included within cash flows from operating activities.

International Financial Reporting Standards (IFRS) Basis Results

NOTES

A BACKGROUND
A1
Basis of preparation, audit status and exchange rates

These condensed consolidated interim financial statements for the six months ended 30 June 2016 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU). The Group’s policy for preparing this interim financial information is to use the accounting policies adopted by the Group in its last consolidated financial statements, as updated by any changes in accounting policies it intends to make in its next consolidated financial statements as a result of new or amended IFRS that are applicable or available for early adoption for the next annual financial statements and other policy improvements. EU-endorsed IFRS may differ from IFRSs issued by the IASB if, at any point in time, new or amended IFRS have not been endorsed by the EU. At 30 June 2016, there were no unendorsed standards effective for the period ended 30 June 2016 affecting the condensed consolidated financial statements of the Group, and there were no differences between IFRS endorsed by the EU and IFRS issued by the IASB in terms of their application to the Group.

The IFRS basis results for the 2016 and 2015 half years are unaudited. The 2015 full year IFRS basis results have been derived from the 2015 statutory accounts. The auditors have reported on the 2015 statutory accounts which have been delivered to the Registrar of Companies. The auditors’ report was: (i) unqualified; (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report; and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

The exchange rates applied for balances and transactions in currencies other than the presentational currency of the Group, pounds sterling (GBP), were:

	Closing rate at 30 Jun 2016	Average for the 6 months to 30 Jun 2016	Closing rate at 30 Jun 2015	Average for the 6 months to 30 Jun 2015	Closing rate at 31 Dec 2015	Average for 12 months to 31 Dec 2015
Local currency: £
Hong Kong	10.37	11.13	12.19	11.81	11.42	11.85
Indonesia	17,662.47	19,222.95	20,968.02	19,760.02	20,317.71	20,476.93
Malaysia	5.39	5.87	5.93	5.55	6.33	5.97
Singapore	1.80	1.98	2.12	2.06	2.09	2.1
China	8.88	9.37	9.75	9.48	9.57	9.61
India	90.23	96.30	100.15	95.76	97.51	98.08
Vietnam	29,815.99	31,996.45	34,345.42	32,832.81	33,140.64	33,509.21
Thailand	46.98	50.81	53.12	50.21	53.04	52.38
US	1.34	1.43	1.57	1.52	1.47	1.53

Certain notes to the financial statements present half year 2015 comparative information at Constant Exchange Rates (CER), in addition to the reporting at Actual Exchange Rates (AER) used throughout the condensed consolidated financial statements. AER are actual historical exchange rates for the specific accounting period, being the average rates over the period for the income statement and the closing rates at the balance sheet date for the balance sheet. CER results are calculated by translating prior period results using the current period foreign exchange rate ie current period average rates for the income statement and current period closing rates for the balance sheet.

The accounting policies applied by the Group in determining the IFRS basis results in this report are the same as those previously applied in the Group’s consolidated financial statements for the year ended 31 December 2015, except for the adoption of the new and amended accounting pronouncements for Group IFRS reporting as described below.

A2            Adoption of new accounting pronouncements in 2016

The Group has adopted the following new accounting pronouncements which were effective in 2016:

–   Annual improvements to IFRSs 2012 – 2014 cycle;
–   Clarification of Acceptable Methods of Depreciation and Amortisation (Amendments to IAS 16 and IAS 38) and;
–   Disclosure Initiative (Amendments to IAS 1).

The adoption of these pronouncements has had no impact on these financial statements.

B            EARNINGS PERFORMANCE

B1          Analysis of performance by segment

B1.1
Segment results – profit before tax

		2016 £m	2015 £m		%		2015 £m
	Note	Half year	AER Half year	CER Half year	Half year 2016 vs half year 2015 AER	Half year 2016 vs half year 2015 CER	AER Full year
			note (iv)	note (iv)	note (iv)	note (iv)
Asia operations
Asia insurance operations	B4(a)	682	574	584	19%	17%	1,209
Eastspring Investments		61	58	60	5%	2%	115
Total Asia operations		743	632	644	18%	15%	1,324

US operations
Jackson (US insurance operations)		888	834	887	6%	0%	1,691
Broker-dealer and asset management		(12)	12	12	(200)%	(200)%	11
Total US operations		876	846	899	4%	(3)%	1,702

UK operations
UK insurance operations:	B4(b)
Long-term business		473	436	436	8%	8%	1,167
General insurance commission note (i)		19	17	17	12%	12%	28
Total UK insurance operations		492	453	453	9%	9%	1,195
M&G		225	251	251	(10)%	(10)%	442
Prudential Capital		13	7	7	86%	86%	19
Total UK operations		730	711	711	3%	3%	1,656

Total segment profit		2,349	2,189	2,254	7%	4%	4,682

Other income and expenditure
Investment return and other income		6	11	11	(45)%	(45)%	14
Interest payable on core structural borrowings		(165)	(148)	(148)	(11)%	(11)%	(312)
Corporate expenditurenote (ii)		(156)	(146)	(146)	(7)%	(7)%	(319)
Total		(315)	(283)	(283)	(11)%	(11)%	(617)
Solvency II implementation costs		(11)	(17)	(17)	35%	35%	(43)
Restructuring costs note (iii)		(7)	(8)	(8)	13%	13%	(15)
Interest received from tax settlement		43	-	-	n/a	n/a	-
Operating profit based on longer-term investment returns		2,059	1,881	1,946	9%	6%	4,007

Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(1,360)	86	97	(1,681)%	(1,502)%	(737)
Amortisation of acquisition accounting adjustmentsnote (v)		(35)	(39)	(42)	10%	17%	(76)
Cumulative exchange loss on the sold Japan life business recycled from other comprehensive incomenote (vi)		-	(46)	(54)	n/a	n/a	(46)
Profit before tax attributable to shareholders		664	1,882	1,947	(65)%	(66)%	3,148
Tax charge attributable to shareholders' returns		23	(444)	(461)	105%	105%	(569)
Profit for the period attributable to shareholders		687	1,438	1,486	(52)%	(54)%	2,579

		2016	2015		%		2015
		Half year	AER Half year	CER Half year	Half year 2016 vs half year 2015 AER	Half year 2016 vs half year 2015 CER	AER Full year
Basic earnings per share (in pence)	B6		note (iv)	note (iv)	note (iv)	note (iv)
Based on operating profit based on longer-term investment returns		61.8p	57.0p	59.0p	8%	5%	125.8p
Based on profit for the period		26.9p	56.3p	58.2p	(52)%	(54)%	101.0p

Notes
(i) The Group’s UK insurance operations transferred its general insurance business to Churchill in 2002. General insurance commission represents the commission receivable net of expenses for Prudential-branded general insurance products as part of this arrangement which terminates at the end of 2016.
(ii) Corporate expenditure as shown above is for Group Head Office and Asia Regional Head Office.
(iii) Restructuring costs are incurred in the UK and represent one-off business development expenses.
(iv) For definitions of AER and CER refer to note A1.
(v) Amortisation of acquisition accounting adjustments principally relate to the REALIC business of Jackson.
(vi) On 5 February 2015, the Group completed the sale of its closed book life insurance business in Japan.

B1.2
Short-term fluctuations in investment returns on shareholder-backed business

	2016 £m	2015 £m
	Half year	Half year	Full year
Insurance operations:
Asia note (i)	26	(57)	(119)
US note (ii)	(1,440)	228	(424)
UK note (iii)	246	(96)	(120)
Other operationsnote (iv)	(192)	11	(74)
Total	(1,360)	86	(737)

Notes
(i) Asia insurance operations
In Asia, the positive short-term fluctuations of £26 million principally reflect net value movements on shareholders’ assets and related liabilities following falls in bond yields across the region during the period (half year 2015: negative £(57) million; full year 2015: negative £(119) million).
(ii) US insurance operations
The short-term fluctuations in investment returns for US insurance operations are reported net of related credit for amortisation of deferred acquisition costs, of £616 million as shown in note C5.1(b) (half year 2015: charge of £188 million; full year 2015: credit of £93 million) and comprise amounts in respect of the following items:

	2016 £m	2015 £m
	Half year	Half year	Full year
Net equity hedge resultnote (a)	(1,692)	214	(504)
Other than equity-related derivativesnote (b)	335	(71)	29
Debt securities note (c)	(105)	66	1
Equity-type investments: actual less longer-term return	13	7	19
Other items	9	12	31
Total	(1,440)	228	(424)

Notes
(a)   Net equity hedge result

The purpose of the inclusion of this item in short-term fluctuations in investment returns is to segregate the amount included in pre-tax profit that relates to the accounting effect of market movements on both the measured value of guarantees in Jackson’s variable annuity and fixed index annuity products and on the related derivatives used to manage the exposures inherent in these guarantees. As the Group applies US GAAP for the measured value of the product guarantees this item also includes asymmetric impacts where the measurement bases of the liabilities and associated derivatives used to manage the Jackson annuity business differ as described below.

The result comprises the net effect of:

–   The accounting value movements on the variable and fixed index annuity guarantee liabilities;
–   Adjustments in respect of fee assessments and claim payments;
–   Fair value movements on free standing equity derivatives; and
–   Related changes to DAC amortisation in accordance with the policy that DAC is amortised in line with emergence of margins.

Movements in the accounting values of the variable annuity guarantee liabilities include those for:

–    The Guaranteed Minimum Death Benefit (GMDB), and the ‘for life’ portion of Guaranteed Minimum Withdrawal Benefit (GMWB) guarantees which are measured under the US GAAP basis applied for IFRS in a way that is substantially insensitive to the effect of current period equity market and interest rate changes.
–    The ‘not for life’ portion of GMWB embedded derivative liabilities which are required to be measured under IAS 39 using a basis under which the projected future growth rate of the account balance is based on current swap rates (rather than expected rates of return) with only a portion of the expected future guarantee fees included. Reserve value movements on these liabilities are sensitive to changes to levels of equity markets, implied volatility and interest rates.

The free-standing equity derivatives are held to manage equity exposures of the variable annuity guarantees and fixed index annuity embedded options.

The net equity hedge result therefore includes significant accounting mismatches and other factors that detract from the presentation of an economic result. These other factors include:

–   The variable annuity guarantees and fixed index annuity embedded options being only partially fair valued under ‘grandfathered’ GAAP;
–   The interest rate exposure being managed through the other than equity-related derivative programme explained in note (b) below; and
–   Jackson’s management of its economic exposures for a number of other factors that are treated differently in the accounting frameworks such as future fees and assumed volatility levels.

(b)   Other than equity-related derivatives

The fluctuations for this item comprise the net effect of:

–   Fair value movements on free-standing, other than equity-related derivatives;
–   Accounting effects of the Guaranteed Minimum Income Benefit (GMIB) reinsurance; and
–   Related amortisation of DAC.

The free-standing, other than equity-related derivatives are held to manage interest rate exposures and durations within the general account and the variable annuity guarantees and fixed index annuity embedded options described in note (a) above.
The direct GMIB liability is valued using the US GAAP measurement basis applied for IFRS reporting in a way that substantially does not recognise the effects of market movements. Reinsurance arrangements are in place so as to essentially fully insulate Jackson from the GMIB exposure. Notwithstanding that the liability is essentially fully reinsured, as the reinsurance asset is net settled, it is deemed a derivative under IAS 39 which requires fair valuation.

The fluctuations for this item therefore include significant accounting mismatches caused by:

–    Fair value movements on free-standing, other than equity-related derivatives;
–   Accounting effects of the Guaranteed Minimum Income Benefit (GMIB) reinsurance; and
–   Related amortisation of DAC.

(c)  Short-term fluctuations related to debt securities

	2016 £m	2015 £m
	Half year	Half year	Full year
Short-term fluctuations relating to debt securities
(Charges) credits in the period:
Losses on sales of impaired and deteriorating bonds	(87)	(13)	(54)
Defaults	(6)	-	-
Bond write downs	(32)	(3)	(37)
Recoveries/reversals	4	15	18
Total credits (charges) in the period	(121)	(1)	(73)
Less: Risk margin allowance deducted from operating profit based on longer-term investment returns	42	41	83
	(79)	40	10
Interest-related realised gains:
Arising in the period	20	95	102
Less: Amortisation of gains and losses arising in current and prior periods to operating profit based on longer-term investment returns	(59)	(61)	(108)
	(39)	34	(6)
Related amortisation of deferred acquisition costs	13	(8)	(3)
Total short-term fluctuations related to debt securities	(105)	66	1

The debt securities of Jackson are held in the general account of the business. Realised gains and losses are recorded in the income statement with normalised returns included in operating profit and variations from year to year are included in the short-term fluctuations category. The risk margin reserve charge for longer-term credit-related losses included in operating profit based on longer-term investment returns of Jackson for half year 2016 is based on an average annual risk margin reserve of 21 basis points (half year 2015: 23 basis points; full year 2015: 23 basis points) on average book values of US$56.4 billion (half year 2015: US$54.3 billion; full year 2015: US$54.6 billion) as shown below:

	Half year 2016				Half year 2015				Full year 2015
Moody’s rating category (or equivalent under NAIC ratings of mortgage-backed securities)	Average book value	RMR	Annual expected loss		Average book value	RMR	Annual expected loss		Average book value	RMR	Annual expected loss
	US$m	%	US$m	£m	US$m	%	US$m	£m	US$m	%	US$m	£m

A3 or higher	29,172	0.12	(36)	(25)	28,211	0.13	(37)	(24)	28,185	0.13	(37)	(24)
Baa1, 2 or 3	25,771	0.24	(63)	(44)	24,317	0.25	(60)	(40)	24,768	0.25	(62)	(40)
Ba1, 2 or 3	1,065	1.08	(11)	(8)	1,333	1.18	(16)	(10)	1,257	1.17	(15)	(10)
B1, 2 or 3	319	3.02	(10)	(7)	396	3.07	(12)	(8)	388	3.08	(12)	(8)
Below B3	41	3.81	(2)	(1)	43	3.69	(2)	(1)	35	3.70	(1)	(1)
Total	56,368	0.21	(122)	(85)	54,300	0.23	(127)	(83)	54,633	0.23	(127)	(83)

Related amortisation of deferred acquisition costs (see below)			22	15			24	16			24	16
Risk margin reserve charge to operating profit for longer-term credit-related losses			(100)	(70)			(103)	(67)			(103)	(67)

Consistent with the basis of measurement of insurance assets and liabilities for Jackson’s IFRS results, the charges and credits to operating profits based on longer-term investment returns are partially offset by related amortisation of deferred acquisition costs.

In addition to the accounting for realised gains and losses described above for Jackson general account debt securities, included within the statement of other comprehensive income is a pre-tax credit for net unrealised gains on debt securities classified as available-for-sale net of related amortisation of deferred acquisition costs of £1,683 million (half year 2015: charge for net unrealised loss of £(597) million; full year 2015: charge for net unrealised loss of £(968) million). Temporary market value movements do not reflect defaults or impairments. Additional details of the movement in the value of the Jackson portfolio are included in note C3.3(b).

(iii)
 UK insurance operations
The positive short-term fluctuations in investment returns for UK insurance operations of £246 million (half year 2015: negative £(96) million; full year 2015: negative £(120) million) include net unrealised movements on fixed income assets supporting the capital of the shareholder-backed annuity business.
(iv)
 Other
The negative short-term fluctuations in investment returns for other operations of £(192) million (half year 2015: positive £11 million; full year 2015: negative £(74) million) include unrealised value movements on financial instruments and foreign exchange items.
(v)   Default losses
The Group incurred default losses of £6 million on its shareholder-backed debt securities portfolio for half year 2016 wholly in respect of Jackson’s portfolio (half year 2015 and full year 2015: £nil).

B1.3            Determining operating segments and performance measure of operating segments

Operating segments
The Group’s operating segments, determined in accordance with IFRS 8 ‘Operating Segments’, are as follows:

Insurance operations:	Asset management operations:
– Asia	– Eastspring Investments
– US (Jackson)	– US broker-dealer and asset management
– UK	– M&G
– Prudential Capital

The Group’s operating segments are also its reportable segments for the purposes of internal management reporting.

Performance measure
The performance measure of operating segments utilised by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns. This measurement basis distinguishes operating profit based on longer-term investment returns from other constituents of the total profit as follows:

–     Short-term fluctuations in investment returns on shareholder-backed business;
–     Amortisation of acquisition accounting adjustments arising on the purchase of business. This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012;
–     The recycling of the cumulative exchange translation loss on the sold Japan life business from other comprehensive income to the income statement in 2015.

Segment results that are reported to the Group Executive Committee include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and the Asia Regional Head Office.

The determination of operating profit based on longer-term investment returns for investment and liability movements is as described in note B1.3 of the Group’s consolidated financial statements for the year ended 31 December 2015.

For Group debt securities at 30 June 2016, the level of unamortised interest-related realised gains and losses related to previously sold bonds and have yet to be amortised to operating profit was a net gain of £605 million (30 June 2015: net gain of £478 million; 31 December 2015: net gain of £567 million).

For equity-type securities, the longer-term rates of return applied by the non-linked shareholder-financed insurance operations of Asia and the US to determine the amount of investment return included in operating profit are as follows:

–     For Asia insurance operations, investments in equity securities held for non-linked shareholder-financed operations amounted to £1,035 million as at 30 June 2016 (30 June 2015: £831 million; 31 December 2015: £840 million). The rates of return applied for 2016 ranged from 3.2 per cent to 13.0 per cent (30 June 2015: 3.8 per cent to 13.0 percent, 31 December 2015: 3.5 percent to 13.0 per cent) with the rates applied varying by territory.
–     For US insurance operations, at 30 June 2016, the equity-type securities for non-separate account operations amounted to £1,115 million. (30 June 2015: £1,087 million; 31 December 2015: £1,004 million). The longer-term rates of return for income and capital applied in 2016 and 2015, which reflect the combination of the average risk-free rates over the period and appropriate risk premiums, are as follows:

	2016	2015
	Half year	Half year	Full year

Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	5.5% to 5.9%	5.7% to 6.4%	5.7% to 6.4%
Other equity-type securities such as investments in limited partnerships and private equity funds	7.5% to 7.9%	7.7% to 8.4%	7.7% to 8.4%

B1.4            Additional segmental analysis of revenue

The additional segmental analyses of revenue from external customers excluding investment return and net of outward reinsurance premiums are as follows:

	Half year 2016 £m
	Asia	US	UK	Intra-group	Total
Revenue from external customers:
Insurance operations	5,747	6,817	4,985	-	17,549
Asset management	179	369	561	(246)	863
Unallocated corporate	-	-	67	-	67
Intra-group revenue eliminated on consolidation	(95)	(47)	(104)	246	-
Total revenue from external customers	5,831	7,139	5,509	-	18,479

	Half year 2015 £m
	Asia	US	UK	Intra-group	Total
Revenue from external customers:
Insurance operations	5,154	8,426	4,518	-	18,098
Asset management	179	451	641	(241)	1,030
Unallocated corporate	-	-	41	-	41
Intra-group revenue eliminated on consolidation	(94)	(45)	(102)	241	-
Total revenue from external customers	5,239	8,832	5,098	-	19,169

	Full year 2015 £m
	Asia	US	UK	Intra-group	Total
Revenue from external customers:
Insurance operations	10,514	16,567	8,863	-	35,944
Asset management	349	850	1,246	(487)	1,958
Unallocated corporate	-	-	99	-	99
Intra-group revenue eliminated on consolidation	(178)	(90)	(219)	487	-
Total revenue from external customers	10,685	17,327	9,989	-	38,001

Revenue from external customers comprises:

	2016 £m	2015 £m
	Half year	Half year	Full year

Earned premiums, net of reinsurance	17,394	17,884	35,506
Fee income and investment contract business and asset management (presented as 'Other income')	1,085	1,285	2,495
Total revenue from external customers	18,479	19,169	38,001

The asset management operations of M&G, Prudential Capital, Eastspring Investments and the US asset management businesses provide services to the Group insurance operations. Intra-group fees included within asset management revenue were earned by the following asset management segments:

	2016 £m	2015 £m
	Half year	Half year	Full year
Intra-group revenue generated by:
M&G	88	93	194
Prudential Capital	16	9	25
Eastspring Investments	95	94	178
US broker-dealer and asset management	47	45	90
Total intra-group fees included within asset management segment	246	241	487

Revenue from external customers of Asia, US and UK insurance operations shown above are net of outwards reinsurance premiums of £401 million, £162 million and £381 million respectively (half year 2015: £228 million, £142 million and £152 million respectively; full year 2015: £364 million, £320 million and £473 million respectively).

Gross premiums earned in Asia including those attributable to joint ventures (that are accounted for on an equity method) were £6,814 million (half year 2015: £6,086 million; full year 2015: £12,136 million).

B2            Profit before tax – asset management operations

The profit included in the income statement in respect of asset management operations for the year is as follows:

				2016 £m		2015 £m
	M&G	Prudential Capital	US	Eastspring Investments	Half year Total	Half year Total	Full year Total
Revenue (excluding NPH broker-dealer fees)	557	(13)	109	181	834	1,029	1,964
NPH broker-dealer feesnote (i)	-	-	259	-	259	272	522
Gross revenue	557	(13)	368	181	1,093	1,301	2,486
Charges (excluding NPH broker-dealer fees)	(339)	(48)	(121)	(141)	(649)	(734)	(1,497)
NPH broker-dealer feesnote (i)	-	-	(259)	-	(259)	(272)	(522)
Gross charges	(339)	(48)	(380)	(141)	(908)	(1,006)	(2,019)
Share of profits from joint ventures and associates, net of related tax	5	-	-	21	26	27	55
Profit before tax	223	(61)	(12)	61	211	322	522
Comprising:
Operating profit based on longer-term investment returnsnote (ii)	225	13	(12)	61	287	328	587
Short-term fluctuations in investment returns	(2)	(74)	-	-	(76)	(6)	(65)
Profit before tax	223	(61)	(12)	61	211	322	522

Notes
(i) NPH broker-dealer fees represent commissions received that are then paid on to the writing brokers on sales of investment products.
To reflect their commercial nature, the amounts are also wholly reflected as charges within the income statement. After allowing for these charges, there is no effect on profit from this item. The presentation in the table above shows the amounts attributable to this item so that the underlying revenue and charges can be seen.
(ii) M&G operating profit based on longer-term investment returns:

	2016 £m	2015 £m
	Half year	Half year	Full year
Asset management fee income	431	489	934
Other income	9	2	5
Staff costs	(133)	(154)	(293)
Other costs	(96)	(94)	(240)
Underlying profit before performance-related fees	211	243	406
Share of associate's results	5	7	14
Performance-related fees	9	1	22
M&G operating profit based on longer-term investment returns	225	251	442

The revenue for M&G of £449 million (half year 2015: £492 million; full year 2015: £961 million), comprises the amounts for asset management fee income, other income and performance-related fees shown above, is different to the amount of £557 million shown in the main table of this note. This is because the £449 million (half year 2015: £492 million; full year 2015: £961 million) is after deducting commissions which would have been included as charges in the main table. The difference in the presentation of commission is aligned with how management reviews the business.

B3            Acquisition costs and other expenditure

	2016 £m	2015 £m
	Half year	Half year	Full year
Acquisition costs incurred for insurance policies	(1,700)	(1,580)	(3,275)
Acquisition costs deferred less amortisation of acquisition costs	740	(15)	431
Administration costs and other expenditure	(2,451)	(2,314)	(4,746)
Movements in amounts attributable to external unit holders of consolidated investment funds	(152)	(596)	(618)
Total acquisition costs and other expenditure	(3,563)	(4,505)	(8,208)

Included in total acquisition costs and other expenditure is depreciation of property, plant and equipment of £(75) million (half year 2015: £(55) million; full year 2015 £(129) million).

B4            Effect of changes and other accounting features on insurance assets and liabilities

The following features are of relevance to the determination of the half year 2016 results:

(a) Asia insurance operations
In half year 2016, the IFRS operating profit based on longer-term investment returns for Asia insurance operations included a net credit of £42 million (half year 2015: £29 million; full year 2015: £62 million) representing a small number of non-recurring items, including a gain resulting from entering into a reinsurance contract in the period.

(b) UK insurance operations
Annuity business: allowance for credit risk
For IFRS reporting, the results for UK shareholder-backed annuity business are particularly sensitive to the allowances made for credit risk. The allowance is reflected in the deduction from the valuation rate of interest used for discounting projected future annuity payments to policyholders that would have otherwise applied. The credit risk allowance comprises an amount for long-term best estimate defaults and additional provisions for credit risk premium, the cost of downgrades and short-term defaults.

The IFRS credit risk allowance made for shareholder-backed fixed and linked annuity business for PRIL, the principal company which writes the UK’s shareholder-backed business, equated to 43 basis points at 30 June 2016 (30 June 2015: 46 basis points; 31 December 2015: 43 basis points). The allowance represented 23 per cent of the bond spread over swap rates (30 June 2015: 31 per cent; 31 December 2015: 25 per cent).

The reserves for credit risk allowance at 30 June 2016 for the UK shareholder-backed business were as follows:

	2016 £bn	2015 £bn
	30 Jun	30 Jun	31 Dec
PRIL	1.6	1.5	1.5
PAC shareholder annuity business	0.2	0.2	0.1
Total	1.8	1.7	1.6

Annuity business: Longevity reinsurance and other management actions
A number of management actions were taken in the first half of 2016 to improve the solvency position of the UK insurance operations and further mitigate market risk, which have generated combined profits of £140 million. Similar actions were also taken in 2015.

Of this amount £66 million related to profit from additional longevity reinsurance transactions covering £1.5 billion of annuity liabilities on an IFRS basis, with the balance of £74 million reflecting the effect of repositioning the fixed income portfolio and other actions.

The contribution to profit from similar longevity reinsurance transactions in 2015 was £61 million for half-year covering £1.6 billion of annuity liabilities (on a Pillar 1 basis) and £231 million for full year covering £6.4 billion of annuity liabilities (on a Pillar 1 basis). Other asset-related management actions generated a further £169 million at full year 2015.

At 30 June 2016, longevity reinsurance covered £10.7 billion of IFRS annuity liabilities equivalent to 32 per cent of total annuity liabilities.

B5            Tax charge

(a) Total tax charge by nature of expense
The total tax charge in the income statement is as follows:

	2016 £m			2015 £m
Tax charge	Current tax	Deferred tax	Half year Total	Half year Total	Full year Total
UK tax	(162)	(67)	(229)	(159)	(149)
Overseas tax	(340)	300	(40)	(487)	(593)
Total tax charge	(502)	233	(269)	(646)	(742)

The current tax charge of £502 million includes £27 million (half year 2015: £16 million; full year 2015: £35 million) in respect of the tax charge for the Hong Kong operation. The Hong Kong current tax charge is calculated as 16.5 per cent for all periods on either: (i) 5 per cent of the net insurance premium; or (ii) the estimated assessable profits, depending on the nature of the business written.

The total tax charge comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders as shown below:

	2016 £m			2015 £m
Tax charge	Current tax	Deferred tax	Half year Total	Half year Total	Full year Total
Tax charge to policyholders' returns	(153)	(139)	(292)	(202)	(173)
Tax (charge) credit attributable to shareholders	(349)	372	23	(444)	(569)
Total tax (charge) credit	(502)	233	(269)	(646)	(742)

The principal reason for the increase in the tax charge attributable to policyholders’ returns compared to half year 2015 is an increase on investment return in the with-profits fund in the UK insurance operations. An explanation of the tax charge attributable to shareholders is shown in note (b) below.

(b) Reconciliation of effective tax rate
Reconciliation of tax charge on profit attributable to shareholders

	Half year 2016 £m
	Asia insurance operations	US insurance operations	UK insurance operations	Other operations	Total
Operating profit (loss) based on longer-term investment returns	682	888	492	(3)	2,059
Non-operating profit (loss)	22	(1,471)	246	(192)	(1,395)
Profit (loss) before tax attributable to shareholders	704	(583)	738	(195)	664
Expected tax rate*	21%	35%	20%	20%	8%
Tax at the expected rate	148	(204)	148	(39)	53
Effects of recurring tax reconciliation items:
Income not taxable or taxable at concessionary rates	(14)	(5)	(16)	(3)	(38)
Deductions not allowable for tax purposes	8	2	6	2	18
Items related to taxation of life insurance businesses	(10)	(60)	(1)	-	(71)
Deferred tax adjustments	(1)	-	3	(3)	(1)
Effect of results of joint ventures and associates	(10)	-	-	(7)	(17)
Irrecoverable withholding taxes	-	-	-	20	20
Other	3	-	(2)	16	17
Total	(24)	(63)	(10)	25	(72)

Effects of non-recurring tax reconciliation items:
Adjustments to tax charge in relation to prior years	1	(3)	-	(2)	(4)
Total	1	(3)	-	(2)	(4)

Total actual tax charge (credit)	125	(270)	138	(16)	(23)
Analysed into:
Tax on operating profit based on longer-term investment returns	120	245	101	13	479
Tax on non-operating profit	5	(515)	37	(29)	(502)
Actual tax rate:
Operating profit based on longer-term investment returns
Including non-recurring tax reconciling items	18%	28%	21%	(433)%	23%
Excluding non-recurring tax reconciling items	17%	28%	21%	(500)%	23%
Total profit	18%	46%	19%	8%	(3)%

	Half year 2015 £m
	Asia insurance operations	US insurance operations	UK insurance operations	Other operations	Total
Operating profit based on longer-term investment returns	574	834	453	20	1,881
Non-operating (loss) profit	(107)	193	(96)	11	1
Profit before tax attributable to shareholders	467	1,027	357	31	1,882
Expected tax rate*	26%	35%	20%	19%	30%
Tax at the expected rate	121	359	71	6	557
Effects of recurring tax reconciliation items:
Income not taxable or taxable at concessionary rates	(13)	(3)	(2)	(5)	(23)
Deductions not allowable for tax purposes	4	2	2	11	19
Items related to taxation of life insurance businesses	(2)	(64)	-	-	(66)
Deferred tax adjustments	1	-	(1)	(4)	(4)
Effect of results of joint ventures and associates	(16)	-	-	(6)	(22)
Irrecoverable withholding taxes	-	-	-	14	14
Other	2	-	5	(3)	4
Total	(24)	(65)	4	7	(78)

Effects of non-recurring tax reconciliation items:
Adjustments to tax charge in relation to prior years	5	(28)	-	4	(19)
Movements in provisions for open tax matters	(9)	-	-	(2)	(11)
Impact of changes in local statutory tax rates	(5)	-	-	-	(5)
Total	(9)	(28)	-	2	(35)

Total actual tax charge	88	266	75	15	444
Analysed into:
Tax on operating profit based on longer-term investment returns	91	222	94	19	426
Tax on non-operating profit	(3)	44	(19)	(4)	18
Actual tax rate:
Operating profit based on longer-term investment returns
Including non-recurring tax reconciling items	16%	27%	21%	95%	23%
Excluding non-recurring tax reconciling items	17%	30%	21%	85%	25%
Total profit	19%	26%	21%	48%	24%

	Full year 2015 £m
	Asia insurance operations	US insurance operations	UK insurance operations	Other operations	Total
Operating profit (loss) based on longer-term investment returns	1,209	1,691	1,195	(88)	4,007
Non-operating loss	(173)	(492)	(120)	(74)	(859)
Profit (loss) before tax attributable to shareholders	1,036	1,199	1,075	(162)	3,148
Expected tax rate*	24%	35%	20%	20%	27%
Tax at the expected rate	249	420	215	(32)	852
Effects of recurring tax reconciliation items:
Income not taxable or taxable at concessionary rates	(42)	(10)	(2)	(9)	(63)
Deductions not allowable for tax purposes	15	5	7	6	33
Items related to taxation of life insurance businesses	(20)	(113)	-	-	(133)
Deferred tax adjustments	10	-	-	(11)	(1)
Effect of results of joint ventures and associates	(37)	-	-	(13)	(50)
Irrecoverable withholding taxes	-	-	-	28	28
Other	(4)	(1)	6	2	3
Total	(78)	(119)	11	3	(183)

Effects of non-recurring tax reconciliation items:
Adjustments to tax charge in relation to prior years	5	(65)	(7)	-	(67)
Movements in provisions for open tax matters	(6)	-	-	(5)	(11)
Impact of changes in local statutory tax rates	(5)	-	(16)	(1)	(22)
Total	(6)	(65)	(23)	(6)	(100)

Total actual tax charge (credit)	165	236	203	(35)	569
Analysed into:
Tax on operating profit based on longer-term investment returns	180	408	227	(19)	796
Tax on non-operating profit	(15)	(172)	(24)	(16)	(227)
Actual tax rate:
Operating profit based on longer-term investment returns
Including non-recurring tax reconciling items	15%	24%	19%	22%	20%
Excluding non-recurring tax reconciling items	15%	28%	21%	15%	22%
Total profit	16%	20%	19%	22%	18%

*
The expected tax rates (rounded to the nearest whole percentage) reflect the corporation tax rates generally applied to taxable profit of the relevant country jurisdictions. For Asia operations the expected tax rates reflect the corporation tax rates weighted by reference to the source of profit of operations contributing to the aggregate business result. The expected tax rate for other operations reflects the mix of business between UK and overseas non-insurance operations, which are taxed at a variety of rates. The rates will fluctuate from year to year dependent on the mix of profit.

B6            Earnings per share

		Half year 2016
		Before tax	Tax	Net of tax	Basic earnings per share	Diluted earnings per share
		note B1.1	note B5
	Note	£m	£m	£m	pence	pence
Based on operating profit based on longer-term investment returns		2,059	(479)	1,580	61.8p	61.7p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(1,360)	491	(869)	(34.0)p	(34.0)p
Amortisation of acquisition accounting adjustments		(35)	11	(24)	(0.9)p	(0.9)p
Based on profit for the period		664	23	687	26.9p	26.8p

		Half year 2015
		Before tax	Tax	Net of tax	Basic earnings per share	Diluted earnings per share
		note B1.1	note B5
	Note	£m	£m	£m	pence	pence
Based on operating profit based on longer-term investment returns		1,881	(426)	1,455	57.0p	56.9p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	86	(31)	55	2.1p	2.1p
Cumulative exchange loss on the sold Japan life business recycled from other comprehensive income		(46)	-	(46)	(1.8)p	(1.8)p
Amortisation of acquisition accounting adjustments		(39)	13	(26)	(1.0)p	(1.0)p
Based on profit for the period		1,882	(444)	1,438	56.3p	56.2p

		Full year 2015
		Before tax	Tax	Net of tax	Basic earnings per share	Diluted earnings per share
		note B1.1	note B5
	Note	£m	£m	£m	pence	pence
Based on operating profit based on longer-term investment returns		4,007	(796)	3,211	125.8p	125.6p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(737)	202	(535)	(21.0)p	(20.9)p
Cumulative exchange loss on the sold Japan life business recycled from other comprehensive income		(46)	-	(46)	(1.8)p	(1.8)p
Amortisation of acquisition accounting adjustments		(76)	25	(51)	(2.0)p	(2.0)p
Based on profit for the year		3,148	(569)	2,579	101.0p	100.9p

Earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests.

The weighted average number of shares for calculating earnings per share, which excludes those held in employee share trusts and consolidated unit trusts and OEICs, is set out as below:

	Half year 2016	Half year 2015	Full year 2015
Weighted average number of shares for calculation of:	(millions)	(millions)	(millions)
Basic earnings per share	2,558	2,552	2,553
Diluted earnings per share	2,559	2,555	2,556

B7            Dividends

	Half year 2016		Half year 2015		Full year 2015
	Pence per share	£m	Pence per share	£m	Pence per share	£m
Dividends relating to reporting period:
First interim dividend / Interim dividend for prior year	12.93p	333	12.31p	315	12.31p	315
Second interim dividend	-	-	-	-	26.47p	681
Special dividend	-	-	-	-	10.00p	257
Total	12.93p	333	12.31p	315	48.78p	1,253
Dividends declared and paid in reporting period:
Current year interim dividend	-	-	-	-	12.31p	315
Second interim dividend / Final dividend for prior year	26.47p	679	25.74p	659	25.74p	659
Special dividend	10.00p	256	-	-	-	-
Total	36.47p	935	25.74p	659	38.05p	974

Dividend per share
Prudential makes twice-yearly interim dividend payments to replace interim / final dividends that were paid in 2015. The second interim dividend of 26.47 pence per ordinary share and the special dividend of 10.00 pence per ordinary share for the year ended 31 December 2015 were paid to eligible shareholders on 20 May 2016.

The 2016 first interim dividend of 12.93 pence per ordinary share will be paid on 29 September 2016 in sterling to shareholders on the principal register and the Irish branch register at 6.00pm BST on 26 August 2016 (Record Date), and in Hong Kong dollars to shareholders on the Hong Kong branch register at 4.30pm Hong Kong time on the Record Date (HK Shareholders). Holders of US American Depositary Receipts (US Shareholders) will be paid their dividends in US dollars on or about 6 October 2016. The first interim dividend will be paid on or about 6 October 2016 in Singapore dollars to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte.) Limited (CDP) at 5.00pm Singapore time on the Record Date (SG Shareholders). The dividend payable to the HK Shareholders will be translated using the exchange rate quoted by the WM Company at the close of business on 9 August 2016. The exchange rate at which the dividend payable to the SG Shareholders will be translated into Singapore Dollars, will be determined by CDP.

Shareholders on the principal register and Irish branch register will be able to participate in a Dividend Reinvestment Plan.

C            BALANCE SHEET NOTES

C1 Analysis of Group position by segment and business type

To explain the assets, liabilities and capital of the Group’s businesses more comprehensively, it is appropriate to provide analyses of the Group’s statement of financial position by operating segment and type of business.

C1.1
Group statement of financial position – analysis by segment

		2016 £m								2015 £m
		Insurance operations			Total insurance operations	Asset management operations	Unallocated to a segment (central operations)	Elimination of intra-group debtors and creditors	30 Jun Group Total	30 Jun Group Total	31 Dec Group Total
		Asia	US	UK
By operating segment	Note	C2.1	C2.2	C2.3		C2.4
Assets
Intangible assets attributable to shareholders:
Goodwill	C5.1(a)	258	-	-	258	1,230	-	-	1,488	1,461	1,463
Deferred acquisition costs and other intangible assets	C5.1(b)	2,319	7,081	81	9,481	19	49	-	9,549	7,310	8,422
Total		2,577	7,081	81	9,739	1,249	49	-	11,037	8,771	9,885
Intangible assets attributable to with-profits funds:
Goodwill in respect of acquired subsidiaries for venture fund and other investment purposes		-	-	189	189	-	-	-	189	184	185
Deferred acquisition costs and other intangible assets		37	-	8	45	-	-	-	45	49	50
Total		37	-	197	234	-	-	-	234	233	235
Total		2,614	7,081	278	9,973	1,249	49	-	11,271	9,004	10,120
Deferred tax assets	C7	92	3,369	139	3,600	145	26	-	3,771	2,820	2,819
Other non-investment and non-cash assets note (i)		5,489	7,864	7,780	21,133	1,635	5,603	(10,864)	17,507	14,664	14,283
Investments of long-term business and other operations:
Investment properties		5	5	13,930	13,940	-	-	-	13,940	13,259	13,422
Investments in joint ventures and associates accounted for using the equity method		525	-	462	987	148	-	-	1,135	962	1,034
Financial investments:
Loans	C3.4	1,278	8,504	3,616	13,398	817	-	-	14,215	12,578	12,958
Equity securities and portfolio holdings in unit trusts		22,631	104,124	49,150	175,905	106	26	-	176,037	155,253	157,453
Debt securities	C3.3	35,519	41,143	89,114	165,776	2,587	4	-	168,367	142,307	147,671
Other investments		79	2,503	7,489	10,071	265	4	-	10,340	7,713	7,353
Deposits		912	-	13,184	14,096	85	-	-	14,181	11,043	12,088
Total investments		60,949	156,279	176,945	394,173	4,008	34	-	398,215	343,115	351,979
Assets held for sale		-	-	30	30	-	-	-	30	-	2
Cash and cash equivalents		2,010	1,056	3,445	6,511	1,693	326	-	8,530	8,298	7,782
Total assets	C3.1	71,154	175,649	188,617	435,420	8,730	6,038	(10,864)	439,324	377,901	386,985

		2016 £m								2015 £m
		Insurance operations
By operating segment	Note	Asia	US	UK	Total insurance operations	Asset management operations	Unallocated to a segment (central operations)	Elimination of intra- group debtors and creditors	30 Jun Group Total	30 Jun Group Total	31 Dec Group Total

Equity and liabilities
Equity
Shareholders’ equity		4,873	5,056	6,163	16,092	2,422	(3,909)	-	14,605	12,104	12,955
Non-controlling interests		1	-	-	1	-	-	-	1	1	1
Total equity		4,874	5,056	6,163	16,093	2,422	(3,909)	-	14,606	12,105	12,956
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)		53,437	159,155	151,233	363,825	-	-	(1,315)	362,510	313,620	322,518
Unallocated surplus of with-profits funds		2,351	-	11,246	13,597	-	-	-	13,597	12,768	13,096
Total policyholder liabilities and unallocated surplus of with-profits funds	C4	55,788	159,155	162,479	377,422	-	-	(1,315)	376,107	326,388	335,614
Core structural borrowings of shareholder-financed operations:
Subordinated debt		-	-	-	-	-	4,956	-	4,956	3,897	4,018
Other		-	186	-	186	275	549	-	1,010	983	993
Total	C6.1	-	186	-	186	275	5,505	-	5,966	4,880	5,011
Operational borrowings attributable to shareholder-financed operations	C6.2(a)	11	70	163	244	-	2,554	-	2,798	2,504	1,960
Borrowings attributable to with-profits operations	C6.2(b)	6	-	1,421	1,427	-	-	-	1,427	1,089	1,332
Deferred tax liabilities	C7	905	3,204	1,253	5,362	23	12	-	5,397	4,325	4,010
Other non-insurance liabilitiesnote (ii)		9,570	7,978	17,138	34,686	6,010	1,876	(9,549)	33,023	26,610	26,102
Total liabilities	C3.1	66,280	170,593	182,454	419,327	6,308	9,947	(10,864)	424,718	365,796	374,029
Total equity and liabilities		71,154	175,649	188,617	435,420	8,730	6,038	(10,864)	439,324	377,901	386,985

Notes
(i)        The largest component of the other non-investment and non-cash assets of £17,507 million (30 June 2015: £14,664 million; 31 December 2015: £14,283 million) is the reinsurers’ share of contract liabilities of £9,470 million (30 June 2015: £7,259 million; 31 December 2015; £7,903 million). As set out in note C2.2 these amounts relate primarily to the reinsurance ceded in respect of the acquired REALIC business by the Group’s US insurance operations.
Within other non-investment and non-cash assets are premiums receivable of £467 million (30 June 2015: £884 million; 31 December 2015: £428 million) of which 73 per cent are due within one year. The remaining 27 per cent is due after one year.
Also included within other non-investment and non-cash assets are property, plant and equipment of £1,214 million (30 June 2015: £984 million; 31 December 2015: £1,197 million) of which £910 million (30 June 2015: £659 million; 31 December 2015: £833 million) was held by the Group’s with-profits operations, primarily by the consolidated subsidiaries for venture funds and other investment purposes of the PAC with-profits fund. The Group made additions to property, plant and equipment of £128 million (30 June 2015: £105 million; 31 December 2015: £256 million).
(ii)       Within other non-insurance liabilities are other creditors of £6,520 million (30 June 2015: £5,515 million; 31 December 2015: £4,876 million) of which £6,147 million (30 June 2015: £5,193 million; 31 December 2015: £4,554 million) is due within one year.

C1.2            Group statement of financial position – analysis by business type

		2016 £m							2015 £m
		Policyholder	Shareholder-backed business
	Note	Participating funds*	Unit-linked and variable annuity	Non -linked business	Asset management operations	Unallocated to a segment (central operations)	Elimination of intra-group debtors and creditors	30 Jun Group Total	30 Jun Group Total	31 Dec Group Total
Assets
Intangible assets attributable to shareholders:
Goodwill	C5.1(a)	-	-	258	1,230	-	-	1,488	1,461	1,463
Deferred acquisition costs and other intangible assets	C5.1(b)	-	-	9,481	19	49	-	9,549	7,310	8,422
Total		-	-	9,739	1,249	49	-	11,037	8,771	9,885
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes		189	-	-	-	-	-	189	184	185
Deferred acquisition costs and other intangible assets		45	-	-	-	-	-	45	49	50
Total		234	-	-	-	-	-	234	233	235
Total		234	-	9,739	1,249	49	-	11,271	9,004	10,120
Deferred tax assets	C7	88	-	3,512	145	26	-	3,771	2,820	2,819
Other non-investment and non-cash assets		4,947	892	12,546	1,635	5,603	(8,116)	17,507	14,664	14,283
Investments of long-term business and other operations:
Investment properties		11,655	694	1,591	-	-	-	13,940	13,259	13,422
Investments in joint ventures and associates accounted for using the equity method		462	-	525	148	-	-	1,135	962	1,034
Financial investments:
Loans	C3.4	2,716	-	10,682	817	-	-	14,215	12,578	12,958
Equity securities and portfolio holdings in unit trusts		43,195	131,405	1,305	106	26	-	176,037	155,253	157,453
Debt securities	C3.3	67,833	10,015	87,928	2,587	4	-	168,367	142,307	147,671
Other investments		6,934	54	3,083	265	4	-	10,340	7,713	7,353
Deposits		11,289	1,078	1,729	85	-	-	14,181	11,043	12,088
Total investments		144,084	143,246	106,843	4,008	34	-	398,215	343,115	351,979
Assets held for sale		30	-	-	-	-	-	30	-	2
Cash and cash equivalents		2,499	1,082	2,930	1,693	326	-	8,530	8,298	7,782
Total assets	C3.1	151,882	145,220	135,570	8,730	6,038	(8,116)	439,324	377,901	386,985

Equity and liabilities
Equity
Shareholders’ equity		-	-	16,092	2,422	(3,909)	-	14,605	12,104	12,955
Non-controlling interests		-	-	1	-	-	-	1	1	1
Total equity		-	-	16,093	2,422	(3,909)	-	14,606	12,105	12,956
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)		120,311	141,157	101,042	-	-	-	362,510	313,620	322,518
Unallocated surplus of with-profits funds		13,597	-	-	-	-	-	13,597	12,768	13,096
Total policyholder liabilities and unallocated surplus of with-profits funds	C4	133,908	141,157	101,042	-	-	-	376,107	326,388	335,614
Core structural borrowings of shareholder-financed operations:
Subordinated debt		-	-	-	-	4,956	-	4,956	3,897	4,018
Other		-	-	186	275	549	-	1,010	983	993
Total	C6.1	-	-	186	275	5,505	-	5,966	4,880	5,011
Operational borrowings attributable to shareholder-financed operations	C6.2(a)	-	11	233	-	2,554	-	2,798	2,504	1,960
Borrowings attributable to with-profits operations	C6.2(b)	1,427	-	-	-	-	-	1,427	1,089	1,332
Deferred tax liabilities	C7	1,559	30	3,773	23	12	-	5,397	4,325	4,010
Other non-insurance liabilities		14,988	4,022	14,243	6,010	1,876	(8,116)	33,023	26,610	26,102
Total liabilities	C3.1	151,882	145,220	119,477	6,308	9,947	(8,116)	424,718	365,796	374,029
Total equity and liabilities		151,882	145,220	135,570	8,730	6,038	(8,116)	439,324	377,901	386,985
* Participating funds business in the table above is presented after the elimination on consolidation of the balances relating to an intra-group reinsurance contract entered into during the period between the UK with-profits and Asia with-profits operations. In the segmental analysis presented in note C1.1, the balances are presented before elimination in the individual insurance operations segment, with the adjustment presented separately under intra-group eliminations.

C2            Analysis of segment position by business type

To show the statement of financial position by reference to the differing degrees of policyholder and shareholder economic interest of the different types of business, the analysis below is structured to show the assets and liabilities of each segment by business type.

C2.1
Asia insurance operations

		2016 £m				2015 £m
		With-profits business	Unit-linked assets and liabilities	Other business	30 Jun Total	30 Jun Total	31 Dec Total
	Note	note
Assets
Intangible assets attributable to shareholders:
Goodwill		-	-	258	258	231	233
Deferred acquisition costs and other intangible assets		-	-	2,319	2,319	1,918	2,103
Total		-	-	2,577	2,577	2,149	2,336
Intangible assets attributable to with-profits funds:
Deferred acquisition costs and other intangible assets		37	-	-	37	44	42
Deferred tax assets		-	-	92	92	95	66
Other non-investment and non-cash assets		2,756	325	2,408	5,489	3,367	3,621
Investments of long-term business and other operations:
Investment properties		-	-	5	5	5	5
Investments in joint ventures and associates accounted for using the equity method		-	-	525	525	415	475
Financial investments:
Loans	C3.4	652	-	626	1,278	1,009	1,084
Equity securities and portfolio holdings in unit trusts		8,898	12,698	1,035	22,631	20,190	18,532
Debt securities	C3.3	20,578	3,427	11,514	35,519	24,366	28,292
Other investments		41	20	18	79	71	57
Deposits		169	284	459	912	696	773
Total investments		30,338	16,429	14,182	60,949	46,752	49,218
Cash and cash equivalents		785	360	865	2,010	1,672	2,064
Total assets		33,916	17,114	20,124	71,154	54,079	57,347
Equity and liabilities
Equity
Shareholders’ equity		-	-	4,873	4,873	3,620	3,956
Non-controlling interests		-	-	1	1	1	1
Total equity		-	-	4,874	4,874	3,621	3,957
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)		25,804	15,705	11,928	53,437	40,832	42,516
Unallocated surplus of with-profits funds		2,351	-	-	2,351	2,127	2,553
Total	C4.1(b)	28,155	15,705	11,928	55,788	42,959	45,069
Operational borrowings attributable to shareholder-financed operations		-	7	4	11	-	-
Borrowings attributable to with-profits operations		6	-	-	6	-	-
Deferred tax liabilities		584	30	291	905	760	734
Other non-insurance liabilities		5,171	1,372	3,027	9,570	6,739	7,587
Total liabilities		33,916	17,114	15,250	66,280	50,458	53,390
Total equity and liabilities		33,916	17,114	20,124	71,154	54,079	57,347

Note
The statement of financial position for with-profits business comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore operations. Assets and liabilities of other participating businesses are included in the column for 'Other business'.

C2.2            US insurance operations

		2016 £m			2015 £m
		Variable annuity separate account assets and liabilities	Fixed annuity, GIC and other business	30 Jun Total	30 Jun Total	31 Dec Total
	Note	note (i)	note (i)
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangibles		-	7,081	7,081	5,240	6,168
Total		-	7,081	7,081	5,240	6,168
Deferred tax assets		-	3,369	3,369	2,389	2,448
Other non-investment and non-cash assetsnote (iv)		-	7,864	7,864	6,562	7,205
Investments of long-term business and other operations:
Investment properties		-	5	5	19	5
Financial investments:
Loans	C3.4	-	8,504	8,504	6,798	7,418
Equity securities and portfolio holdings in unit trustsnote (iii)		103,904	220	104,124	86,283	91,216
Debt securities	C3.3	-	41,143	41,143	32,117	34,071
Other investmentsnote (ii)		-	2,503	2,503	1,515	1,715
Total investments		103,904	52,375	156,279	126,732	134,425
Cash and cash equivalents		-	1,056	1,056	713	1,405
Total assets		103,904	71,745	175,649	141,636	151,651
Equity and liabilities
Equity
Shareholders’ equitynote (v)		-	5,056	5,056	4,004	4,154
Total equity		-	5,056	5,056	4,004	4,154
Liabilities
Policyholder liabilities:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)		103,904	55,251	159,155	129,667	138,913
Total	C4.1 (c)	103,904	55,251	159,155	129,667	138,913
Core structural borrowings of shareholder-financed operations		-	186	186	159	169
Operational borrowings attributable to shareholder-financed operations		-	70	70	221	66
Deferred tax liabilities		-	3,204	3,204	2,309	2,086
Other non-insurance liabilities		-	7,978	7,978	5,276	6,263
Total liabilities		103,904	66,689	170,593	137,632	147,497
Total equity and liabilities		103,904	71,745	175,649	141,636	151,651

Notes
(i) These amounts are for separate account assets and liabilities for all variable annuity products comprising those with and without guarantees. Assets and liabilities attaching to variable annuity business that are not held in the separate account, eg in respect of guarantees, are shown within other business.
(ii) Other investments comprise:

	2016 £m	2015 £m
	30 Jun	30 Jun	31 Dec
Derivative assets*	1,608	765	905
Partnerships in investment pools and other**	895	750	810
	2,503	1,515	1,715
* After taking account of the derivative liabilities of £421 million (30 June 2015: £258 million; 31 December 2015: £249 million), which are included in other non-insurance liabilities, the derivative position for US operations is a net asset of £1,187 million (30 June 2015: net asset of £507 million; 31 December 2015: net asset of £656 million).
** Partnerships in investment pools and other comprise primarily investments in limited partnerships. These include interests in the PPM America Private Equity Fund and diversified investments in other partnerships by independent money managers that generally invest in various equities and fixed income loans and securities.

(iii) Equity securities and portfolio holdings in unit trusts include investments in mutual funds, the majority of which are equity-based.
(iv) Included within other non-investment and non-cash assets of £7,864 million (30 June 2015: £6,562 million; 31 December 2015: £7,205 million) were balances of £6,859 million (30 June 2015: £5,817 million; 31 December 2015: £6,211 million) for reinsurers’ share of insurance contract liabilities. Of the £6,859 million as at 30 June 2016, £5,870 million (30 June 2015: £5,057 million; 31 December 2015: £5,388 million) related to the reinsurance ceded in respect of the acquired REALIC business. Jackson holds collateral for certain of these reinsurance arrangements with a corresponding funds withheld liability. As of 30 June 2016, the funds withheld liability of £2,616 million (30 June 2015: £2,204 million; 31 December 2015: £2,347 million) was recorded within other non-insurance liabilities.

(v) Changes in shareholders’ equity

	2016 £m	2015 £m
	Half year	Half year	Full year
Operating profit based on longer-term investment returns B1.1	888	834	1,691
Short-term fluctuations in investment returns B1.2	(1,440)	228	(424)
Amortisation of acquisition accounting adjustments arising on the purchase of REALIC	(31)	(35)	(68)
Profit before shareholder tax	(583)	1027	1,199
Tax B5	270	(266)	(236)
Profit for the period	(313)	761	963

Profit for the period (as above)	(313)	761	963
Items recognised in other comprehensive income:
Exchange movements	445	(34)	230
Unrealised valuation movements on securities classified as available-for-sale:
Unrealised holding gains (losses) arising during the period	2,023	(661)	(1,256)
Add back net losses / deduct net gains included in the income statement on disposal and impairment	95	(101)	(49)
Total unrealised valuation movements	2,118	(762)	(1,305)
Related amortisation of deferred acquisition costs C5.1(b)	(435)	165	337
Related tax	(589)	209	339
Total other comprehensive income (loss)	1,539	(422)	(399)
Total comprehensive income for the period	1,226	339	564
Dividends, interest payments to central companies and other movements	(324)	(402)	(477)
Net increase (decrease) in equity	902	(63)	87
Shareholders’ equity at beginning of period	4,154	4,067	4,067
Shareholders’ equity at end of period	5,056	4,004	4,154

C2.3
UK insurance operations

Of the total investments of £177 billion in UK insurance operations, £114 billion of investments are held by Scottish Amicable Insurance Fund and the PAC with-profits sub-fund. Shareholders are exposed only indirectly to value movements on these assets.

				2016 £m				2015 £m
				Other funds and subsidiaries
		Scottish Amicable Insurance Fund	PAC with- profits sub- fund	Unit-linked assets and liabilities	Annuity and other long-term business	Total	30 Jun Total	30 Jun Total	31 Dec Total
By operating segment	Note	note (ii)	note (i)
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangible assets		-	-	-	81	81	81	85	83
Total		-	-	-	81	81	81	85	83
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes		-	189	-	-	-	189	184	185
Deferred acquisition costs		-	8	-	-	-	8	5	8
Total		-	197	-	-	-	197	189	193
Total		-	197	-	81	81	278	274	276
Deferred tax assets		-	88	-	51	51	139	140	132
Other non-investment and non-cash assets		179	4,760	567	2,274	2,841	7,780	8,161	7,209
Investments of long-term business and other operations:
Investment properties		346	11,309	694	1,581	2,275	13,930	13,235	13,412
Investments in joint ventures and associates accounted for using the equity method (principally property fund joint ventures)		-	462	-	-	-	462	433	434
Financial investments:
Loans	C3.4	55	2,009	-	1,552	1,552	3,616	3,845	3,571
Equity securities and portfolio holdings in unit trusts		2,614	31,683	14,803	50	14,853	49,150	48,662	47,593
Debt securities	C3.3	2,127	45,128	6,588	35,271	41,859	89,114	83,876	83,101
Other investmentsnote (iii)		300	6,593	34	562	596	7,489	6,006	5,486
Deposits		517	10,603	794	1,270	2,064	13,184	10,295	11,226
Total investments		5,959	107,787	22,913	40,286	63,199	176,945	166,352	164,823
Properties held for sale		-	30	-	-	-	30	-	2
Cash and cash equivalents		144	1,570	722	1,009	1,731	3,445	3,673	2,880
Total assets		6,282	114,432	24,202	43,701	67,903	188,617	178,600	175,322

		2016 £m						2015 £m
				Other funds and subsidiaries
		Scottish Amicable Insurance Fund	PAC with-profits sub-fund	Unit-linked assets and liabilities	Annuity and other long- term business	Total	30 Jun Total	30 Jun Total	31 Dec Total
	Note	note (ii)	note (i)
Equity and liabilities
Equity
Shareholders’ equity		-	-	-	6,163	6,163	6,163	3,972	5,140
Total equity		-	-	-	6,163	6,163	6,163	3,972	5,140
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)		5,906	89,916	21,548	33,863	55,411	151,233	144,431	142,350
Unallocated surplus of with-profits funds (reflecting application of ‘realistic’ basis provisions for UK regulated with-profits funds)		-	11,246	-	-	-	11,246	10,641	10,543
Total	C4.1(d)	5,906	101,162	21,548	33,863	55,411	162,479	155,072	152,893
Operational borrowings attributable to shareholder-financed operations		-	-	4	159	163	163	96	179
Borrowings attributable to with-profits funds		12	1,409	-	-	-	1,421	1,089	1,332
Deferred tax liabilities		25	950	-	278	278	1,253	1,226	1,162
Other non-insurance liabilities		339	10,911	2,650	3,238	5,888	17,138	17,145	14,616
Total liabilities		6,282	114,432	24,202	37,538	61,740	182,454	174,628	170,182
Total equity and liabilities		6,282	114,432	24,202	43,701	67,903	188,617	178,600	175,322

Notes
(i) The PAC with-profits sub-fund (WPSF) mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). Included in the PAC with-profits fund is £11.3 billion (30 June 2015: £11.3 billion; 31 December 2015: £10.8 billion) of non-profit annuities liabilities. The WPSF’s profits are apportioned 90 per cent to its policyholders and 10 per cent to shareholders as surplus for distribution is determined via the annual actuarial valuation. For the purposes of this table and subsequent explanation, references to the WPSF also include, for convenience, the amounts attaching to the Defined Charges Participating Sub-fund which comprises 4 per cent of the total assets of the WPSF and includes the with-profits annuity business transferred to Prudential from the Equitable Life Assurance Society on 1 December 2007 (with assets of approximately £1.7 billion). Profits to shareholders on this with-profits annuity business emerge on a ‘charges less expenses’ basis and policyholders are entitled to 100 per cent of the investment earnings.
(ii) The fund is solely for the benefit of policyholders of SAIF. Shareholders have no interest in the profits of this fund although they are entitled to asset management fees on this business. SAIF is a separate sub-fund within the PAC long-term business fund.
(iii) Other investments comprise:

	2016 £m	2015 £m
	30 Jun	30 Jun	31 Dec
Derivative assets*	3,563	2,555	1,930
Partnerships in investment pools and other**	3,926	3,451	3,556
	7,489	6,006	5,486
* After including derivative liabilities of £3,736 million (30 June 2015: £841 million; 31 December 2015: £2,125 million), which are also included in the statement of financial position, the overall derivative position was a net liability of £173 million (30 June 2015: net asset of £1,714 million; 31 December 2015: net liability of £195 million).
** Partnerships in investment pools and other comprise mainly investments held by the PAC with-profits fund. These investments are primarily investments in limited partnerships and additionally, investments in property funds.

C2.4            Asset management operations

		2016 £m					2015 £m
	Note	M&G	Prudential Capital	US	Eastspring Investments	30 Jun Total	30 Jun Total	31 Dec Total
Assets
Intangible assets:
Goodwill		1,153	-	16	61	1,230	1,230	1,230
Deferred acquisition costs and other intangible assets		13	-	4	2	19	19	21
Total		1,166	-	20	63	1,249	1,249	1,251
Other non-investment and non-cash assets		905	536	263	76	1,780	2,292	1,644
Investments in joint ventures and associates accounted for using the equity method		33	-	-	115	148	114	125
Financial investments:
Loans	C3.4	-	817	-	-	817	926	885
Equity securities and portfolio holdings in unit trusts		89	-	-	17	106	89	85
Debt securities	C3.3	-	2,587	-	-	2,587	1,948	2,204
Other investments		19	242	4	-	265	118	94
Deposits		-	-	36	49	85	52	89
Total investments		141	3,646	40	181	4,008	3,247	3,482
Cash and cash equivalents		330	1,145	84	134	1,693	1,390	1,054
Total assets		2,542	5,327	407	454	8,730	8,178	7,431
Equity and liabilities
Equity
Shareholders’ equity		1,838	31	201	352	2,422	2,172	2,332
Total equity		1,838	31	201	352	2,422	2,172	2,332
Liabilities
Core structural borrowing of shareholder-financed operations		-	275	-	-	275	275	275
Operational borrowing attributable to shareholder-financed operations		-	-	-	-	-	11	10
Intra-group debt represented by operational borrowings at Group levelnote (i)		-	2,554	-	-	2,554	2,176	1,705
Other non-insurance liabilitiesnote (ii)		704	2,467	206	102	3,479	3,544	3,109
Total liabilities		704	5,296	206	102	6,308	6,006	5,099
Total equity and liabilities		2,542	5,327	407	454	8,730	8,178	7,431

Notes
(i) Intra-group debt represented by operational borrowings at Group level, which are in respect of Prudential Capital’s short-term fixed income security programme and comprise:

	2016 £m	2015 £m
	30 Jun	30 Jun	31 Dec
Commercial paper	1,956	1,577	1,107
Medium Term Notes	598	599	598
Total intra-group debt represented by operational borrowings at Group level	2,554	2,176	1,705

(ii) Other non-insurance liabilities consist primarily of intra-group balances, derivative liabilities and other creditors.

C3          Assets and liabilities - classification and measurement

C3.1
Group assets and liabilities – classification
The classification of the Group’s assets and liabilities, and its corresponding accounting carrying values reflect the requirements of IFRS. For financial investments the basis of valuation reflects the Group's application of IAS 39 'Financial Instruments: Recognition and Measurement' as described further below. Where assets and liabilities have been valued at fair value or measured on a different basis but fair value is disclosed, the Group has followed the principles under IFRS 13 ‘Fair value measurement’. The basis applied is summarised below:

	30 Jun 2016 £m
	At fair value		Cost/ amortised cost/ IFRS 4 basis value	Total carrying value	Fair value, where applicable
			note (i)
	Through profit or loss	Available- for-sale
Assets

Intangible assets attributable to shareholders:
Goodwill	-	-	1,488	1,488
Deferred acquisition costs and other intangible assets	-	-	9,549	9,549
Total	-	-	11,037	11,037
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	-	-	189	189
Deferred acquisition costs and other intangible assets	-	-	45	45
Total	-	-	234	234
Total intangible assets	-	-	11,271	11,271
Other non-investment and non-cash assets:
Property, plant and equipment	-	-	1,214	1,214
Reinsurers’ share of insurance contract liabilities	-	-	9,470	9,470
Deferred tax assets	-	-	3,771	3,771
Current tax recoverable	-	-	554	554
Accrued investment income	-	-	2,764	2,764	2,764
Other debtors	-	-	3,505	3,505	3,505
Total	-	-	21,278	21,278
Investments of long-term business and other operations:note (ii)
Investment properties	13,940	-	-	13,940	13,940
Investments accounted for using the equity method	-	-	1,135	1,135
Loans	2,707	-	11,508	14,215	15,018
Equity securities and portfolio holdings in unit trusts	176,037	-	-	176,037	176,037
Debt securities	127,322	41,045	-	168,367	168,367
Other investments	10,340	-	-	10,340	10,340
Deposits	-	-	14,181	14,181	14,181
Total investments	330,346	41,045	26,824	398,215
Assets held for sale	30	-	-	30	30
Cash and cash equivalents	-	-	8,530	8,530	8,530
Total assets	330,376	41,045	67,903	439,324

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities	-	-	296,873	296,873
Investment contract liabilities with discretionary participation features note (iii)	-	-	46,286	46,286
Investment contract liabilities without discretionary participation features	16,178	-	3,173	19,351	19,421
Unallocated surplus of with-profits funds	-	-	13,597	13,597
Total	16,178	-	359,929	376,107
Core structural borrowings of shareholder-financed operations	-	-	5,966	5,966	6,392
Other borrowings:
Operational borrowings attributable to shareholder-financed operations	-	-	2,798	2,798	2,798
Borrowings attributable to with-profits operations	-	-	1,427	1,427	1,430
Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	-	-	4,963	4,963	5,006
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	8,770	-	-	8,770	8,770
Deferred tax liabilities	-	-	5,397	5,397
Current tax liabilities	-	-	566	566
Accruals and deferred income	-	-	912	912
Other creditors	375	-	6,145	6,520	6,520
Provisions	-	-	467	467
Derivative liabilities	5,342	-	-	5,342	5,342
Other liabilities	2,616	-	2,867	5,483	5,483
Total	17,103	-	21,317	38,420
Total liabilities	33,281	-	391,437	424,718

	30 Jun 2015 £m
	At fair value		Cost/ amortised cost/ IFRS 4 basis value	Total carrying value	Fair value, where applicable
			note (i)
	Through profit or loss	Available- for-sale
Assets

Intangible assets attributable to shareholders:
Goodwill	-	-	1,461	1,461
Deferred acquisition costs and other intangible assets	-	-	7,310	7,310
Total	-	-	8,771	8,771
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	-	-	184	184
Deferred acquisition costs and other intangible assets	-	-	49	49
Total	-	-	233	233
Total intangible assets	-	-	9,004	9,004
Other non-investment and non-cash assets:
Property, plant and equipment	-	-	984	984
Reinsurers’ share of insurance contract liabilities	-	-	7,259	7,259
Deferred tax assets	-	-	2,820	2,820
Current tax recoverable	-	-	220	220
Accrued investment income	-	-	2,575	2,575	2,575
Other debtors	-	-	3,626	3,626	3,626
Total	-	-	17,484	17,484
Investments of long-term business and other operations:note (ii)
Investment properties	13,259	-	-	13,259	13,259
Investments accounted for using the equity method		-	962	962
Loans	2,306	-	10,272	12,578	13,189
Equity securities and portfolio holdings in unit trusts	155,253	-	-	155,253	155,253
Debt securities	110,273	32,034	-	142,307	142,307
Other investments	7,713	-	-	7,713	7,713
Deposits	-	-	11,043	11,043	11,043
Total investments	288,804	32,034	22,277	343,115
Cash and cash equivalents	-		8,298	8,298	8,298
Total assets	288,804	32,034	57,063	377,901

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities	-	-	254,417	254,417
Investment contract liabilities with discretionary participation features note (iii)	-	-	39,795	39,795
Investment contract liabilities without discretionary participation features	16,741	-	2,667	19,408	19,426
Unallocated surplus of with-profits funds	-	-	12,768	12,768
Total	16,741	-	309,647	326,388
Core structural borrowings of shareholder-financed operations	-	-	4,880	4,880	5,373
Other borrowings:
Operational borrowings attributable to shareholder-financed operations	-	-	2,504	2,504	2,504
Borrowings attributable to with-profits operations	-	-	1,089	1,089	1,102
Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	-	-	3,296	3,296	3,305
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	10,007	-	-	10,007	10,007
Deferred tax liabilities	-	-	4,325	4,325
Current tax liabilities	-	-	393	393
Accruals and deferred income	-	-	750	750
Other creditors	322	-	5,193	5,515	5,515
Provisions	-	-	546	546
Derivative liabilities	1,758	-	-	1,758	1,758
Other liabilities	2,204	-	2,141	4,345	4,345
Total	14,291	-	16,644	30,935
Total liabilities	31,032	-	334,764	365,796

	31 Dec 2015 £m
	At fair value		Cost/ amortised cost/ IFRS 4 basis value	Total carrying value	Fair value, where applicable
			note (i)
	Through profit or loss	Available- for-sale
Assets

Intangible assets attributable to shareholders:
Goodwill	-	-	1,463	1,463
Deferred acquisition costs and other intangible assets	-	-	8,422	8,422
Total	-	-	9,885	9,885
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	-	-	185	185
Deferred acquisition costs and other intangible assets	-	-	50	50
Total	-	-	235	235
Total intangible assets	-	-	10,120	10,120
Other non-investment and non-cash assets:
Property, plant and equipment	-	-	1,197	1,197
Reinsurers’ share of insurance contract liabilities	-	-	7,903	7,903
Deferred tax assets	-	-	2,819	2,819
Current tax recoverable	-	-	477	477
Accrued investment income	-	-	2,751	2,751	2,751
Other debtors	-	-	1,955	1,955	1,955
Total	-	-	17,102	17,102
Investments of long-term business and other operations:note (ii)
Investment properties	13,422	-	-	13,422	13,422
Investments accounted for using the equity method	-	-	1,034	1,034
Loans	2,438	-	10,520	12,958	13,482
Equity securities and portfolio holdings in unit trusts	157,453	-	-	157,453	157,453
Debt securities	113,687	33,984	-	147,671	147,671
Other investments	7,353	-	-	7,353	7,353
Deposits	-	-	12,088	12,088	12,088
Total investments	294,353	33,984	23,642	351,979
Assets held for sale	2	-	-	2	2
Cash and cash equivalents	-	-	7,782	7,782	7,782
Total assets	294,355	33,984	58,646	386,985

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities	-	-	260,622	260,622
Investment contract liabilities with discretionary participation features note (iii)	-	-	42,959	42,959
Investment contract liabilities without discretionary participation features	16,022	-	2,784	18,806	18,842
Unallocated surplus of with-profits funds	-	-	13,227	13,227
Total	16,022	-	319,592	335,614
Core structural borrowings of shareholder-financed operations	-	-	5,011	5,011	5,419
Other borrowings:
Operational borrowings attributable to shareholder-financed operations	-	-	1,960	1,960	1,960
Borrowings attributable to with-profits operations	-	-	1,332	1,332	1,344
Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	-	-	3,765	3,765	3,775
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	7,873	-	-	7,873	7,873
Deferred tax liabilities	-	-	4,010	4,010
Current tax liabilities	-	-	325	325
Accruals and deferred income	-	-	952	952
Other creditors	322	-	4,554	4,876	4,876
Provisions	-	-	604	604
Derivative liabilities	3,119	-	-	3,119	3,119
Other liabilities	2,347	-	2,241	4,588	4,588
Total	13,661	-	16,451	30,112
Total liabilities	29,683	-	344,346	374,029

Notes
(i) Assets carried at cost or amortised cost are subject to impairment testing where appropriate under IFRS requirements. This category also includes assets which are valued by reference to specific IFRS standards such as reinsurers’ share of insurance contract liabilities, deferred tax assets and investments accounted for under the equity method.
(ii) Realised gains and losses on the Group’s investments for half year 2016 recognised in the income statement amounted to a net loss of £1.2 billion (30 June 2015: net gain of £1.8 billion; 31 December 2015: net gain of £3.0 billion).
(iii) The carrying value of investment contracts with discretionary participation features is determined on an IFRS 4 basis. It is impractical to determine the fair value of these contracts due to the lack of a reliable basis on which to measure the participation features.

C3.2            Group assets and liabilities – measurement

(a) Determination of fair value
The fair values of the assets and liabilities of the Group have been determined on the following bases.
The fair values of the financial instruments for which fair valuation is required under IFRS are determined by the use of current market bid prices for exchange-quoted investments, or by using quotations from independent third parties, such as brokers and pricing services or by using appropriate valuation techniques.
The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm’s length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third parties or valued internally using standard market practices.
The loans and receivables have been shown net of provisions for impairment. The fair value of loans has been estimated from discounted cash flows expected to be received. The rate of discount used was the market rate of interest where applicable.
The fair value of investment properties is based on market values as assessed by professionally qualified external valuers or by the Group’s qualified surveyors.
The fair value of the subordinated and senior debt issued by the parent company is determined using the quoted prices from independent third parties.
The fair value of financial liabilities (other than derivative financial instruments) is determined using discounted cash flows of the amounts expected to be paid.
(b) Fair value hierarchy of financial instruments measured at fair value on recurring basis
The table below shows the financial instruments carried at fair value analysed by level of the IFRS 13 ‘Fair Value Measurement’ defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

	30 Jun 2016 £m
	Level 1	Level 2	Level 3
Analysis of financial investments, net of derivative liabilities by business type	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total

With-profits
Equity securities and portfolio holdings in unit trusts	38,596	3,969	630	43,195
Debt securities	24,430	42,741	662	67,833
Other investments (including derivative assets)	103	3,157	3,674	6,934
Derivative liabilities	(192)	(2,536)	-	(2,728)
Total financial investments, net of derivative liabilities	62,937	47,331	4,966	115,234
Percentage of total	55%	41%	4%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	130,977	401	27	131,405
Debt securities	4,956	5,059	-	10,015
Other investments (including derivative assets)	11	38	5	54
Derivative liabilities	(19)	(51)	-	(70)
Total financial investments, net of derivative liabilities	135,925	5,447	32	141,404
Percentage of total	96%	4%	0%	100%
Non-linked shareholder-backed
Loans	-	259	2,448	2,707
Equity securities and portfolio holdings in unit trusts	1,402	1	34	1,437
Debt securities	23,379	66,823	317	90,519
Other investments (including derivative assets)	-	2,369	983	3,352
Derivative liabilities	-	(2,064)	(480)	(2,544)
Total financial investments, net of derivative liabilities	24,781	67,388	3,302	95,471
Percentage of total	26%	71%	3%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans*	-	259	2,448	2,707
Equity securities and portfolio holdings in unit trusts	170,975	4,371	691	176,037
Debt securities	52,765	114,623	979	168,367
Other investments (including derivative assets)	114	5,564	4,662	10,340
Derivative liabilities	(211)	(4,651)	(480)	(5,342)
Total financial investments, net of derivative liabilities	223,643	120,166	8,300	352,109
Investment contracts liabilities without discretionary participation features held at fair value	-	(16,178)	-	(16,178)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(5,275)	(2,427)	(1,068)	(8,770)
Other financial liabilities held at fair value	-	(375)	(2,616)	(2,991)
Total financial instruments at fair value	218,368	101,186	4,616	324,170
Percentage of total	67%	31%	2%	100%
* Loans in the table above are those classified as fair value through profit and loss in note C3.1.

	30 Jun 2015 £m
	Level 1	Level 2	Level 3
Analysis of financial investments, net of derivative liabilities by business type	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total

With-profits
Equity securities and portfolio holdings in unit trusts	36,488	2,650	623	39,761
Debt securities	16,988	41,635	361	58,984
Other investments (including derivative assets)	26	2,255	3,269	5,550
Derivative liabilities	(29)	(565)	-	(594)
Total financial investments, net of derivative liabilities	53,473	45,975	4,253	103,701
Percentage of total	52%	44%	4%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	113,797	344	9	114,150
Debt securities	4,300	5,558	-	9,858
Other investments (including derivative assets)	1	70	4	75
Derivative liabilities	-	(18)	-	(18)
Total financial investments, net of derivative liabilities	118,098	5,954	13	124,065
Percentage of total	95%	5%	0%	100%
Non-linked shareholder-backed
Loans	-	267	2,039	2,306
Equity securities and portfolio holdings in unit trusts	1,182	125	35	1,342
Debt securities	15,170	58,099	196	73,465
Other investments (including derivative assets)	-	1,310	778	2,088
Derivative liabilities	-	(810)	(336)	(1,146)
Total financial investments, net of derivative liabilities	16,352	58,991	2,712	78,055
Percentage of total	21%	76%	3%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans*	-	267	2,039	2,306
Equity securities and portfolio holdings in unit trusts	151,467	3,119	667	155,253
Debt securities	36,458	105,292	557	142,307
Other investments (including derivative assets)	27	3,635	4,051	7,713
Derivative liabilities	(29)	(1,393)	(336)	(1,758)
Total financial investments, net of derivative liabilities	187,923	110,920	6,978	305,821
Investment contracts liabilities without discretionary participation features held at fair value	(22)	(16,719)	-	(16,741)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(8,559)	(45)	(1,403)	(10,007)
Other financial liabilities held at fair value	-	(322)	(2,204)	(2,526)
Total financial instruments at fair value	179,342	93,834	3,371	276,547
Percentage of total	65%	34%	1%	100%
* Loans in the table above are those classified as fair value through profit and loss in note C3.1.

	31 Dec 2015 £m
	Level 1	Level 2	Level 3
Analysis of financial investments, net of derivative liabilities by business type	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total

With-profits
Equity securities and portfolio holdings in unit trusts	35,441	3,200	554	39,195
Debt securities	20,312	40,033	525	60,870
Other investments (including derivative assets)	85	1,589	3,371	5,045
Derivative liabilities	(110)	(1,526)	-	(1,636)
Total financial investments, net of derivative liabilities	55,728	43,296	4,450	103,474
Percentage of total	54%	42%	4%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	116,691	354	22	117,067
Debt securities	4,350	4,940	-	9,290
Other investments (including derivative assets)	5	20	4	29
Derivative liabilities	(2)	(16)	-	(18)
Total financial investments, net of derivative liabilities	121,044	5,298	26	126,368
Percentage of total	96%	4%	0%	100%
Non-linked shareholder-backed
Loans	-	255	2,183	2,438
Equity securities and portfolio holdings in unit trusts	1,150	10	31	1,191
Debt securities	17,767	59,491	253	77,511
Other investments (including derivative assets)	-	1,378	901	2,279
Derivative liabilities	-	(1,112)	(353)	(1,465)
Total financial investments, net of derivative liabilities	18,917	60,022	3,015	81,954
Percentage of total	23%	73%	4%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans*	-	255	2,183	2,438
Equity securities and portfolio holdings in unit trusts	153,282	3,564	607	157,453
Debt securities	42,429	104,464	778	147,671
Other investments (including derivative assets)	90	2,987	4,276	7,353
Derivative liabilities	(112)	(2,654)	(353)	(3,119)
Total financial investments, net of derivative liabilities	195,689	108,616	7,491	311,796
Investment contracts liabilities without discretionary participation features held at fair value	-	(16,022)	-	(16,022)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(5,782)	(1,055)	(1,036)	(7,873)
Other financial liabilities held at fair value	-	(322)	(2,347)	(2,669)
Total financial instruments at fair value	189,907	91,217	4,108	285,232
Percentage of total	67%	32%	1%	100%
* Loans in the table above are those classified as fair value through profit and loss in note C3.1.

(c)
Valuation approach for level 2 fair valued financial instruments
A significant proportion of the Group’s level 2 assets are corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using independent pricing services or third-party broker quotes. These valuations are determined using independent external quotations from multiple sources and are subject to a number of monitoring controls, such as monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades. For further detail on the valuation approach for level 2 fair valued financial instruments please refer to note C3.2 of the Group’s consolidated financial statements for the year ended 31 December 2015.

Of the total level 2 debt securities of £114,623 million at 30 June 2016 (30 June 2015: £105,292 million; 31 December 2015: £104,464 million), £11,867 million are valued internally (30 June 2015: £10,190 million; 31 December 2015: £10,331 million). The majority of such securities are valued using matrix pricing, which is based on assessing the credit quality of the underlying borrower to derive a suitable discount rate relative to government securities of a comparable duration. Under matrix pricing, the debt securities are priced taking the credit spreads on comparable quoted public debt securities and applying these to the equivalent debt instruments factoring in a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.

(d)            Fair value measurements for level 3 fair valued financial instruments
Reconciliation of movements in level 3 financial instruments measured at fair value
The following table reconciles the value of level 3 fair valued financial instruments at 1 January 2016 to that presented at 30 June 2016.

Total investment return recorded in the income statement represents interest and dividend income, realised gains and losses, unrealised gains and losses on the assets classified at fair value through profit and loss and foreign exchange movements on an individual entity’s overseas investments.

Total gains and losses recorded in other comprehensive income includes unrealised gains and losses on debt securities held as available-for-sale within Jackson and foreign exchange movements arising from the retranslation of the Group’s overseas subsidiaries and branches.

	£m
Half year 2016	At 1 Jan 2016	Total gains (losses) in income statement	Total gains (losses) recorded in other compre- hensive income	Purchases	Sales	Settled	Issued	Transfers into level 3	Transfers out of level 3	At 30 Jun 2016
Loans	2,183	79	227	-	-	(64)	23	-	-	2,448
Equity securities and portfolio holdings in unit trusts	607	(13)	11	81	(4)	-	-	9	-	691
Debt securities	778	66	7	120	(17)	-	-	30	(5)	979
Other investments (including derivative assets)	4,276	184	265	377	(473)	-	-	33	-	4,662
Derivative liabilities	(353)	(127)	-	-	-	-	-	-	-	(480)
Total financial investments, net of derivative liabilities	7,491	189	510	578	(494)	(64)	23	72	(5)	8,300
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,036)	24	(2)	-	1	62	(117)	-	-	(1,068)
Other financial liabilities	(2,347)	(84)	(243)	-	-	99	(41)	-	-	(2,616)
Total financial instruments at fair value	4,108	129	265	578	(493)	97	(135)	72	(5)	4,616

Half year 2015	At 1 Jan 2015	Total gains (losses) in income statement	Total gains (losses) recorded in other compre- hensive income	Purchases	Sales	Settled	Issued	Transfers into level 3	Transfers out of level 3	At 30 Jun 2015
Loans	2,025	72	(18)	-	-	(64)	24	-	-	2,039
Equity securities and portfolio holdings in unit trusts	747	45	(1)	23	(148)	-	-	1	-	667
Debt securities	790	(66)	-	33	(245)	-	-	46	(1)	557
Other investments (including derivative assets)	4,028	114	(77)	271	(285)	-	-	-	-	4,051
Derivative liabilities	(338)	2	-	-	-	-	-	-	-	(336)
Total financial investments, net of derivative liabilities	7,252	167	(96)	327	(678)	(64)	24	47	(1)	6,978
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,291)	(32)	-	(4)	22	24	(122)	-	-	(1,403)
Other financial liabilities	(2,201)	(85)	19	-	-	113	(50)	-	-	(2,204)
Total financial instruments at fair value	3,760	50	(77)	323	(656)	73	(148)	47	(1)	3,371

Full year 2015	At 1 Jan 2015	Total gains (losses) in income statement	Total gains (losses) recorded in other compre- hensive income	Purchases	Sales	Settled	Issued	Transfers into level 3	Transfers out of level 3	At 31 Dec 2015
Loans	2,025	2	119	-	-	(168)	205	-	-	2,183
Equity securities and portfolio holdings in unit trusts	747	52	3	32	(143)	-	-	4	(88)	607
Debt securities	790	(75)	1	243	(259)	-	-	82	(4)	778
Other investments (including derivative assets)	4,028	213	68	547	(700)	-	-	120	-	4,276
Derivative liabilities	(338)	(15)	-	-	-	-	-	-	-	(353)
Total financial investments, net of derivative liabilities	7,252	177	191	822	(1,102)	(168)	205	206	(92)	7,491
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,291)	(160)	(1)	(5)	9	412	-	-	-	(1,036)
Other financial liabilities	(2,201)	(3)	(128)	-	-	218	(233)	-	-	(2,347)
Total financial instruments at fair value	3,760	14	62	817	(1,093)	462	(28)	206	(92)	4,108

Of the total net gains and losses in the income statement of £129 million (30 June 2015: £50 million; 31 December 2015: £14 million), £92 million (30 June 2015: £131 million; 31 December 2015: £67 million) relates to net unrealised gains relating to financial instruments still held at the end of the period, which can be analysed as follows:

	2016 £m	2015 £m
	30 Jun	30 Jun	31 Dec

Equity securities	(14)	38	94
Debt securities	65	(2)	(12)
Other investments	149	125	160
Derivative liabilities	(127)	2	(15)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	23	(32)	(160)
Other financial liabilities	(4)	-	-
Total	92	131	67

Valuation approach for level 3 fair valued financial instruments
Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades, and financial investments for which markets are no longer active as a result of market conditions eg market illiquidity. The valuation techniques used include comparison to recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option-adjusted spread models and, if applicable, enterprise valuation. For further detail on the valuation approach for level 3 fair valued financial instruments, please refer to note C3.2 of the Group’s consolidated financial statements for the year ended 31 December 2015.

At 30 June 2016 the Group held £4,616 million (30 June 2015: £3,371 million; 31 December 2015: £4,108 million) of net financial instruments at fair value within level 3. This represents 1 per cent (30 June 2015: 1 per cent; 31 December 2015: 1 per cent) of the total fair valued financial assets net of fair valued financial liabilities.

Included within these amounts were loans of £2,448 million at 30 June 2016 (30 June 2015: £2,039 million; 31 December 2015: £2,183 million), measured as the loan outstanding balance attached to REALIC and held to back the liabilities for funds withheld under reinsurance arrangements. The funds withheld liability of £2,616 million at 30 June 2016 (30 June 2015: £2,204 million; 31 December 2015: £2,347 million) was also classified within level 3, accounted for on a fair value basis being equivalent to the carrying value of the underlying assets.

Excluding the loans and funds withheld liability under REALIC’s reinsurance arrangements as described above, which amounted to a net liability of £(168) million (30 June 2015: £(165) million; 31 December 2015: £(164) million), the level 3 fair valued financial assets net of financial liabilities were £4,784 million (30 June 2015: £3,536 million; 31 December 2015: £4,272 million). Of this amount, a net asset of £47 million (30 June 2015: net liability of £(378) million; 31 December 2015: net liability of £(77) million) was internally valued, representing 0.0 per cent of the total fair valued financial assets net of financial liabilities (30 June 2015: 0.1 per cent; 31 December 2015: 0.1 per cent). Internal valuations are inherently more subjective than external valuations. Included within these internally valued net liabilities were:

(a) Debt securities of £463 million (30 June 2015: £251 million; 31 December 2015: £381 million), which were either valued on a discounted cash flow method with an internally developed discount rate or on external prices adjusted to reflect the specific known conditions relating to these securities (eg distressed securities or securities which were being restructured).
(b) Private equity and venture investments of £1,038 million (30 June 2015: £715 million; 31 December 2015: £852 million) which were valued internally based on management information available for these investments. These investments, in the form of debt and equity securities, were principally held by consolidated investment funds which are managed on behalf of third parties.
(c) Liabilities of £(1,045) million (30 June 2015: £(1,379) million; 31 December 2015: £(1,013) million) for the net asset value attributable to external unit holders in respect of the consolidated investment funds, which are non-recourse to the Group. These liabilities are valued by reference to the underlying assets.
(d) Derivative liabilities of £(480) million (30 June 2015: £(28) million; 31 December 2015: £(353) million) which are valued internally using standard market practices but are subject to independent assessment against counterparties’ valuations.
(e) Other sundry individual financial investments of £71 million (30 June 2015: £63 million; 31 December 2015: £56 million).
Of the internally valued net asset referred to above of £47 million (30 June 2015: net liability of £(378) million; 31 December 2015: net liability of £(77) million):

(a) A net asset of £303 million (30 June 2015: net liability of £(525) million; 31 December 2015: net asset of £29 million) was held by the Group’s participating funds and therefore shareholders’ profit and equity are not impacted by movements in the valuation of these financial instruments.
(b) A net liability of £(256) million (30 June 2015: net asset of £147 million; 31 December 2015: net liability of £(106) million) was held to support non-linked shareholder-backed business. If the value of all the level 3 instruments held to support non-linked shareholder-backed business valued internally was varied downwards by 10 per cent, the change in valuation would be £26 million (30 June 2015: £(15) million; 31 December 2015: £(11) million), which would increase / (reduce) shareholders’ equity by this amount before tax. Of this amount, an increase of £26 million (30 June 2015: a decrease of £14 million; 31 December 2015: a decrease of £10 million) would pass through the income statement substantially as part of short-term fluctuations in investment returns outside of operating profit and a £nil (30 June 2015: a decrease of £1 million; 31 December 2015: a decrease of £1 million) would be included as part of other comprehensive income, being unrealised movements on assets classified as available-for-sale.

(e) Transfers into and transfers out of levels
The Group’s policy is to recognise transfers into and transfers out of levels as of the end of each half year reporting period except for material transfers which are recognised as of the date of the event or change in circumstances that caused the transfer.
During half year 2016, the transfers between levels within the Group’s portfolio were primarily transfers from level 1 to 2 of £425 million and transfers from level 2 to level 1 of £155 million. These transfers, which primarily relate to debt securities, arose to reflect the change in the observability of the inputs used in valuing these securities.

In addition, the transfers into and out of level 3 in half year 2016 were £72 million and £5 million, respectively. These transfers were primarily between levels 3 and 2 for debt securities and other investments.

(f) Valuation processes applied by the Group
The Group’s valuation policies, procedures and analyses for instruments categorised as level 3 are overseen by business unit committees as part of the Group’s wider financial reporting governance processes. The procedures undertaken include approval of valuation methodologies, verification processes, and resolution of significant or complex valuation issues. In undertaking these activities the Group makes use of the extensive expertise of its asset management functions.
C3.3
Debt securities
This note provides analysis of the Group’s debt securities, including asset-backed securities and sovereign debt securities, by segment.

Debt securities are carried at fair value. The amounts included in the statement of financial position are analysed as follows, with further information relating to the credit quality of the Group’s debt securities at 30 June 2016 provided in the notes below.

	2016 £m	2015 £m
	30 Jun	30 Jun	31 Dec
Insurance operations:
Asia note (a)	35,519	24,366	28,292
US note (b)	41,143	32,117	34,071
UK note (c)	89,114	83,876	83,101
Other operationsnote (d)	2,591	1,948	2,207
Total	168,367	142,307	147,671

In the tables below, with the exception of some mortgage-backed securities, Standard & Poor’s (S&P) ratings have been used where available. For securities where S&P ratings are not immediately available, those produced by Moody’s and then Fitch have been used as an alternative.

(a) Asia insurance operations

	2016 £m				2015 £m
	With-profits business	Unit-linked assets	Other business	30 Jun Total	30 Jun Total	31 Dec Total
S&P – AAA	1,472	38	307	1,817	1,060	1,039
S&P – AA+ to AA-	7,586	449	1,517	9,552	6,111	7,620
S&P – A+ to A-	2,601	418	2,731	5,750	4,308	3,914
S&P – BBB+ to BBB-	2,649	656	1,595	4,900	3,881	4,133
S&P – Other	1,848	241	1,447	3,536	1,926	3,183
	16,156	1,802	7,597	25,555	17,286	19,889
Moody’s – Aaa	839	238	436	1,513	1,367	1,032
Moody’s – Aa1 to Aa3	150	18	1,483	1,651	1,224	1,492
Moody’s – A1 to A3	461	83	179	723	414	743
Moody’s – Baa1 to Baa3	295	595	330	1,220	560	790
Moody’s – Other	63	5	3	71	85	98
	1,808	939	2,431	5,178	3,650	4,155
Fitch	725	186	466	1,377	836	1,412
Other	1,889	500	1,020	3,409	2,594	2,836
Total debt securities	20,578	3,427	11,514	35,519	24,366	28,292

The following table analyses other debt securities within other business which are not externally rated by S&P, Moody’s or Fitch.

	2016 £m	2015 £m
	30 Jun	30 Jun	31 Dec
Government bonds*	207	208	162
Corporate bonds*	582	578	481
Other	231	155	301
	1,020	941	944
*
Rated as investment grade by local external ratings agencies.

(b) US insurance operations
(i)        Overview

	2016 £m	2015 £m
	30 Jun	30 Jun	31 Dec

Corporate and government security and commercial loans:
Government	7,151	3,885	4,242
Publicly traded and SEC Rule 144A securities*	24,894	20,511	21,776
Non-SEC Rule 144A securities	4,302	3,548	3,733
Total	36,347	27,944	29,751
Residential mortgage-backed securities (RMBS)	1,267	1,370	1,284
Commercial mortgage-backed securities (CMBS)	2,635	2,212	2,403
Other debt securities	894	591	633
Total US debt securities**	41,143	32,117	34,071
*
A 1990 SEC rule that facilitates the resale of privately placed securities under Rule 144A that are without SEC registration to qualified institutional investors. The rule was designed to develop a more liquid and efficient institutional resale market for unregistered securities.

**
Debt securities for US operations included in the statement of financial position comprise:

	2016 £m	2015 £m
	30 Jun	30 Jun	31 Dec
Available-for-sale	41,045	32,034	33,984
Fair value through profit and loss:
Securities held to back liabilities for funds withheld under reinsurance arrangement	98	83	87
	41,143	32,117	34,071

(ii) Valuation basis, presentation of gains and losses and securities in an unrealised loss position
Under IAS 39, unless categorised as ‘held to maturity’ or ‘loans and receivables’, debt securities are required to be fair valued. Where available, quoted market prices are used. However, where securities do not have an externally-quoted price based on regular trades or where markets for the securities are no longer active as a result of market conditions, IAS 39 requires that valuation techniques be applied. IFRS 13 requires classification of the fair values applied by the Group into a three-level hierarchy. At 30 June 2016, less than 0.1 per cent of Jackson’s debt securities were classified as level 3 (30 June 2015: 0.1 per cent; 31 December 2015: 0.1 per cent) comprising of fair values where there are significant inputs which are not based on observable market data.

Except for certain assets covering liabilities that are measured at fair value, the debt securities of the US insurance operations are classified as ‘available-for-sale’. Unless impaired, fair value movements are recognised in other comprehensive income. Realised gains and losses, including impairments, recorded in the income statement are as shown in note B1.2 of this report.

Movements in unrealised gains and losses
There was a movement in the statement of financial position value for debt securities classified as available-for-sale from a net unrealised gain of £592 million to a net unrealised gain of £2,923 million as analysed in the table below. This increase reflects the effects of lower market interest rates.

	30 Jun 2016 £m	Changes in unrealised appreciation	Foreign exchange translation**	31 Dec 2015 £m
		Reflected as part of movement in other comprehensive income
Assets fair valued at below book value
Book value*	2,307			13,163
Unrealised (loss) gain	(119)	581	(27)	(673)
Fair value (as included in statement of financial position)	2,188			12,490
Assets fair valued at or above book value
Book value*	35,815			20,229
Unrealised gain	3,042	1,537	240	1,265
Fair value (as included in statement of financial position)	38,857			21,494
Total
Book value*	38,122			33,392
Net unrealised gain	2,923	2,118	213	592
Fair value (as included in statement of financial position)	41,045			33,984

The available-for-sale debt securities of Jackson are analysed into US Treasuries and other debt securities as follows:

US Treasuries
Book value*	5,562			3,477
Net unrealised gain	732	627	51	54
Fair value	6,294			3,531
Other debt securities
Book value*	32,560			29,915
Net unrealised gain	2,191	1,491	162	538
Fair value	34,751			30,453
Total debt securities
Book value*	38,122			33,392
Net unrealised gain	2,923	2,118	213	592
Fair value	41,045			33,984

*
Book value represents cost/amortised cost of the debt securities.
**
Translated at the average rate of US$1.4329: £1.00.

Debt securities classified as available-for-sale in an unrealised loss position
(a) Fair value of securities as a percentage of book value
The following table shows the fair value of the debt securities in a gross unrealised loss position for various percentages of book value:

	30 Jun 2016 £m		30 Jun 2015 £m		31 Dec 2015 £m
	Fair value	Unrealised loss	Fair value	Unrealised loss	Fair value	Unrealised loss
Between 90% and 100%	1,848	(51)	8,998	(294)	11,058	(320)
Between 80% and 90%	304	(52)	796	(109)	902	(144)
Below 80%:
Residential mortgage-backed securities (sub-prime)	-	-	4	(1)	4	(1)
Commercial mortgage-backed securities	8	(3)	10	(3)	-	-
Other asset-backed securities	9	(7)	9	(6)	9	(7)
Corporates	19	(6)	38	(11)	517	(201)
	36	(16)	61	(21)	530	(209)
Total	2,188	(119)	9,855	(424)	12,490	(673)

(b) Unrealised losses by maturity of security

	2016 £m	2015 £m
	30 Jun	30 Jun	31 Dec
1 year to 5 years	(10)	(8)	(51)
5 years to 10 years	(38)	(139)	(334)
More than 10 years	(42)	(245)	(247)
Mortgage-backed and other debt securities	(29)	(32)	(41)
Total	(119)	(424)	(673)

(c) Age analysis of unrealised losses for the periods indicated
The following table shows the age analysis of all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:

	30 Jun 2016 £m			30 Jun 2015 £m			31 Dec 2015 £m

	Non- investment grade	Investment grade	Total	Non- investment grade	Investment grade	Total	Non- investment grade	Investment grade	Total

Less than 6 months	(2)	(5)	(7)	(9)	(314)	(323)	(13)	(148)	(161)
6 months to 1 year	(4)	(8)	(12)	(14)	(25)	(39)	(17)	(332)	(349)
1 year to 2 years	(14)	(46)	(60)	(2)	(1)	(3)	(16)	(63)	(79)
2 years to 3 years	-	-	-	(2)	(39)	(41)	(3)	(38)	(41)
More than 3 years	(3)	(37)	(40)	(7)	(11)	(18)	(3)	(40)	(43)
Total	(23)	(96)	(119)	(34)	(390)	(424)	(52)	(621)	(673)

The following table shows the age analysis as at 30 June 2016 of the securities whose fair values were below 80 per cent of the book value:

	30 Jun 2016 £m		30 Jun 2015 £m		31 Dec 2015 £m
Age analysis	Fair value	Unrealised loss	Fair value	Unrealised loss	Fair value	Unrealised loss
Less than 3 months	2	-	35	(9)	450	(165)
3 months to 6 months	19	(6)	4	(2)	64	(34)
More than 6 months	15	(10)	22	(10)	16	(10)
	36	(16)	61	(21)	530	(209)

(iii)
Ratings
The following table summarises the ratings of securities detailed above by using S&P, Moody’s, Fitch and implicit ratings of mortgage-backed securities based on National Association of Insurance Commissioners (NAIC) valuations:

	2016 £m	2015 £m
	30 Jun	30 Jun	31 Dec
S&P – AAA	251	145	196
S&P – AA+ to AA-	6,124	5,216	5,512
S&P – A+ to A-	9,958	8,462	8,592
S&P – BBB+ to BBB-	13,067	10,345	11,378
S&P – Other	877	876	817
	30,277	25,044	26,495
Moody’s – Aaa	3,455	218	963
Moody’s – Aa1 to Aa3	54	30	41
Moody’s – A1 to A3	51	35	49
Moody’s – Baa1 to Baa3	83	72	88
Moody’s – Other	9	7	13
	3,652	362	1,154
Implicit ratings of MBS based on NAIC* valuations (see below)
NAIC 1	2,851	2,416	2,746
NAIC 2	39	57	45
NAIC 3-6	10	46	17
	2,900	2,519	2,808
Fitch	426	300	345
Other **	3,888	3,892	3,269
Total debt securities	41,143	32,117	34,071
*
The Securities Valuation Office of the NAIC classifies debt securities into six quality categories range from Class 1 (the highest) to Class 6 (the lowest). Performing securities are designated as Classes 1 to 5 and securities in or near default are designated Class 6.
**The amounts within ‘Other’ which are neither rated by S&P, Moody's nor Fitch, nor are MBS securities using the revised regulatory ratings, have the following NAIC classifications:

	2016 £m	2015 £m
	30 Jun	30 Jun	31 Dec
NAIC 1	1,925	2,177	1,588
NAIC 2	1,829	1,601	1,549
NAIC 3-6	134	114	132
	3,888	3,892	3,269

For some mortgage-backed securities within Jackson, the table above includes these securities using the regulatory ratings detail issued by the NAIC. These regulatory ratings levels were established by external third parties (PIMCO for residential mortgage-backed securities and BlackRock Solutions for commercial mortgage-backed securities).

(c) UK insurance operations

				£m
			Other funds and subsidiaries			UK insurance operations
	Scottish Amicable Insurance Fund	PAC with-profits fund	Unit-linked assets	PRIL	Other annuity and long-term business	30 Jun 2016 Total	30 Jun 2015 Total	31 Dec 2015 Total
S&P – AAA	141	3,343	308	3,160	493	7,445	9,302	9,577
S&P – AA+ to AA-	406	6,139	1,478	5,619	710	14,352	10,686	11,442
S&P – A+ to A-	496	8,705	1,117	7,003	807	18,128	19,428	16,439
S&P – BBB+ to BBB-	582	11,794	1,927	3,488	684	18,475	17,059	18,088
S&P – Other	137	2,615	324	333	60	3,469	2,905	2,990
	1,762	32,596	5,154	19,603	2,754	61,869	59,380	58,536
Moody’s – Aaa	33	1,382	96	477	60	2,048	2,169	1,817
Moody’s – Aa1 to Aa3	58	2,805	1,008	4,070	998	8,939	6,589	7,727
Moody’s – A1 to A3	50	934	101	1,590	198	2,873	2,698	2,738
Moody’s – Baa1 to Baa3	28	606	108	329	40	1,111	1,356	1,031
Moody’s – Other	2	213	-	23	1	239	650	318
	171	5,940	1,313	6,489	1,297	15,210	13,462	13,631
Fitch	13	294	24	160	14	505	744	552
Other	181	6,298	97	4,520	434	11,530	10,290	10,382
Total debt securities*	2,127	45,128	6,588	30,772	4,499	89,114	83,876	83,101

*
In the table above, Moody’s ratings have been used for the UK sovereign debt securities.

Where no external ratings are available, internal ratings produced by the Group’s asset management operation, which are prepared on the Company’s assessment of a comparable basis to external ratings, are used where possible. The £11,530 million total debt securities held at 30 June 2016 (30 June 2015: £10,290 million; 31 December 2015: £10,382 million) which are not externally rated are either internally rated or unrated. These are analysed as follows:

	2016 £m	2015 £m
	30 Jun	30 Jun	31 Dec
Internal ratings or unrated:
AAA to A-	6,584	5,306	5,570
BBB to B-	3,284	3,592	3,234
Below B- or unrated	1,662	1,392	1,578
Total	11,530	10,290	10,382

The majority of unrated debt security investments were held in SAIF and the PAC with-profits fund and relate to convertible debt and other investments which are not covered by ratings analysts nor have an internal rating attributed to them. Of the £4,954 million for PRIL and other annuity and long-term business investments for non-linked shareholder-backed business which are not externally rated, £1,571 million were internally rated AA+ to AA-, £2,152 million A+ to A-, £1,077 million BBB+ to BBB-, £44 million BB+ to BB- and £110 million were internally rated B+ and below or unrated.

(d) Other operations
The total debt securities shown in the table below are principally held by Prudential Capital.

	2016 £m	2015 £m
	30 Jun	30 Jun	31 Dec

AAA to A- by S&P or equivalent ratings	2,475	1,821	2,090
Other	116	127	117
Total	2,591	1,948	2,207

(e) Asset-backed securities
The Group’s holdings in asset-backed securities (ABS), which comprise residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralised debt obligations (CDO) funds and other asset-backed securities, at 30 June 2016 are as follows:

	2016 £m	2015 £m
	30 Jun	30 Jun	31 Dec
Shareholder-backed operations:
Asia insurance operations note (i)	151	115	111
US insurance operations note (ii)	4,796	4,173	4,320
UK insurance operations (2016: 25% AAA, 39% AA)note (iii)	1,445	1,938	1,531
Asset management operations note (iv)	963	712	911
	7,355	6,938	6,873
With-profits operations:
Asia insurance operations note (i)	310	286	262
UK insurance operations (2016: 50% AAA, 19% AA)note (iii)	4,558	5,019	4,600
	4,868	5,305	4,862
Total	12,223	12,243	11,735

Notes
(i) Asia insurance operations
The Asia insurance operations’ exposure to asset-backed securities is primarily held by the with-profits operations. Of the £310 million, 99 per cent (30 June 2015: 100 per cent; 31 December 2015: 84 per cent) are investment grade.
(ii) US insurance operations
US insurance operations’ exposure to asset-backed securities at 30 June 2016 comprises:

	2016 £m	2015 £m
	30 Jun	30 Jun	31 Dec
RMBS
Sub-prime (2016: 3% AAA, 14% AA, 4% A)	185	201	191
Alt-A (2016: 0% AA, 3% A)	178	216	191
Prime including agency (2016: 78% AA, 2% A)	904	953	902
CMBS (2016: 63% AAA, 30% AA, 6% A)	2,635	2,212	2,403
CDO funds (2016: 44% AAA, 4% AA, 20% A), including £nil exposure to sub-prime	55	45	52
Other ABS (2016: 20% AAA, 16% AA, 55% A), including £116 million exposure to sub-prime	839	546	581
Total	4,796	4,173	4,320

(iii) UK insurance operations
The majority of holdings of the shareholder-backed business relates to the UK market and primarily relates to investments held by PRIL. Of the holdings of the with-profits operations, £1,332 million (30 June 2015: £1,358 million; 31 December 2015: £1,140 million) relates to exposure to the US markets with the remaining exposure being primarily to the UK market.
(iv) Asset management operations
Asset management operations’ exposure to asset-backed securities is held by Prudential Capital with no sub-prime exposure. Of the £963 million, 95 per cent (30 June 2015: 90 per cent; 31 December 2015: 95 per cent) are graded AAA.

(f) Group sovereign debt and bank debt exposure
The Group exposures held by the shareholder-backed business and with-profits funds in sovereign debts and bank debt securities at 30 June 2016:

Exposure to sovereign debts

			£m
	30 Jun 2016		30 Jun 2015		31 Dec 2015
	Shareholder-backed business	With- profits funds	Shareholder-backed business	With- profits funds	Shareholder-backed business	With- profits funds
Italy	58	63	55	60	55	60
Spain	35	18	1	17	1	17
France	22	-	18	-	19	-
Germany*	546	348	347	330	409	358
Other Europe (principally Belgium)	84	32	5	28	62	44
Total Eurozone	745	461	426	435	546	479
United Kingdom	5,720	2,431	3,735	1,963	4,997	1,802
United States**	6,881	8,354	3,522	5,429	3,911	6,893
Other, predominantly Asia	4,081	2,073	2,890	1,682	3,368	1,737
Total	17,427	13,319	10,573	9,509	12,822	10,911
* Including bonds guaranteed by the federal government.
** The exposure to the United States sovereign debt comprises holdings of Jackson, the UK and Asia insurance operations. Jackson accounts for £6,294 million of this total (30 June 2015: £3,227 million, 31 December 2015: £3,531 million)

Exposure to bank debt securities

					2016 £m			2015 £m

	Senior debt			Subordinated debt
Shareholder-backed business	Covered	Senior	Total senior debt	Tier 1	Tier 2	Total subordinated debt	30 Jun Total	30 Jun Total	31 Dec Total
Italy	-	31	31	-	-	-	31	29	30
Spain	148	11	159	-	-	-	159	155	154
France	28	122	150	-	74	74	224	245	226
Germany	46	4	50	-	74	74	124	124	130
Netherlands	-	28	28	-	11	11	39	108	31
Other Eurozone	-	20	20	-	12	12	32	35	31
Total Eurozone	222	216	438	-	171	171	609	696	602
United Kingdom	518	280	798	9	311	320	1,118	1,131	957
United States	-	2,420	2,420	5	226	231	2,651	2,423	2,457
Other, predominantly Asia	17	481	498	78	465	543	1,041	712	718
Total	757	3,397	4,154	92	1,173	1,265	5,419	4,962	4,734

With-profits funds
Italy	-	64	64	-	-	-	64	62	57
Spain	154	65	219	-	-	-	219	203	182
France	7	161	168	41	65	106	274	242	250
Germany	96	16	112	-	-	-	112	128	111
Netherlands	-	187	187	6	7	13	200	217	205
Other Eurozone	-	30	30	-	-	-	30	35	35
Total Eurozone	257	523	780	47	72	119	899	887	840
United Kingdom	528	464	992	65	475	540	1,532	1,575	1,351
United States	-	1,582	1,582	124	272	396	1,978	1,963	1,796
Other, predominantly Asia	282	845	1,127	235	413	648	1,775	1,545	1,656
Total	1,067	3,414	4,481	471	1,232	1,703	6,184	5,970	5,643

The tables above exclude assets held to cover linked liabilities and those of the consolidated unit trusts and similar funds. In addition, the tables above exclude the proportionate share of sovereign debt holdings of the Group’s joint venture operations.
C3.4
Loans portfolio

Loans are principally accounted for at amortised cost, net of impairment. The exceptions include:
– Certain mortgage loans which have been designated at fair value through profit or loss of the UK insurance operations as this loan portfolio is managed and evaluated on a fair value basis; and
– Certain policy loans of the US insurance operations which are held to back liabilities for funds withheld under a reinsurance arrangement and are also accounted on a fair value basis.

The amounts included in the statement of financial position are analysed as follows:

	2016 £m	2015 £m
	30 Jun	30 Jun	31 Dec
Insurance operations:
Asianote (a)	1,278	1,009	1,084
USnote (b)	8,504	6,798	7,418
UKnote (c)	3,616	3,845	3,571
Asset management operationsnote (d)	817	926	885
Total	14,215	12,578	12,958

(a)        Asia insurance operations
The loans of the Group’s Asia insurance operations comprise:

	2016 £m	2015 £m
	30 Jun	30 Jun	31 Dec
Mortgage loans‡	156	105	130
Policy loans‡	833	676	721
Other loans‡‡	289	228	233
Total	1,278	1,009	1,084
‡ The mortgage and policy loans are secured by properties and life insurance policies respectively.
‡‡ Other loans include commercial loans held by the Malaysia operation and which are all rated as investment grade by two local rating agencies.

(b) US insurance operations
The loans of the Group’s US insurance operations comprise:

	30 Jun 2016 £m			30 Jun 2015 £m			31 Dec 2015 £m
	Loans backing liabilities for funds withheld	Other loans	Total	Loans backing liabilities for funds withheld	Other loans	Total	Loans backing liabilities for funds withheld	Other loans	Total
Mortgage loans†	-	5,109	5,109	-	3,933	3,933	-	4,367	4,367
Policy loans††	2,448	947	3,395	2,039	826	2,865	2,183	868	3,051
Total	2,448	6,056	8,504	2,039	4,759	6,798	2,183	5,235	7,418
† All of the mortgage loans are commercial mortgage loans which are collateralised by properties. The property types are industrial, multi-family residential, suburban office, retail and hotel.
†† The policy loans are secured by individual life insurance policies or annuity policies. Included within the policy loans are those accounted for at fair value through profit and loss to back liabilities for funds withheld under reinsurance. All other policy loans are accounted for at amortised cost, less any impairment.

The US insurance operations’ commercial mortgage loan portfolio does not include any single-family residential mortgage loans and is therefore not exposed to the risk of defaults associated with residential sub-prime mortgage loans. The average loan size is £10.2 million (30 June 2015: £7.7 million; 31 December 2015: £8.6 million). The portfolio has a current estimated average loan to value of 59 per cent (30 June 2015: 57 per cent; 31 December 2015: 59 per cent).

At 30 June 2016, Jackson had no mortgage loans where the contractual terms of the agreements had been restructured (30 June 2015 and 31 December 2015: none).

(c) UK insurance operations
The loans of the Group’s UK insurance operations comprise:

	2016 £m	2015 £m
	30 Jun	30 Jun	31 Dec
SAIF and PAC WPSF
Mortgage loans†	719	807	727
Policy loans	6	9	8
Other loans‡	1,339	1,467	1,324
Total SAIF and PAC WPSF loans	2,064	2,283	2,059
Shareholder-backed operations
Mortgage loans†	1,548	1,558	1,508
Other loans	4	4	4
Total loans of shareholder-backed operations	1,552	1,562	1,512
Total	3,616	3,845	3,571
† The mortgage loans are collateralised by properties. By carrying value, 76 per cent of the £1,548 million (30 June 2015: 76 per cent of £1,558 million; 31 December 2015: 78 per cent of £1,508 million) held for shareholder-backed business relates to lifetime (equity release) mortgage business which has an average loan to property value of 29 per cent (30 June 2015: 30 per cent; 31 December 2015: 30 per cent).
‡ Other loans held by the PAC with-profits fund are all commercial loans and comprise mainly syndicated loans.

(d) Asset management operations
The loans of the asset management operations relate to loans and receivables managed by Prudential Capital. These assets are generally secured but most have no external credit ratings. Internal ratings prepared by the Group’s asset management operations, as part of the risk management process, are:

	2016 £m	2015 £m
	30 Jun	30 Jun	31 Dec
Loans and receivables internal ratings:
AAA	-	92	-
AA+ to AA-	31	32	-
A+ to A-	120	222	157
BBB+ to BBB-	442	224	607
BB+ to BB-	223	83	119
B and other	1	273	2
Total	817	926	885

C4 Policyholder liabilities and unallocated surplus of with-profits funds

The note provides information of policyholder liabilities and unallocated surplus of with-profits funds held on the Group’s statement of financial position:

C4.1            Movement of liabilities
C4.1(a)       Group overview
(i)              Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

	Insurance operations £m
	Asia	US	UK	Total
Half year 2016 movements	note C4.1(b)	note C4.1(c)	note C4.1(d)
At 1 January 2016	48,778	138,913	152,893	340,584
Comprising:
- Policyholder liabilities on the consolidated statement of financial position‡	41,255	138,913	142,350	322,518
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,553	-	10,543	13,096
- Group's share of policyholder liabilities of joint ventures†	4,970	-	-	4,970

Net flows:
Premiums	4,428	7,101	5,561	17,090
Surrenders	(1,200)	(3,437)	(3,208)	(7,845)
Maturities/Deaths	(676)	(809)	(3,470)	(4,955)
Net flows	2,552	2,855	(1,117)	4,290
Shareholders' transfers post tax	(22)	-	(110)	(132)
Investment-related items and other movements	2,251	2,737	10,092	15,080
Foreign exchange translation differences	6,629	14,650	721	22,000
As at 30 June 2016	60,188	159,155	162,479	381,822
Comprising:
- Policyholder liabilities on the consolidated statement of financial position‡	52,122	159,155	151,233	362,510
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,351	-	11,246	13,597
- Group's share of policyholder liabilities of joint ventures†	5,715	-	-	5,715

Half year 2015 movements
At 1 January 2015	45,022	126,746	154,436	326,204
Comprising:
- Policyholder liabilities on the consolidated statement of financial position‡	38,705	126,746	144,088	309,539
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,102	-	10,348	12,450
- Group's share of policyholder liabilities of joint ventures†	4,215	-	-	4,215

Net flows:
Premiums	3,910	8,493	4,895	17,298
Surrenders	(1,437)	(3,406)	(3,012)	(7,855)
Maturities/Deaths	(625)	(736)	(3,248)	(4,609)
Net flows	1,848	4,351	(1,365)	4,834
Shareholders' transfers post tax	(36)	-	(106)	(142)
Investment-related items and other movements	837	(221)	2,316	2,932
Foreign exchange translation differences	(1,197)	(1,209)	(209)	(2,615)
At 30 June 2015	46,474	129,667	155,072	331,213
Comprising:
- Policyholder liabilities on the consolidated statement of financial position‡	39,522	129,667	144,431	313,620
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,127	-	10,641	12,768
- Group's share of policyholder liabilities of joint ventures†	4,825	-	-	4,825
Average policyholder liability balances*
Half year 2016	52,031	149,034	146,792	347,857
Half year 2015	43,634	128,207	144,260	316,101
* Averages have been based on opening and closing balances and adjusted for acquisitions, disposals and corporate transactions in the period and exclude unallocated surplus of with-profits funds.
† The Group’s investment in joint ventures are accounted for on the equity method in the Group’s statement of financial position. The Group’s share of the policyholder liabilities as shown above relates to the joint venture life businesses in China, India and of the Takaful business in Malaysia.
‡ The policyholder liabilities of the Asia insurance operations of £52,122 million as shown in the table above is after deducting the intra-group reinsurance liabilities ceded by the UK insurance operations of £1,315 million to the Hong Kong with-profits business. Including this amount total Asia policyholder liabilities are £53,437 million.

The items above represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed. The policyholder liabilities shown include investment contracts without discretionary participation features (as defined in IFRS 4) and their full movement in the period. The items above are shown gross of external reinsurance.

The analysis includes the impact of premiums, claims and investment movements on policyholders’ liabilities. The impact does not represent premiums, claims and investment movements as reported in the income statement. For example, the premiums shown above are after any deductions for fees/charges and claims, represent the policyholder liabilities provision released rather than the claim amount paid to the policyholder.

(ii) Analysis of movements in policyholder liabilities for shareholder-backed business

	Half year 2016 £m
	Asia	US	UK	Total
				note (b)
At 1 January 2016	27,844	138,913	52,824	219,581
Net flows:
Premiums	2,327	7,101	869	10,297
Surrenders	(1,037)	(3,437)	(1,311)	(5,785)
Maturities/Deaths	(289)	(809)	(1,257)	(2,355)
Net flowsnote	1,001	2,855	(1,699)	2,157
Investment-related items and other movements	860	2,737	4,285	7,882
Foreign exchange translation differences	3,643	14,650	1	18,294
At 30 June 2016	33,348	159,155	55,411	247,914

Comprising:
- Policyholder liabilities on the consolidated statement of financial position	27,633	159,155	55,411	242,199
- Group's share of policyholder liabilities relating to joint ventures	5,715	-	-	5,715

	Half year 2015 £m
	Asia	US	UK	Total
At 1 January 2015	26,410	126,746	55,009	208,165
Net flows:
Premiums	2,456	8,493	2,016	12,965
Surrenders	(1,317)	(3,406)	(1,623)	(6,346)
Maturities/Deaths	(305)	(736)	(1,249)	(2,290)
Net flowsnote	834	4,351	(856)	4,329
Investment-related items and other movements	860	(221)	503	1,142
Foreign exchange translation differences	(803)	(1,209)	-	(2,012)
At 30 June 2015	27,301	129,667	54,656	211,624

Comprising:
- Policyholder liabilities on the consolidated statement of financial position	22,476	129,667	54,656	206,799
- Group's share of policyholder liabilities relating to joint ventures	4,825	-	-	4,825

Note
Including net flows of the Group’s insurance joint ventures.
C4.1(b)
Asia insurance operations

(i) Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds
A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of Asia insurance operations from the beginning of the period to 30 June is as follows:

	£m
Half year 2016 movements	With-profits business	Unit-linked liabilities	Other business	Total
At 1 January 2016	20,934	15,966	11,878	48,778
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	18,381	13,355	9,519	41,255
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,553	-	-	2,553
- Group's share of policyholder liabilities relating to joint ventures‡	-	2,611	2,359	4,970
Premiums:
New business	706	413	337	1,456
In-force	1,395	851	726	2,972
	2,101	1,264	1,063	4,428
Surrendersnote (c)	(163)	(870)	(167)	(1,200)
Maturities/Deaths	(387)	(28)	(261)	(676)
Net flows note (b)	1,551	366	635	2,552
Shareholders' transfers post tax	(22)	-	-	(22)
Investment-related items and other movements note (d)	1,391	101	759	2,251
Foreign exchange translation differences note (a)	2,986	2,172	1,471	6,629
At 30 June 2016	26,840	18,605	14,743	60,188
Comprising:
- Policyholder liabilities on the consolidated statement of financial position*	24,489	15,705	11,928	52,122
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,351	-	-	2,351
- Group's share of policyholder liabilities relating to joint ventures‡	-	2,900	2,815	5,715

Half year 2015 movements
At 1 January 2015	18,612	16,209	10,201	45,022
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	16,510	13,874	8,321	38,705
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,102	-	-	2,102
- Group's share of policyholder liabilities relating to joint ventures‡	-	2,335	1,880	4,215
Premiums:
New business	385	692	474	1,551
In-force	1,069	761	529	2,359
	1,454	1,453	1,003	3,910
Surrendersnote (c)	(120)	(1,158)	(159)	(1,437)
Maturities/Deaths	(320)	(44)	(261)	(625)
Net flows note (b)	1,014	251	583	1,848
Shareholders' transfers post tax	(36)	-	-	(36)
Investment-related items and other movements note (d)	(23)	637	223	837
Foreign exchange translation differencesnote (a)	(394)	(623)	(180)	(1,197)
At 30 June 2015	19,173	16,474	10,827	46,474
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	17,046	13,845	8,631	39,522
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,127	-	-	2,127
- Group's share of policyholder liabilities relating to joint ventures‡	-	2,629	2,196	4,825
Average policyholder liability balances†
Half year 2016	21,435	17,286	13,310	52,031
Half year 2015	16,778	16,342	10,514	43,634

* The policyholder liabilities of the with-profits business of £24,489 million, shown in the table above, is after deducting the intra-group reinsurance liabilities ceded by the UK insurance operations of £1,315 million to the Hong Kong with-profits business. Including this amount the Asia with-profits policyholder liabilities are £25,804 million.
† Averages have been based on opening and closing balances and adjusted for acquisitions, disposals and corporate transactions in the period and exclude unallocated surplus of with-profits funds.
‡ The Group’s investment in joint ventures are accounted for on an equity method and the Group’s share of the policyholder liabilities as shown above relate to the joint venture life business in China, India and of the Takaful business in Malaysia.

Notes
(a) Movements in the period have been translated at the average exchange rates for the period ended 30 June 2016. The closing balance has been translated at the closing spot rates as at 30 June 2016. Differences upon retranslation are included in foreign exchange translation differences.
(b) Net flows increased by 38 per cent from £1,848 million in half year 2015 to £2,552 million in half year 2016 predominantly reflecting continued growth of the in-force book.
(c) Surrenders and maturities/deaths have decreased from £2,062 million in the first half of 2015 to £1,876 million in the first half of 2016. The rate of surrenders for shareholder-backed business (expressed as a percentage of opening liabilities) was 3.7 per cent in the first half of 2016 (half year 2015: 5.0 per cent).
(d) Investment-related items and other movements in the first half of 2016 primarily represent gains from bonds following falls in yields in the period.

C4.1(c)
US insurance operations

(i) Analysis of movements in policyholder liabilities
A reconciliation of the total policyholder liabilities of US insurance operations from the beginning of the period to 30 June is as follows:

US insurance operations
	£m
Half year 2016 movements	Variable annuity separate account liabilities	Fixed annuity, GIC and other business	Total
At 1 January 2016	91,022	47,891	138,913
Premiums	4,848	2,253	7,101
Surrenders	(2,168)	(1,269)	(3,437)
Maturities/Deaths	(384)	(425)	(809)
Net flows note (b)	2,296	559	2,855
Transfers from general to separate account	169	(169)	-
Investment-related items and other movements note (c)	843	1,894	2,737
Foreign exchange translation differences note (a)	9,574	5,076	14,650
At 30 June 2016	103,904	55,251	159,155

Half year 2015 movements
At 1 January 2015	81,741	45,005	126,746
Premiums	6,697	1,796	8,493
Surrenders	(2,237)	(1,169)	(3,406)
Maturities/Deaths	(344)	(392)	(736)
Net flows note (b)	4,116	235	4,351
Transfers from general to separate account	560	(560)	-
Investment-related items and other movements	383	(604)	(221)
Foreign exchange translation differences note (a)	(854)	(355)	(1,209)
At 30 June 2015	85,946	43,721	129,667
Average policyholder liability balances*
Half year 2016	97,463	51,571	149,034
Half year 2015	83,844	44,363	128,207
* Averages have been based on opening and closing balances, and adjusted for any acquisitions, disposals and corporate transactions in the period.

Notes
(a) Movements in the period have been translated at an average rate of US$1.43:£1.00 (30 June 2015: US$1.52:£1.00). The closing balance has been translated at closing rate of US$1.34:£1.00 (30 June 2015: US$1.57:£1.00). Differences upon retranslation are included in foreign exchange translation differences.
(b) Net flows in the first half of 2016 were £2,855 million compared with £4,351 million in the first half of 2015.
(c) Positive investment-related items and other movements in variable annuity separate account liabilities of £843 million for the first six months in 2016 represents positive separate account return mainly following the increase in the US equity market in the period. The positive movement of £1,894 million in fixed annuity, GIC and other business primarily reflect the increase in guarantee reserves, following the fall in interest rates, and the interest credited to the policyholder accounts in the period.

C4.1(d)
UK insurance operations

(i) Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds
A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of UK insurance operations from the beginning of the period to 30 June is as follows:

	£m
		Shareholder-backed funds and subsidiaries
Half year 2016 movements	SAIF and PAC with-profits sub-fund	Unit-linked liabilities	Annuity and other long-term business	Total
At 1 January 2016	100,069	21,442	31,382	152,893
Comprising:
- Policyholder liabilities	89,526	21,442	31,382	142,350
- Unallocated surplus of with-profits funds	10,543	-	-	10,543

Premiums	4,692	527	342	5,561
Surrenders	(1,897)	(1,285)	(26)	(3,208)
Maturities/Deaths	(2,213)	(271)	(986)	(3,470)
Net flows note (a)	582	(1,029)	(670)	(1,117)
Shareholders' transfers post tax	(110)	-	-	(110)
Switches	(84)	84	-	-
Investment-related items and other movements note (b)	5,891	1,050	3,151	10,092
Foreign exchange translation differences	720	1	-	721
At 30 June 2016	107,068	21,548	33,863	162,479
Comprising:
- Policyholder liabilities	95,822	21,548	33,863	151,233
- Unallocated surplus of with-profits funds	11,246	-	-	11,246

Half year 2015 movements
At 1 January 2015	99,427	23,300	31,709	154,436
Comprising:
- Policyholder liabilities	89,079	23,300	31,709	144,088
- Unallocated surplus of with-profits funds	10,348	-	-	10,348
Premiums	2,879	618	1,398	4,895
Surrenders	(1,389)	(1,601)	(22)	(3,012)
Maturities/Deaths	(1,999)	(329)	(920)	(3,248)
Net flows note (a)	(509)	(1,312)	456	(1,365)
Shareholders' transfers post tax	(106)	-	-	(106)
Switches	(103)	103	-	-
Investment-related items and other movements note (b)	1,916	552	(152)	2,316
Foreign exchange translation differences	(209)	-	-	(209)
At 30 June 2015	100,416	22,643	32,013	155,072
Comprising:
- Policyholder liabilities	89,775	22,643	32,013	144,431
- Unallocated surplus of with-profits funds	10,641	-	-	10,641
Average policyholder liability balances*
Half year 2016	92,674	21,495	32,623	146,792
Half year 2015	89,427	22,972	31,861	144,260
* Averages have been based on opening and closing balances, and adjusted for any acquisitions, disposals and corporate transactions in the period, and exclude unallocated surplus of with-profits funds.

Notes
(a) Net outflows have decreased from £1,365 million in the first half of 2015 to £1,117 million in the same period of 2016 due primarily to higher premium flows, up by £666 million to £5,561 million, following increased sales of with-profits savings and retirement products. This has been partially offset by lower premiums into our annuity business due to our reduced appetite for annuities post-Solvency II which meant that no bulk annuities transactions were undertaken in the first half of 2016. The level of inflows/outflows for unit-linked business remains subject to annual variation as it is driven by corporate pension schemes with transfers in or out from a small number of schemes influencing the level of flows in the period.
(b) Investment-related items and other movements of £10,092 million includes investment return and realised gains attributable to policyholders in the period.

C5 Intangible assets

C5.1 Intangible assets attributable to shareholders

(a) Goodwill attributable to shareholders

	2016 £m	2015 £m
	30 Jun	30 Jun	31 Dec
Cost
At beginning of period	1,463	1,583	1,583
Disposal of Japan life business	-	(120)	(120)
Additional consideration paid on previously acquired business	-	2	2
Exchange differences	25	(4)	(2)
Cost / Net book amount at end of period	1,488	1,461	1,463

Goodwill attributable to shareholders comprises:

	2016 £m	2015 £m
	30 Jun	30 Jun	31 Dec
M&G	1,153	1,153	1,153
Other	335	308	310
	1,488	1,461	1,463

Other goodwill represents amounts arising from the purchase of entities by the Asia and US operations. These goodwill amounts relating to acquired operations are not individually material.

(b) Deferred acquisition costs and other intangible assets attributable to shareholders
The deferred acquisition costs and other intangible assets attributable to shareholders comprise:

	2016 £m	2015 £m
	30 Jun	30 Jun	31 Dec

Deferred acquisition costs related to insurance contracts as classified under IFRS 4	8,010	5,937	6,948
Deferred acquisition costs related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	68	80	74
	8,078	6,017	7,022
Present value of acquired in-force policies for insurance contracts as classified under IFRS 4 (PVIF)	48	51	45
Distribution rights and other intangibles	1,423	1,242	1,355
	1,471	1,293	1,400
Total of deferred acquisition costs and other intangible assets	9,549	7,310	8,422

	2016 £m						2015 £m
	Deferred acquisition costs
	Asia	US	UK	Asset management	Other intangibles†	30 Jun Total	30 Jun Total	31 Dec Total
					note
Balance at beginning of period:	781	6,148	81	12	1,400	8,422	7,261	7,261
Additions and acquisition of subsidiaries	125	320	5	-	66	516	532	1,190
Amortisation to the income statement*:
Operating profit	(80)	(237)	(7)	(2)	(43)	(369)	(381)	(762)
Non-operating profit	-	616	-	-	-	616	(192)	93
	(80)	379	(7)	(2)	(43)	247	(573)	(669)
Disposals and transfers	-	-	-	-	(2)	(2)	-	(8)
Exchange differences and other movements	102	649	-	-	50	801	(75)	311
Amortisation of DAC related to net unrealised valuation movements on Jackson's available-for-sale securities recognised within other comprehensive income*	-	(435)	-	-	-	(435)	165	337
Balance at end of period	928	7,061	79	10	1,471	9,549	7,310	8,422
*
Under the Group’s application of IFRS 4, US GAAP is used for measuring the insurance assets and liabilities of its US and certain Asia operations. Under US GAAP, most of Jackson’s products are accounted for under Accounting Standard no. 97 of the Financial Accounting Standards Board (FAS 97) whereby deferred acquisition costs are amortised in line with the emergence of actual and expected gross profits. The amounts included in the income statements and Other Comprehensive Income affect the pattern of profit emergence and thus the DAC amortisation attaching. DAC amortisation is allocated to the operating and non-operating components of the Group’s supplementary analysis of profit and other comprehensive income by reference to the underlying items.
† Other intangibles includes amounts in relation to software rights with additions of £21 million, amortisation of £15 million, disposals of £2 million and exchange gains of £6 million and a balance at 30 June 2016 of £81 million.

Note
Other intangibles comprise PVIF, distribution rights and other intangibles such as software rights. Distribution rights relate to amounts that have been paid or have become unconditionally due for payment as a result of past events in respect of bancassurance partnership arrangements in Asia. These agreements allow for bank distribution of Prudential’s insurance products for a fixed period of time.

US insurance operations
The DAC amount in respect of US insurance operations comprises amounts in respect of:

	2016 £m	2015 £m
	30 Jun	30 Jun	31 Dec
Variable annuity business	7,782	4,931	5,713
Other business	42	710	703
Cumulative shadow DAC (for unrealised gains/losses booked in Other Comprehensive Income)*	(763)	(420)	(268)
Total DAC for US operations	7,061	5,221	6,148
* Consequent upon the positive unrealised valuation movement for half year 2016 of £2,118 million (30 June 2015: negative unrealised valuation movement of £762 million; 31 December 2015: negative unrealised valuation movement of £1,305 million), there is a charge of £435 million (30 June 2015: a gain of £165 million; 31 December 2015: a gain of £337 million) for altered ‘shadow’ DAC amortisation booked within other comprehensive income. These adjustments reflect the movement from period to period, in the changes to the pattern of reported gross profits that would have happened if the assets reflected in the statement of financial position had been sold, crystallising the unrealised gains and losses, and the proceeds reinvested at the yields currently available in the market.

For further detail on the deferral and amortisation of acquisition costs for Jackson, including the mean reversion technique, please refer to note C5.1 of the Group’s consolidated financial statements for the year ended 31 December 2015.
Sensitivity of amortisation charge
The amortisation charge to the income statement is reflected in both operating profit and short-term fluctuations in investment returns. The amortisation charge to the operating profit in a reporting period comprises:
(i)                   A core amount that reflects a relatively stable proportion of underlying premiums or profit; and
(ii)        An element of acceleration or deceleration arising from market movements differing from expectations.
In periods where the cap and floor feature of the mean reversion technique are not relevant, the technique operates to dampen the second element above. Nevertheless, extreme market movements can cause material acceleration or deceleration of amortisation in spite of this dampening effect.
Furthermore, in those periods where the cap or floor is relevant, the mean reversion technique provides no further dampening and additional volatility may result.
In the first half of 2016, the DAC amortisation charge for operating profit was determined after including a credit for decelerated amortisation of £29 million (half year 2015: credit for decelerated amortisation of £20 million; full year 2015: charge for accelerated amortisation of £2 million). The first half of 2016 amount reflects the separate account performance of 3 per cent, which is higher than the assumed level for the year (under the 8 year mean reversion technique applied).
As noted above, the application of the mean reversion formula has the effect of dampening the impact of equity market movements on DAC amortisation while the mean reversion assumption lies within the corridor. It would take a significant movement in separate account values for the mean reversion assumption to move outside the corridor. Based on a pro-forma instantaneous movement at 1 July 2016, it would need to be outside the approximate range of negative 25 per cent to positive 50 per cent for this to apply.
C6 Borrowings

C6.1
Core structural borrowings of shareholder-financed operations

	2016 £m	2015 £m
	30 Jun	30 Jun	31 Dec
Holding company operations:
Perpetual subordinated notes (Tier 1)note (i)	823	698	746
Perpetual subordinated notes (Tier 2)notes (i),(iv)	2,007	1,077	1,149
Subordinated notes (Tier 2)note (i)	2,126	2,122	2,123
Subordinated debt total	4,956	3,897	4,018
Senior debt:note (ii)
£300m 6.875% Bonds 2023	300	300	300
£250m 5.875% Bonds 2029	249	249	249
Holding company total	5,505	4,446	4,567
Prudential Capital bank loannote (iii)	275	275	275
Jackson US$250m 8.15% Surplus Notes 2027	186	159	169
Total (per condensed consolidated statement of financial position)note (v)	5,966	4,880	5,011

Notes
(i)
These debt tier classifications (including those noted for the comparative balances) are consistent with the treatment of capital for regulatory purposes under the Solvency II regime.
The perpetual subordinated capital securities are entirely US$ denominated. The Group has designated US$2.80 billion (30 Jun 2015: US$2.80 billion; 31 December 2015: US$2.80 billion) of its perpetual subordinated debt as a net investment hedge under IAS 39 to hedge the currency risks related to the investment in Jackson.
(ii) The senior debt ranks above subordinated debt in the event of liquidation.
(iii)
The Prudential Capital bank loan of £275 million has been made in two tranches: a £160 million loan and a £115 million loan both drawn at a cost of 12 month GBP LIBOR plus 0.4 per cent and maturing on 20 December 2017.
(iv)
In June 2016, the Company issued core structural borrowings of US$1,000 million 5.25 per cent Tier 2 perpetual subordinated notes. The proceeds net of costs, were £681 million.
(v) The maturity profile, currency and interest rates applicable to all other core structural borrowings of shareholder-financed operations of the Group are as detailed in note C6.1 of the Group’s consolidated financial statements for the year ended 31 December 2015.

C6.2
Other borrowings

(a) Operational borrowings attributable to shareholder-financed operations

	2016 £m	2015 £m
	30 Jun	30 Jun	31 Dec
Borrowings in respect of short-term fixed income securities programmes	2,554	2,176	1,705
Non-recourse borrowings of US operations note (ii)	-	10	-
Other borrowings note (iii)	244	318	255
Totalnote (i)	2,798	2,504	1,960

Notes
(i) In addition to the debt listed above, £200 million Floating Rate Notes were issued by Prudential plc in October 2015 which will mature in October 2016. These Notes have been wholly subscribed by a Group subsidiary and accordingly have been eliminated on consolidation in the Group financial statements. These Notes were originally issued in October 2008 and have been reissued upon their maturity.
(ii) In all instances the holders of the debt instruments issued by these subsidiaries and funds do not have recourse beyond the assets of those subsidiaries and funds.
(iii) Other borrowings mainly include amounts whose repayment to the lender is contingent upon future surplus emerging from certain contracts specified under the arrangement. If insufficient surplus emerges on those contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall. In addition, other borrowings include senior debt issued through the Federal Home Loan Bank of Indianapolis (FHLB), secured by collateral posted with the FHLB by Jackson.

(b) Borrowings attributable to with-profits operations

	2016 £m	2015 £m
	30 Jun	30 Jun	31 Dec
Non-recourse borrowings of consolidated investment funds*	1,248	911	1,158
£100m 8.5% undated subordinated guaranteed bonds of Scottish Amicable Finance plc**	100	100	100
Other borrowings (predominantly obligations under finance leases)	79	78	74
Total	1,427	1,089	1,332
* In all instances the holders of the debt instruments issued by these subsidiaries and funds do not have recourse beyond the assets of those subsidiaries and funds.
**
The interests of the holders of the bonds issued by Scottish Amicable Finance plc, a subsidiary of the Scottish Amicable Insurance Fund, are subordinated to the entitlements of the policyholders of that fund.

C7 Deferred tax

The statement of financial position contains the following deferred tax assets and liabilities in relation to:

	Deferred tax assets			Deferred tax liabilities
	2016 £m	2015 £m		2016 £m	2015 £m
	30 Jun	30 Jun	31 Dec	30 Jun	30 Jun	31 Dec
Unrealised losses or gains on investments	22	331	21	(1,815)	(1,673)	(1,036)
Balances relating to investment and insurance contracts	1	8	1	(655)	(544)	(543)
Short-term temporary differences	3,690	2,407	2,752	(2,893)	(2,076)	(2,400)
Capital allowances	12	9	10	(34)	(32)	(31)
Unused tax losses	46	65	35	-	-
Total	3,771	2,820	2,819	(5,397)	(4,325)	(4,010)

Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted.

The taxation regimes applicable across the Group often apply separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a trading or capital nature may affect the recognition of deferred tax assets. Accordingly, for the 2016 half year results and financial position at 30 June 2016, the possible tax benefit of approximately £94 million (30 June 2015: £106 million; 31 December 2015: £98 million), which may arise from capital losses valued at approximately £0.5 billion (30 June 2015: £0.5 billion; 31 December 2015: £0.5 billion), is sufficiently uncertain that it has not been recognised. In addition, a potential deferred tax asset of £60 million (30 June 2015: £42 million; 31 December 2015: £52 million), which may arise from trading tax losses and other potential temporary differences totalling £0.3 billion (30 June 2015: £0.2 billion; 31 December 2015 £0.3 billion) is sufficiently uncertain that it has not been recognised. Of the deferred tax asset recognised for unused tax losses, £39 million will expire if not utilised within the next seven years, £1 million if not utilised within 20 years and the rest has no expiry date.

The table that follows provides a breakdown of the recognised deferred tax assets set out in the table above for the short-term temporary differences. The table also shows the period of estimated recoverability for each respective business unit. For these and each category of deferred tax asset recognised their recoverability against forecast taxable profits is not significantly impacted by any current proposed changes to future accounting standards.

	Short-term temporary differences
	30 Jun 2016 £m	Expected period of recoverability
Asia insurance operations	49	1 to 3 years
US insurance operations	3,353	With run-off of in-force book
UK insurance operations	136	1 to 10 years
Other operations	152	1 to 10 years
Total	3,690

Under IAS 12, ‘Income Taxes’, deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled, based on the tax rates (and laws) that have been enacted or are substantively enacted at the end of the reporting periods. For UK companies the UK corporation tax rate is currently 20 per cent, reducing to 19 per cent from 1 April 2017 and further to 18 per cent from 1 April 2020.

As part of the Finance Bill 2016, the UK government proposed a reduction in the UK corporation tax rate to 17 per cent effective 1 April 2020. As these changes have not been substantively enacted as at 30 June 2016 they have not been reflected in the balances at that date. The changes, once substantively enacted, are expected to have the effect of reducing the UK with-profits and shareholder-backed business element of the overall net deferred tax liabilities by £9 million.
C8 Defined benefit pension schemes

(a) IAS 19 financial positions
The Group operates a number of pension schemes. The largest defined benefit scheme is the Prudential Staff Pension Scheme (PSPS), which is the principal scheme in the UK. The Group also operates two smaller UK defined benefit schemes in respect of Scottish Amicable (SASPS) and M&G (M&GGPS). In addition, there are two small defined benefit schemes in Taiwan which have negligible deficits.

The Group asset/liability in respect of defined benefit pension schemes is as follows:

	2016 £m						2015 £m				2015 £m
			30 Jun					30 Jun					31 Dec
	PSPS	SASPS	M&GGPS	Other schemes	Total	PSPS	SASPS	M&GGPS	Other schemes	Total	PSPS	SASPS	M&GGPS	Other schemes	Total
Underlying economic surplus (deficit)	1,270	(123)	115	(1)	1,261	915	(140)	53	(1)	827	969	(82)	75	(1)	961
Less: unrecognised surplus	(1,100)	-	-	-	(1,100)	(790)	-	-	-	(790)	(800)	-	-	-	(800)
Economic surplus (deficit) (including investment in Prudential insurance policies)	170	(123)	115	(1)	161	125	(140)	53	(1)	37	169	(82)	75	(1)	161
Consolidation adjustment against policyholder liabilities for investment in Prudential insurance policies	-	-	(81)	-	(81)	-	-	(85)	-	(85)	-	-	(77)	-	(77)
Attributable to:
PAC with-profits fund	119	(49)	-	-	70	88	(70)	-	-	18	118	(33)	-	-	85
Shareholder-backed operations	51	(74)	34	(1)	10	37	(70)	(32)	(1)	(66)	51	(49)	(2)	(1)	(1)
IAS 19 pension asset (liability) on the Group statement of financial position*	170	(123)	34	(1)	80	125	(140)	(32)	(1)	(48)	169	(82)	(2)	(1)	84

*
At 30 June 2016, the PSPS pension asset of £170 million (30 June 2015: £125 million; 31 December 2015: £169 million) and the other schemes’ pension liabilities of £90 million (30 June 2015: £173 million; 31 December 2015: £85 million) are included within ‘Other debtors’ and ‘Provisions’ respectively in the consolidated statement of financial position.

(b) Estimated pension scheme surpluses and deficits (on an economic basis)
The underlying pension position on an economic basis reflects the assets (including investments in Prudential policies that are offset against liabilities to policyholders on consolidation in the Group financial statements) and the liabilities of the schemes. The IAS 19 basis excludes the investments in Prudential policies. In principle, on consolidation the investments are eliminated against policyholder liabilities of UK insurance operations, so that the formal IAS 19 position for the scheme in isolation excludes these items. This treatment applies to the M&GGPS investments. However, as a substantial portion of the Company’s interest in the underlying surplus of PSPS is not recognised, the adjustment is not necessary for the PSPS investments.

Movements on the pension scheme deficit determined on the economic basis are as follows, with the effect of the application of IFRIC 14 being shown separately:

	Half year 2016 £m
	Surplus (deficit) in schemes at 1 Jan 2016	(Charge) credit to income statement	Actuarial gains and losses in other comprehensive income	Contributions paid	Surplus (deficit) in schemes at 30 Jun 2016
All schemes
Underlying position (without the effect of IFRIC 14)
Surplus	961	-	277	23	1,261
Less: amount attributable to PAC with-profits fund	(658)	(6)	(178)	(9)	(851)
Shareholders' share:
Gross of tax surplus (deficit)	303	(6)	99	14	410
Related tax	(60)	1	(17)	(3)	(79)
Net of shareholders' tax	243	(5)	82	11	331
Application of IFRIC 14 for the derecognition of PSPS surplus
Derecognition of surplus	(800)	(18)	(282)	-	(1,100)
Less: amount attributable to PAC with-profits fund	573	12	195	1	781
Shareholders' share:
Gross of tax	(227)	(6)	(87)	1	(319)
Related tax	45	1	15	-	61
Net of shareholders' tax	(182)	(5)	(72)	1	(258)
With the effect of IFRIC 14
Surplus (deficit)	161	(18)	(5)	23	161
Less: amount attributable to PAC with-profits fund	(85)	6	17	(8)	(70)
Shareholders' share:
Gross of tax surplus (deficit)	76	(12)	12	15	91
Related tax	(15)	2	(2)	(3)	(18)
Net of shareholders' tax	61	(10)	10	12	73

C9 Share capital, share premium and own shares

	30 Jun 2016			30 Jun 2015			31 Dec 2015
	Number of ordinary shares	Share capital	Share premium	Number of ordinary shares	Share capital	Share premium	Number of ordinary shares	Share capital	Share premium
		£m	£m		£m	£m		£m	£m
Issued shares of 5p each fully paid:
At 1 January	2,572,454,958	128	1,915	2,567,779,950	128	1,908	2,567,779,950	128	1,908
Shares issued under share-based schemes	6,579,190	-	6	3,284,119	-	2	4,675,008	-	7
At end of period	2,579,034,148	128	1,921	2,571,064,069	128	1,910	2,572,454,958	128	1,915

Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account.

At 30 June 2016, there were options outstanding under Save As You Earn schemes to subscribe for shares as follows:

	Number of shares to subscribe for	Share price range		Exercisable by year
		from	to
30 June 2016	7,128,449	288p	1,155p	2021
30 June 2015	8,007,928	288p	1,155p	2020
31 December 2015	8,795,617	288p	1,155p	2021

Transactions by Prudential plc and its subsidiaries in Prudential plc shares
The Group buys and sells Prudential plc shares (‘own shares’) either in relation to its employee share schemes or via transactions undertaken by authorised investment funds that the Group is deemed to control. The cost of own shares of £185 million at 30 June 2016 (30 June 2015: £227 million; 31 December 2015: £219 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans. At 30 June 2016, 11.2 million (30 June 2015: 10.8 million; 31 December 2015: 10.5 million) Prudential plc shares with a market value of £141 million (30 June 2015: £165 million; 31 December 2015: £161 million) were held in such trusts, all of which are for employee incentive plans. The maximum number of shares held during the period was 11.2 million which was in June 2016.

The Company purchased the following number of shares in respect of employee incentive plans:

	Number of shares purchased (in millions)	Cost £m
Half year 2016	3.8	49.5
Half year 2015	5.1	86.3
Full year 2015	5.6	92.9

The Group has consolidated a number of authorised investment funds where it is deemed to control these funds under IFRS. Some of these funds hold shares in Prudential plc. The total number of shares held by these funds at 30 June 2016 was 4.8 million (30 June 2015: 6.8 million; 31 December 2015: 6.1 million) and the cost of acquiring these shares of £39 million (30 June 2015: £59 million; 31 December 2015: £54 million) is included in the cost of own shares. The market value of these shares as at 30 June 2016 was £61 million (30 June 2015: £105 million; 31 December 2015: £94 million). During 2016, these funds made a net disposal of 1,280,258 Prudential shares (30 June 2015: net disposal of 724,186; 31 December 2015: net disposal of 1,402,697) for a net decrease of £14.1 million to book cost (30 June 2015: net decrease of £8.0 million; 31 December 2015: net decrease of £13 million).

All share transactions were made on an exchange other than the Stock Exchange of Hong Kong.

Other than set out above the Group did not purchase, sell or redeem any Prudential plc listed securities during half year 2016 or 2015.

D Other notes

D1 Contingencies and related obligations
The Group is involved in various litigation and regulatory issues. While the outcome of such matters cannot be predicted with certainty, Prudential believes that the ultimate outcome of such litigation and regulatory issues will not have a material adverse effect on the Group’s financial condition, results of operations or cash flows.

There have been no material changes to the Group’s contingencies and related obligations in the six month period ended 30 June 2016.

D2         Post balance sheet events

First interim dividend
The 2016 first interim dividend approved by the Board of Directors after 30 June 2016 is as described in note B7.

D3 Related party transactions

There were no transactions with related parties during the six months ended 30 June 2016 which have had a material effect on the results or financial position of the Group.

The nature of the related party transactions of the Group has not changed from those described in the Group’s consolidated financial statements for the year ended 31 December 2015.

Statement of directors’ responsibilities
The directors (who are listed below) are responsible for preparing the Half Year Financial Report in accordance with applicable law and regulations.

Accordingly, the directors confirm that to the best of their knowledge:

– the condensed consolidated financial statements have been prepared in accordance with IAS 34, ‘Interim Financial Reporting’, as adopted by the European Union;

–      the Half Year Financial Report includes a fair review of information required by:
(a)
DTR 4.2.7R of the Disclosure and Transparency Rules, being an indication of important events that have occurred during the six months ended 30 June 2016, and their impact on the condensed consolidated financial statements, and a description of the principal risks and uncertainties for the remaining six months of the year; and
(b)
DTR 4.2.8R of the Disclosure and Transparency Rules, being related party transactions that have taken place during the six months ended 30 June 2016 and that have materially affected the financial position or the performance of the Group during the period and changes in the related party transactions described in the Group’s consolidated financial statements for the year ended 31 December 2015.

Prudential plc Board of Directors:

Chairman Paul Manduca Executive Directors Michael Wells Nicolaos Nicandrou ACA Penelope James ACA John Foley Anne Richards Barry Stowe Tony Wilkey
Independent Non-executive Directors
The Hon. Philip Remnant CBE FCA
Sir Howard Davies
Ann Godbehere FCPA FCGA
David Law ACA
Kaikhushru Nargolwala FCA
Anthony Nightingale CMG SBS JP
Alice Schroeder
Lord Turner

Independent review report to Prudential plc
Introduction
We have been engaged by the company to review the International Financial Reporting Standards (IFRS) basis financial information in the Half Year Financial Report for the six months ended 30 June 2016 which comprises the Condensed Consolidated Income Statement, the Condensed Consolidated Statement of Comprehensive Income, the Condensed Consolidated Statement of Changes in Equity, the Condensed Consolidated Statement of Financial Position, the Condensed Consolidated Statement of Cash Flows and the related explanatory notes.

We have also been engaged by the company to review the European Embedded Value (EEV) basis supplementary financial information for the six months ended 30 June 2016 which comprises the Post-tax Operating Profit Based on Longer-Term Investment Returns, the Post-tax Summarised Consolidated Income Statement, the Movement in Shareholders' Equity, the Summary Statement of Financial Position and the related explanatory notes and Total Insurance and Investment Products New Business information.

We have read the other information contained in the Half Year Financial Report and considered whether it contains any apparent misstatements or material inconsistencies with the IFRS basis financial information or the EEV basis supplementary financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Disclosure and Transparency Rules (“the DTR”) of the UK’s Financial Conduct Authority (“the UK FCA”) and also to provide a review conclusion to the company on the EEV basis supplementary financial information. Our review of the IFRS basis financial information has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. Our review of the EEV basis supplementary financial information has been undertaken so that we might state to the company those matters we have been engaged to state in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors’ responsibilities
The Half Year Financial Report, including the IFRS basis financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Half Year Financial Report in accordance with the DTR of the UK FCA. The directors have accepted responsibility for preparing the EEV basis supplementary financial information in accordance with the European Embedded Value Principles dated April 2016 by the European CFO Forum ('the EEV Principles') and for determining the methodology and assumptions used in the application of those principles.

The annual IFRS basis financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union (‘EU’). The IFRS basis financial information included in this Half Year Financial Report has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU.

The EEV basis supplementary financial information has been prepared in accordance with the EEV Principles using the methodology and assumptions set out in the Notes to the EEV basis supplementary financial information. The EEV basis supplementary financial information should be read in conjunction with the IFRS basis financial information.

Our responsibility
Our responsibility is to express to the company a conclusion on the IFRS basis financial information in the Half Year Financial Report and the EEV basis supplementary financial information based on our reviews, as set out in our engagement letter with you dated 10 June 2016.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of interim financial information and supplementary information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the IFRS basis financial information in the Half Year Financial Report for the six months ended 30 June 2016 is not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU and the DTR of the UK FCA.

Based on our review, nothing has come to our attention that causes us to believe that the EEV basis supplementary financial information for the six months ended 30 June 2016 is not prepared, in all material respects, in accordance with the EEV Principles, using the methodology and assumptions set out in the Notes to the EEV basis supplementary financial information.

Rees Aronson
For and on behalf of KPMG LLP
Chartered Accountants
London
9 August 2016

Additional IFRS financial information*

I IFRS profit and loss information
I(a)
Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver
This schedule classifies the Group’s pre-tax operating earnings from long-term insurance operations into the underlying drivers of those profits, using the following categories:
i Spread income represents the difference between net investment income (or premium income in the case of the UK annuities new business) and amounts credited to certain policyholder accounts. It excludes the operating investment returns on shareholder net assets, which has been separately disclosed as expected return on shareholder assets.
ii Fee income represents profits driven by net investment performance, being asset management fees that vary with the size of the underlying policyholder funds net of investment management expenses.
iii With-profits business represents the gross of tax shareholders’ transfer from the with-profits fund for the period.
iv Insurance margin primarily represents profits derived from the insurance risks of mortality and morbidity.
v Margin on revenues primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses.
vi Acquisition costs and administration expenses represent expenses incurred in the period attributable to shareholders. It excludes items such as restructuring costs and Solvency II costs which are not included in the segment profit for insurance as well as items that are more appropriately included in other source of earnings lines (eg investment expenses are netted against investment income as part of spread income or fee income as appropriate).
vii DAC adjustments comprises DAC amortisation for the period, excluding amounts related to short-term fluctuations in investment returns, net of costs deferred in respect of new business.

Analysis of pre-tax IFRS operating profit by source and margin analysis of Group long-term insurance business
The following analysis expresses certain of the Group’s sources of operating profit as a margin of policyholder liabilities or other suitable driver. Details on the calculation of the Group’s average policyholder liability balances are given in note (iv) at the end of this section.

	Half year 2016
	Asia	US	UK	Total	Average liability	Margin bps
	£m	£m	£m	£m	£m
					note (iv)	note(ii)
Spread income	82	379	96	557	80,819	138
Fee income	86	878	29	993	131,389	151
With-profits	24	-	138	162	114,109	28
Insurance margin	488	401	25	914
Margin on revenues	904	-	86	990
Expenses:
Acquisition costsnote (i)	(613)	(412)	(42)	(1,067)	3,030	(35)%
Administration expenses	(388)	(452)	(58)	(898)	219,083	(82)
DAC adjustmentsnote (v)	59	83	(2)	140
Expected return on shareholder assets	40	11	61	112
	682	888	333	1,903
Longevity reinsurance and other management actions to improve solvency	-	-	140	140
Long-term business operating profit	682	888	473	2,043
See notes at the end of this section.

	Half year 2015 AER
	Asia	US	UK	Total	Average liability	Margin bps
	£m	£m	£m	£m	£m
					note (iv)	note (ii)
Spread income	65	372	137	574	72,890	157
Fee income	86	832	33	951	125,581	151
With-profits	21	-	133	154	106,205	29
Insurance margin	387	383	26	796
Margin on revenues	832	-	88	920
Expenses:
Acquisition costsnote (i)	(573)	(479)	(43)	(1,095)	2,733	(40)%
Administration expenses	(355)	(408)	(66)	(829)	206,167	(80)
DAC adjustmentsnote (v)	78	114	-	192
Expected return on shareholder assets	33	20	67	120
	574	834	375	1,783
Longevity reinsurance and other management actions to improve solvency	-	-	61	61
Long-term business operating profit	574	834	436	1,844

See notes at the end of this section.

*
The additional financial information is not covered by the KPMG independent review opinion.

	Half year 2015 CER note (iii)
	Asia	US	UK	Total	Average liability	Margin bps
	£m	£m	£m	£m	£m
			note (v)		note (iv)	note (ii)
Spread income	66	400	137	603	75,983	159
Fee income	87	884	33	1,004	133,147	151
With-profits	21	-	133	154	107,797	29
Insurance margin	393	408	26	827
Margin on revenues	845	-	88	933
Expenses:
Acquisition costsnote (i)	(582)	(509)	(43)	(1,134)	2,826	(40)%
Administration expenses	(359)	(434)	(66)	(859)	217,404	(79)
DAC adjustmentsnote (v)	79	121	-	200
Expected return on shareholder assets	34	17	67	118
	584	887	375	1,846
Longevity reinsurance and other management actions to improve solvency	-	-	61	61
Long-term business operating profit	584	887	436	1,907

See notes at the end of this section.

Margin analysis of long-term insurance business – Asia

					Asia
	Half year 2016			Half year 2015 AER			Half year 2015 CER
							note (iii)
		Average			Average			Average
	Profit	liability	Margin	Profit	liability	Margin	Profit	liability	Margin
		note (iv)	note (ii)		note (iv)	note (ii)		note (iv)	note (ii)
Long-term business	£m	£m	bps	£m	£m	bps	£m	£m	bps

Spread income	82	13,310	123	65	10,514	124	66	11,302	117
Fee income	86	17,286	100	86	16,342	105	87	17,373	100
With-profits	24	21,435	22	21	16,778	25	21	18,370	23
Insurance margin	488			387			393
Margin on revenues	904			832			845
Expenses:
Acquisition costsnote (i)	(613)	1,655	(37)%	(573)	1,366	(42)%	(582)	1,404	(41)%
Administration expenses	(388)	30,596	(254)	(355)	26,856	(264)	(359)	28,675	(250)
DAC adjustmentsnote (v)	59			78			79
Expected return on shareholder assets	40			33			34
Operating profit	682			574			584

See notes at the end of this section.

Analysis of Asia operating profit drivers
– Spread income has increased on a constant exchange rate basis by 24 per cent (AER: 26 per cent) to £82 million in half year 2016, predominantly reflecting the growth of the Asia non-linked policyholder liabilities.
– The half year 2016 fee income of £86 million is in line with the prior period.
– On a constant exchange rate basis, insurance margin has increased by 24 per cent to £488 million in half year 2016 (AER: 26 per cent), primarily reflecting the continued growth of the in-force book, which contains a relatively high proportion of risk-based products. Insurance margin includes non-recurring items of £42 million (half year 2015: £29 million at AER and CER)
– Margin on revenue has increased by £59 million on a constant exchange rate basis from £845 million in half year 2015 to £904 million in half year 2016, primarily reflecting higher regular premium income recognised in the period.
– Acquisition costs have increased by 5 per cent on a constant exchange rate basis (AER: 7 per cent) in half year 2016 to £613 million, compared to the 18 per cent increase in APE sales (AER 21 per cent), resulting in a decrease in the acquisition costs ratio. The analysis above uses shareholder acquisition costs as a proportion of total APE. If with-profits sales were excluded from the denominator the acquisition cost ratio would become 73 per cent (2015: 66 per cent at CER), the increase being the result of changes in country and product mix.
– Administration expenses have increased by 8 per cent at a constant exchange rate basis (AER: 9 per cent increase) in half year 2016 as the business continues to expand. On a constant exchange rate basis, the administration expense ratio has increased from 250 basis points in half year 2015 to 254 basis points in half year 2016, the result of changes in country and product mix.

Margin analysis of long-term insurance business – US

					US
	Half year 2016			Half year 2015 AER			Half year 2015 CER
								note (iii)
		Average			Average			Average
	Profit	liability	Margin	Profit	liability	Margin	Profit	liability	Margin
		note (iv)	note (ii)		note (iv)	note (ii)		note (iv)	note (ii)
Long-term business	£m	£m	bps	£m	£m	bps	£m	£m	bps

Spread income	379	34,886	217	372	30,515	244	400	32,820	244
Fee income	878	92,608	190	832	86,267	193	884	92,802	191
Insurance margin	401			383			408
Expenses
Acquisition costsnote (i)	(412)	782	(53)%	(479)	857	(56)%	(509)	912	(56)%
Administration expenses	(452)	134,369	(67)	(408)	124,478	(66)	(434)	133,896	(65)
DAC adjustments	83			114			121
Expected return on shareholder assets	11			20			17
Operating profit	888			834			887

See notes at the end of this section.

Analysis of US operating profit drivers:
– Spread income has decreased by 5 per cent on a constant exchange rate basis (AER increased by 2 per cent) to £379 million in half year 2016. The reported spread margin decreased to 217 basis points from 244 basis points in half year 2015, primarily due to lower investment yields. Spread income benefited from swap transactions previously entered into to more closely match the asset and liability duration. Excluding this effect, the spread margin would have been 151 basis points (half year 2015 CER: 168 basis points and AER: 167 basis points).
– Fee income has decreased by 1 per cent on a constant exchange rate basis (AER increased by 6 per cent) to £878 million in half year 2016. Weak equity market performance in the first quarter curbed the growth of average separate account values in the first six months of 2016 and dampened overall fee income level. Fee income margin has remained broadly in line with the prior year at 190 basis points (half year 2015 CER: 191 basis points and AER: 193 basis points).
– Insurance margin represents operating profits from insurance risks, including variable annuity guarantees and other sundry items. Insurance margin of £401 million in half year 2016 was in line with last year on a constant exchange rate basis, with higher income from the variable annuity guarantees offset by a decline in the contribution from the closed books of term business acquired.
– Acquisition costs, which are commissions and expenses incurred to acquire new business, including those that are not deferrable, have decreased by 19 per cent at a constant exchange rate basis, largely due to the decline in sales in half year 2016.
– Administration expenses increased to £452 million in half year 2016, compared to £434 million for half year 2015 on a constant exchange rate basis (AER £408 million), primarily as a result of higher asset-based commissions. These are paid on policy anniversary dates and are treated as an administration expense in this analysis. Excluding these trail commissions, the resulting administration expense ratio would remain relatively flat at 36 basis points (half year 2015: 35 basis points at CER and 36 basis points at AER).
– DAC adjustments decreased to £83 million in half year 2016, compared to £121 million on a constant exchange rate basis (AER £114 million) in half year 2015, primarily due to a decline in DAC deferrals due to reduced sales in half year 2016, offset by lower amortisation.

Analysis of pre-tax operating profit before and after acquisition costs and DAC adjustments

	Half year 2016 £m				Half year 2015 AER £m				Half year 2015 CER £m
									note (iii)
		Acquisition costs				Acquisition costs				Acquisition costs
	Other operating profits	Incurred	Deferred	Total	Other operating profits	Incurred	Deferred	Total	Other operating profits	Incurred	Deferred	Total
Total operating profit before acquisition costs and DAC adjustments	1,217			1,217	1,199			1,199	1,275			1,275
Less new business strain		(412)	320	(92)		(479)	369	(110)		(509)	392	(117)

Other DAC adjustments - amortisation of previously deferred acquisition costs:
Normal			(266)	(266)			(275)	(275)			(292)	(292)
Deceleration			29	29			20	20			21	21
Total	1,217	(412)	83	888	1,199	(479)	114	834	1,275	(509)	121	887

Analysis of operating profit based on longer-term investment returns for US operations by product

	2016 £m	2015 £m		%
	Half year	AER Half year	CER Half year	Half year 2016 vs half year 2015 AER	Half year 2016 vs half year 2015 CER
Spread businessnote (a)	154	180	191	(14)%	(19)%
Fee businessnote (b)	642	552	587	16%	9%
Life and other businessnote (c)	92	102	109	(9)%	(16)%
Total insurance operations	888	834	887	6%	0%

US asset management and broker-dealer	(12)	12	12	n/a	n/a
Total US operations	876	846	899	4%	(2)%

The analysis of operating profit based on longer-term investment returns for US operations by product represents the net profit generated by each line of business after allocation of costs. Broadly:

a)
Spread business is the net operating profit for fixed annuity, fixed indexed annuity and guaranteed investment contracts and largely comprises spread income less costs.
b)
Fee business represents profits from variable annuity products. As well as fee income revenue for this product line includes spread income from investments directed to the general account and other variable annuity fees included in insurance margin.
c)
Life and other business includes the profits from the REALIC business and other closed life books. Revenue allocated to this product line includes spread income and premiums and policy charges for life protection, which are included in insurance margin after claim costs. Insurance margin forms the vast majority of revenue.

Margin analysis of long-term insurance business – UK

	UK
	Half year 2016			Half year 2015 note (v)
		Average			Average
	Profit	liability	Margin	Profit	liability	Margin
		note (iv)	note (ii)		note (iv)	note (ii)
Long-term business	£m	£m	bps	£m	£m	bps

Spread income	96	32,623	59	137	31,861	86
Fee income	29	21,495	27	33	22,972	29
With-profits	138	92,674	30	133	89,427	30
Insurance margin	25			26
Margin on revenues	86			88
Expenses:
Acquisition costsnote (i)	(42)	593	(7)%	(43)	510	(8)%
Administration expenses	(58)	54,118	(21)	(66)	54,833	(24)
DAC adjustments	(2)			-
Expected return on shareholders' assets	61			67
	333			375
Longevity reinsurance and other management actions to improve solvency	140			61
Operating profit	473			436

Analysis of UK operating profit drivers
–     Spread income has decreased from £137 million in half year 2015 to £96 million in half year 2016 mainly due to lower annuity sales. Spread income has two components:
●
A contribution from new annuity business which was lower at £27 million in half year 2016 compared to £66 million in half year 2015, as we withdrew our participation from this business. IFRS accounting (based on grandfathered GAAP) permits upfront recognition of a considerable proportion of the spread to be earned over the entire term of the new contracts.
●
A contribution from in-force annuity and other business, which was broadly in line with last year at £69 million (2015: £71 million), equivalent to 42 basis points of average reserves (2015: 45 basis points).
–     Fee income principally represents asset management fees from unit-linked business, including direct investment only business to group pension schemes, where liability flows are driven by a small number of large single mandate transactions and fee income mostly arise within our UK asset management business. Excluding these schemes, the fee margin on the remaining balance was 40 basis points (2015: 43 basis points).
–     Margin on revenues represents premium charges for expenses of shareholder-backed business and other sundry net income. The half year 2016 margin is broadly consistent with half year 2015.
–     Acquisition costs incurred were £42 million, equivalent to 7 per cent of total APE sales in half year 2016 (2015: 8 per cent). The ratio above expresses the percentage of shareholder acquisition costs as a percentage of total APE sales. It is therefore impacted by the level of with-profit sales in the year. The ratio is also distorted by bulk annuities transactions as acquisition costs are comparatively lower. Acquisition costs as a percentage of shareholder-backed new business sales, excluding the bulk annuities transactions, were 33 per cent in half year 2016 (2015: 37 per cent).
–     Expected return on shareholders’ assets includes the longer-term return on assets held to back capital and surplus.
–     The contribution from longevity reinsurance and other management actions to improve solvency during half year 2016 was £140 million (2015: £61 million). Further explanation and analysis is provided in Additional IFRS Financial Information section I(d).

Notes
(i)
The ratio for acquisition costs is calculated as a percentage of APE sales including with-profits sales. Acquisition costs include only those relating to shareholder-backed business.
(ii)
Margin represents the operating return earned in the period as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus. The margin is on an annualised basis in which half year profits are annualised by multiplying by two.
(iii)
The half year 2015 comparative information has been presented at Actual Exchange Rates (AER) and Constant Exchange Rates (CER) so as to eliminate the impact of exchange translation. CER results are calculated by translating prior period results using the current period foreign exchange rates. All CER profit figures have been translated at current period average rates. For Asia CER average liability calculations the policyholder liabilities have been translated using current period opening and closing exchange rates. For the US CER average liability calculations the policyholder liabilities have been translated at the current period month end closing exchange rates. See also note A1.
(iv)
For UK and Asia, opening and closing policyholder liabilities have been used to derive an average balance for the period, as a proxy for average balances throughout the period. The calculation of average liabilities for Jackson is generally derived from month end balances throughout the period as opposed to opening and closing balances only. In half year 2016, given the significant equity market fluctuations in certain months during the period, average liabilities for fee income in Jackson have been calculated using daily balances instead of month end balances in order to provide a more meaningful analysis of the fee income, which is charged on the daily account balance. The half year 2015 average liabilities for fee income in Jackson have been calculated based on average of month end balances. The alternative use of the daily balances to calculate the average would have resulted in no change to the margin on the CER basis. Average liabilities for spread income are based on the general account liabilities to which spread income attaches. Average liabilities used to calculate the administration expense margin exclude the REALIC liabilities reinsured to third parties prior to the acquisition by Jackson. Average liabilities are adjusted for business acquisitions and disposals in the period.
(v)
The DAC adjustment contains £14 million in respect of joint ventures in half year 2016 (half year 2015: £16 million).

I(b) Asia operations – analysis of IFRS operating profit by territory

Operating profit based on longer-term investment returns for Asia operations are analysed below. The table below presents the half year 2015 results on both actual exchange rates (AER) and constant exchange rates (CER) bases so as to eliminate the impact of exchange translation.

	2016 £m	2015 £m		%		2015 £m
	Half year	AER Half year	CER Half year	Half year 2016 vs half year 2015 AER	Half year 2016 vs half year 2015 CER	AER Full year
Hong Kong	96	69	73	39%	32%	150
Indonesia	193	167	172	16%	12%	356
Malaysia	71	61	58	16%	22%	120
Philippines	17	14	14	21%	21%	32
Singapore	111	105	109	6%	2%	204
Thailand	39	39	39	0%	0%	70
Vietnam	44	34	35	29%	26%	86
South-east Asia Operations inc. Hong Kong	571	489	500	17%	14%	1,018
China	20	12	12	67%	67%	32
India	22	22	21	0%	5%	42
Korea	15	19	18	(21)%	(17)%	38
Taiwan	13	8	8	63%	63%	25
Other	1	(3)	(2)	133%	150%	(4)
Non-recurrent itemsnote (ii)	42	29	29	45%	45%	62
Total insurance operationsnote (i)	684	576	586	19%	17%	1,213
Development expenses	(2)	(2)	(2)	0%	0%	(4)
Total long-term business operating profit	682	574	584	19%	17%	1,209
Eastspring Investments	61	58	60	5%	2%	115
Total Asia operations	743	632	644	18%	15%	1,324

Notes
(i) Analysis of operating profit between new and in-force business
The result for insurance operations comprises amounts in respect of new business and business in-force as follows:

	2016 £m	2015 £m
	Half year	AER Half year	CER Half year	AER Full year
New business strain†	(24)	(33)	(34)	(4)
Business in force	666	580	591	1,155
Non-recurrent itemsnote (ii)	42	29	29	62
Total	684	576	586	1,213
† The IFRS new business strain corresponds to approximately 1 per cent of new business APE sales for half year 2016 (half year 2015: approximately 2 per cent; full year 2015: approximately 0.1 per cent).

The strain represents the pre-tax regulatory basis strain to net worth after IFRS adjustments; for deferral of acquisition costs and deferred income where appropriate.

(ii) Other non-recurrent items of £42 million in 2016 (half year 2015: £29 million; full year 2015: £62 million) represent a small number of items, including a gain from entering into a reinsurance contract in the period.

I(c) Analysis of asset management operating profit based on longer-term investment returns

	Half year 2016 £m
	M&G	Eastspring Investments	Prudential Capital	US	Total
	note (ii)	note (ii)
Operating income before performance-related fees	440	155	61	109	765
Performance-related fees	9	1	-	-	10
Operating income(net of commission)note (i)	449	156	61	109	775
Operating expensenote (i)	(229)	(87)	(48)	(121)	(485)
Share of associate’s results	5	-	-	-	5
Group's share of tax on joint ventures' operating profit	-	(8)	-	-	(8)
Operating profit/(loss) based on longer-term investment returns	225	61	13	(12)	287
Average funds under management	£243.2bn	£102.2bn
Margin based on operating income*	36bps	30bps
Cost / income ratio**	52%	56%

	Half year 2015 £m
	M&G	Eastspring Investments	Prudential Capital	US	Total
	note (ii)	note (ii)
Operating income before performance-related fees	491	149	47	175	862
Performance-related fees	1	2	-	-	3
Operating income(net of commission)note (i)	492	151	47	175	865
Operating expensenote (i)	(248)	(86)	(40)	(163)	(537)
Share of associate’s results	7	-	-	-	7
Group's share of tax on joint ventures' operating profit	-	(7)	-	-	(7)
Operating profit based on longer-term investment returns	251	58	7	12	328
Average funds under management	£260.1bn	£81.6bn
Margin based on operating income*	38bps	37bps
Cost / income ratio**	51%	58%

	Full year 2015 £m
	M&G	Eastspring Investments	Prudential Capital	US	Total
	note (ii)	note (ii)
Operating income before performance-related fees	939	304	118	321	1,682
Performance-related fees	22	3	-	-	25
Operating income(net of commission)note (i)	961	307	118	321	1,707
Operating expensenote (i)	(533)	(176)	(99)	(310)	(1,118)
Share of associate’s results	14	-	-	-	14
Group's share of tax on joint ventures' operating profit	-	(16)	-	-	(16)
Operating profit based on longer-term investment returns	442	115	19	11	587
Average funds under management	£252.5bn	£85.1bn
Margin based on operating income*	37bps	36bps
Cost / income ratio**	57%	58%

Notes
(i) Operating income and expense include the Group’s share of contribution from joint ventures (but excludes any contribution from associates). In the income statement as shown in note B2 of the IFRS financial statements, the net post-tax income of the joint ventures and associates is shown as a single item.
(ii) M&G and Eastspring Investments can be further analysed as follows:

M&G							Eastspring Investments
Operating income before performance-related fees							Operating income before performance-related fees
	Retail	Margin of FUM*	Institu- tional†	Margin of FUM*	Total	Margin of FUM*		Retail	Margin of FUM*	Institu- tional†	Margin of FUM*	Total	Margin of FUM*
	£m	bps	£m	bps	£m	bps		£m	bps	£m	bps	£m	bps
30 Jun 2016	247	87	193	21	440	36	30 Jun 2016	91	53	64	19	155	30
30 Jun 2015	309	86	182	19	491	38	30 Jun 2015	93	63	56	23	149	37
31 Dec 2015	582	87	357	19	939	37	31 Dec 2015	188	61	116	21	304	36
* Margin represents operating income before performance related fees as a proportion of the related funds under management (FUM). Half year figures have been annualised by multiplying by two. Monthly closing internal and external funds managed by the respective entity have been used to derive the average. Any funds held by the Group's insurance operations which are managed by third parties outside of the Prudential Group are excluded from these amounts.
** Cost/income ratio represents cost as a percentage of operating income before performance related fees.
† Institutional includes internal funds.

I(d)            Contribution to UK life financial metrics from specific management actions undertaken to position the balance sheet more efficiently under the new Solvency II regime

In the first half of 2016 management actions were taken to improve the solvency of UK insurance operations and to mitigate market risks. These actions included extending the reinsurance of longevity risk to cover a further £1.5 billion of IFRS annuity liabilities. As at 30 June 2016 the total IFRS annuity liabilities subject to longevity reinsurance were £10.7 billion. Management actions also repositioned the fixed income asset portfolio to improve the trade-off between yield and credit risk and to increase the proportion of the annuity business that benefits from the matching adjustment under Solvency II.

During 2015, the longevity risk of £6.4 billion on a Pillar 1 basis was reinsured, of which £1.6 billion was carried out in the first half. Further, a number of other management actions were also taken to reposition the fixed income portfolio and improve matching adjustment efficiency.

The effect of these actions on the UK’s long term IFRS operating profit, underlying free surplus generation and EEV operating profit is shown in the tables below.

	IFRS operating profit of UK long-term business
	Half year 2016	Half year 2015	Full year 2015
Shareholder-backed annuity new business:
Retail	27	17	34
Bulks	-	49	89
	27	66	123
In-force business:
Longevity reinsurance transactions	66	61	231
Impact of specific management actions to improve solvency	74	-	169
	140	61	400
With-profits and other in-force	306	309	644
Total Life IFRS operating profit	473	436	1,167

	Underlying free surplus generation of UK long-term business*
	Half year 2016	Half year 2015	Full year 2015
Expected in-force and return on net worth	334	310	620
Longevity reinsurance transactions	53	52	200
Impact of specific management actions to improve solvency	137	-	75
	190	52	275
Changes in operating assumptions, experience variances and solvency II and other restructuring costs	31	(10)	(17)
Underlying free surplus generated from in-force business	555	352	878
New business strain:
Shareholder-backed annuity	(69)	(39)	(25)
Other products	13	(18)	(40)
	(56)	(57)	(65)
Total underlying free surplus generation	499	295	813

	EEV post-tax operating profit of UK long-term business*
	Half year 2016	Half year 2015	Full year 2015
Unwind of discount and other expected return	205	245	488
Longevity reinsurance transactions	(10)	(46)	(134)
Impact of specific management actions to improve solvency	41	-	75
	31	(46)	(59)
Changes in operating assumptions and experience variances	23	57	116
Operating profit from in-force business	259	256	545
New business profit:
Shareholder-backed annuity	17	89	148
Other products	108	66	170
	125	155	318
Total post-tax Life EEV operating profit	384	411	863
*
The half year 2016 results for UK insurance operations have been prepared on a basis that reflects the Solvency II regime effective from 1 January 2016. The half year 2015 and full year 2015 comparative results for UK insurance operations reflect the Solvency I basis being the regime applicable for those periods.

II Other information

II(a)
Holding company cash flow*

	2016 £m	2015 £m
	Half year	Half year	Full year
Net cash remitted by business units:
UK life net remittances to the Group
With-profits remittance	215	201	201
Shareholder-backed business remittance	-	-	100
	215	201	301
Other UK paid to Group	131	30	30
Total UK net remittances to the Group	346	231	331

US remittances to the Group	339	403	470

Asia net remittances to the Group
Asia paid to the Group:
Long-term business	285	280	494
Other operations	36	40	74
	321	320	568
Group invested in Asia:
Long-term business	(9)	(4)	(5)
Other operations (including funding of Regional Head Office costs)	(54)	(58)	(96)
	(63)	(62)	(101)
Total Asia net remittances to the Group	258	258	467

M&G remittances to the Group	150	151	302
Prudential Capital remittances to the Group	25	25	55
Net remittances to the Group from Business Units**	1,118	1,068	1,625
Net interest paid	(157)	(137)	(290)
Tax received	67	72	145
Corporate activities	(103)	(93)	(193)
Solvency II costs	(6)	(10)	(16)
Total central outflows	(199)	(168)	(354)
Net operating holding company cash flow before dividend	919	900	1,271
Dividend paid	(935)	(659)	(974)
Operating holding company cash flow after dividend	(16)	241	297
Non-operating net cash flow†	382	380	376
Total holding company cash flow	366	621	673
Cash and short-term investments at beginning of period	2,173	1,480	1,480
Foreign exchange movements	7	(7)	20
Cash and short-term investments at end of period	2,546	2,094	2,173
* The holding company cash flow differs from the IFRS cash flow statement, which includes all cash flows in the period including those relating to both policyholder and shareholder funds. The holding company cash flow is therefore a more meaningful indication of the Group’s central liquidity.
**
Net cash remittances comprise dividends and other transfers from business units that are reflective of emerging earnings and capital generation.
† Non-operating net cash flow is principally for corporate transactions for distribution rights and acquired subsidiaries, and issue or repayment of subordinated debt.

II(b)
Funds under management

For our asset management businesses the level of funds managed on behalf of third parties, which are not therefore recorded on the balance sheet, is a driver of profitability. We therefore analyse the movement in the funds under management each period, focusing on those which are external to the Group and those held by the insurance businesses and included on the Group balance sheet. This is analysed below.

(a)        Summary

	2016 £bn	2015 £bn
	30 Jun	30 Jun	31 Dec
Business area:
Asia operations	66.3	51.4	54.0
US operations	156.5	126.9	134.6
UK operations	180.9	169.6	168.4
Prudential Group funds under managementnote (i)	403.7	347.9	357.0
External funds note (ii)	158.6	157.0	151.6
Total funds under management	562.3	504.9	508.6

Notes
(i) Prudential Group funds under management of £403.7 billion (30 June 2015: £347.9 billion; 31 December 2015: £357.0 billion) comprise:

	2016 £bn	2015 £bn
	30 Jun	30 Jun	31 Dec
Total investments per the consolidated statement of financial position	398.2	343.1	352.0
Less: investments in joint ventures and associates accounted for using the equity method	(1.1)	(1.0)	(1.0)
Internally managed funds held in joint ventures	6.2	5.4	5.6
Investment properties which are held for sale or occupied by the Group (included in other IFRS captions)	0.4	0.4	0.4
Prudential Group funds under management	403.7	347.9	357.0

(ii) External funds shown above as at 30 June 2016 of £158.6 billion (30 June 2015: £157.0 billion; 31 December 2015: £151.6 billion) comprise £169.8 billion (30 June 2015: £168.9 billion; 31 December 2015: £162.7 billion) of funds managed by M&G and Eastspring Investments as shown in note (b) below less £11.2 billion (30 June 2015: £11.9 billion; 31 December 2015: £11.1 billion) that are classified within Prudential Group’s funds.

(b) Investment products – external funds under management

	Half year 2016 £m			Half year 2015 £m			Full year 2015 £m
	Eastspring Investments	M&G	Group total	Eastspring Investments	M&G	Group total	Eastspring Investments	M&G	Group total
	note		note	note		note	note		note
At beginning of period	36,287	126,405	162,692	30,133	137,047	167,180	30,133	137,047	167,180
Market gross inflows	68,465	9,731	78,196	56,725	20,425	77,150	110,396	33,626	144,022
Redemptions	(68,221)	(16,697)	(84,918)	(51,555)	(22,800)	(74,355)	(103,360)	(40,634)	(143,994)
Market exchange translation and other movements	3,618	10,217	13,835	212	(1,272)	(1,060)	(882)	(3,634)	(4,516)
At end of period	40,149	129,656	169,805	35,515	133,400	168,915	36,287	126,405	162,692

Note
The £169.8 billion (30 June 2015: £168.9 billion; 31 December 2015: £162.7 billion) investment products comprise £162.4 billion (30 June 2015: £163.5 billion; 31 December 2015: £156.7 billion) plus Asia Money Market Funds of £7.4 billion (30 June 2015: £5.4 billion; 31 December 2015: £6.0 billion).

(c) M&G and Eastspring Investments - total funds under management

	Eastspring Investments			M&G
	note
	2016 £bn	2015 £bn	2015 £bn	2016 £bn	2015 £bn	2015 £bn
	30 Jun	30 Jun	31 Dec	30 Jun	30 Jun	31 Dec
External funds under management	40.1	35.5	36.3	129.7	133.4	126.4
Internal funds under management	64.8	49.8	52.8	125.7	123.1	119.7
Total funds under management	104.9	85.3	89.1	255.4	256.5	246.1

Note
The external funds under management for Eastspring Investments include Asia Money Market Funds at 30 June 2016 of £7.4 billion (30 June 2015: £5.4 billion; 31 December 2015: £6.0 billion).

II(c)
Solvency II capital position at 30 June 2016
The estimated Group shareholder Solvency II surplus at 30 June 2016 was £9.1billion, before allowing for payment of the 2016 first interim dividend and after allowing for recalculation of transitional measures as at 30 June 2016.

	30 Jun	30 Jun	31 Dec
Estimated Group shareholder Solvency II capital position1	2016 £bn	2015 £bn	2015 £bn
Own funds	21.1	19.4	20.1
Solvency capital requirement	12.0	10.2	10.4
Surplus	9.1	9.2	9.7
Solvency ratio	175%	190%	193%
1 The Group shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring fenced With-Profit Funds and staff pension schemes in surplus

In accordance with Solvency II requirements, these results allow for:

–     Capital in Jackson in excess of 250 per cent of the US local Risk Based Capital requirement. As agreed with the Prudential Regulation Authority, this is incorporated in the result above as follows:

–
Own funds: represents Jackson’s local US Risk Based available capital less 100 per cent of the US Risk Based Capital requirement (Company Action Level);
–
Solvency Capital Requirement: represents 150 per cent of Jackson’s local US Risk Based Capital requirement (Company Action Level); and
–
no diversification benefits are taken into account between Jackson and the rest of the Group.

–     Matching adjustment for UK annuities, based on the calibrations published by the European Insurance and Occupational Pensions Authority; and
–     UK transitional measures, which have been recalculated at the valuation date in line with our regulatory approvals.

The Group shareholder Solvency II capital position excludes:

–      A portion of Solvency II surplus capital (£1.6 billion at 30 June 2016) relating to the Group’s Asian life operations, including due to “contract boundaries”;
–    The contribution to Own Funds and the Solvency Capital Requirement from ring-fenced with-profits funds in surplus (representing £3.5 billion of surplus capital from UK with-profits funds at 30 June 2016) and from the shareholders’ share of the estate of with-profits funds; and
–     The contribution to Own Funds and the Solvency Capital Requirement from pension funds in surplus.

It also excludes unrealised gains on certain derivative instruments taken out to protect Jackson against declines in long-term interest rates. At Jackson’s request, the Department of Insurance Financial Services renewed its approval to carry these instruments at book value in the local statutory returns for the period 31 December 2015 to 30 September 2016. At 30 June 2016, this approval had the effect of decreasing local statutory capital and surplus (and by extension Solvency II Own Funds and Solvency II surplus) by £0.7 billion, net of tax. This arrangement reflects an elective longstanding practice first put in place in 2009, which can be unwound at Jackson’s discretion.

Analysis of movement in Group capital position
A summary of the estimated movement in Group Solvency II surplus from £9.7 billion at year end 2015 to £9.1 billion at half year 2016 is set out in the table below.

We previously reported our economic capital results at year end 2014 before there was certainty in the final outcome of Solvency II and before we received internal model approval. The Solvency II results for 30 June 2016 and 31 December 2015 reflect the output from our approved internal model under the final Solvency II rules. The movement from the previously reported economic capital basis solvency surplus at 31 December 2014 to the Solvency II surplus at 30 June 2015 and 31 December 2015 is included for comparison.

Analysis of movement in Group shareholder surplus	Half year 2016 £bn	Half year 2015 £bn	Full year 2015 £bn
	Surplus	Surplus	Surplus
Estimated Solvency II surplus at 1 January 2016 / economic capital surplus at 1 January 2015	9.7	9.7	9.7

Underlying operating experience	1.0	0.8	2.0
Management actions	0.2	-	0.4
Operating experience	1.2	0.8	2.4

Non-operating experience (including market movements)	(2.4)	0.5	(0.6)

Other capital movements
Subordinated debt issuance	0.7	0.6	0.6
Foreign currency translation impacts	0.9	(0.1)	0.2
Dividends paid	(0.9)	(0.7)	(1.0)

Methodology and calibration changes
Changes to Own Funds (net of transitionals) and SCR calibration strengthening	(0.1)	(0.2)	(0.2)
Effect of partial derecognition of Asia Solvency II surplus	-	(1.4)	(1.4)

Estimated Solvency II surplus at end period	9.1	9.2	9.7

The estimated movement in Group Solvency II surplus in the first half of 2016 is driven by:

– Operating experience of £1.2 billion: generated by in-force business and new business written in 2016 and also the impact of one-off management optimisations implemented in the first half of 2016;
– Non-operating experience of (£2.4) billion: mainly arising from negative market experience during the first half of 2016, after allowing for the recalculation of UK transitional measures;
– Other capital movements: comprising a gain from foreign currency translation effects and the issuance of debt in the first half of 2016 offset by a reduction in surplus from payment of dividends.

The methodology and calibration changes in the first half of 2016 reduce the Group surplus by £0.1 billion, which relates to finalisation of the full-year 2015 regulatory templates in May 2016. In addition, the methodology and calibration changes arising from Solvency II in 2015 relate to:

– A £0.2 billion reduction in surplus due to an increase in the Solvency Capital Requirement from strengthening of internal model calibrations, mainly relating to longevity risk, operational risk, credit risk and correlations, and a corresponding increase in the risk margin, which is partially offset by UK transitionals; and

– A £1.4 billion reduction in surplus due to the negative impact of Solvency II rules for “contract boundaries” and a reduction in the capital surplus of the Group’s Asian life operations, as agreed with the Prudential Regulation Authority.

Analysis of Group Solvency Capital Requirements
The split of the Group’s estimated Solvency Capital Requirement by risk type including the capital requirements in respect of Jackson’s risk exposures based on 150 per cent of US Risk Based Capital requirements (Company Action Level) but with no diversification between Jackson and the rest of the Group, is as follows:

	30 Jun 2016		31 Dec 2015
	% of undiversified	% of diversified	% of undiversified	% of diversified
Split of the Group’s estimated Solvency Capital Requirements	Solvency Capital Requirements	Solvency Capital Requirements	Solvency Capital Requirements	Solvency Capital Requirements
Market	55%	72%	55%	72%
Equity	11%	16%	11%	16%
Credit	27%	45%	28%	47%
Yields (interest rates)	13%	8%	13%	6%
Other	4%	3%	3%	3%
Insurance	28%	20%	27%	20%
Mortality/morbidity	5%	2%	5%	2%
Lapse	15%	14%	14%	14%
Longevity	8%	4%	8%	4%
Operational/expense	12%	7%	11%	7%
FX translation	5%	1%	7%	1%

Reconciliation of IFRS equity to Group Solvency II Shareholder Own Funds

Reconciliation of IFRS equity to Group Solvency II Shareholder Own Funds	30 Jun 2016 £bn	30 Jun 2015 £bn	31 Dec 2015 £bn
IFRS shareholders' equity	14.6	12.1	13.0
Restate US insurance entities from IFRS onto local US statutory basis	(3.1)	(1.8)	(1.5)
Remove DAC, goodwill & intangibles	(3.9)	(3.6)	(3.7)
Add subordinated-debt	5.7	4.3	4.4
Impact of risk margin (net of transitionals)	(3.3)	(2.8)	(2.5)
Add value of shareholder-transfers	3.1	3.4	3.1
Liability valuation differences	9.7	9.0	8.6
Increase in value of net deferred tax liabilities (resulting from valuation differences above)	(1.2)	(1.1)	(0.9)
Other	(0.5)	(0.1)	(0.4)
Estimated Solvency II Shareholder Own Funds	21.1	19.4	20.1

The key items of the reconciliation as at 30 June 2016 are:

–     £3.1 billion represents the adjustment required to the Group’s shareholders’ funds in order to convert Jackson’s contribution from an IFRS basis to the local statutory valuation basis. This item also reflects a derecognition of Own Funds of £0.8 billion, equivalent to the value of 100 per cent of Risk Based Capital requirements (Company Action Level), as agreed with the Prudential Regulation Authority;
–     £3.9 billion due to the removal of DAC, goodwill and intangibles from the IFRS balance sheet;
–     £5.7 billion due to the addition of subordinated debt which is treated as available capital under Solvency II but as a liability under IFRS;
–     £3.3 billion due to the inclusion of a risk margin for UK and Asia non-hedgeable risks, net of transitionals, all of which are not applicable under IFRS;
–     £3.1 billion due to the inclusion of the value of future shareholder transfers from with-profits business (excluding the shareholder’s share of the with-profits estate, for which no credit is given under Solvency II), which is excluded from the determination of the Group’s IFRS shareholders’ funds;
–     £9.7 billion due to differences in insurance valuation requirements between Solvency II and IFRS, with Solvency II Own Funds partially capturing the value of in-force business which is excluded from IFRS;
–     £1.2 billion due to the impact on the valuation of deferred tax assets and liabilities resulting from the other valuation differences noted above; and
–     £0.5 billion due to other items, including the impact of revaluing loans, borrowings and debt from IFRS to Solvency II.

Sensitivity analysis
The estimated sensitivity of the Group shareholder Solvency II capital position to significant changes in market conditions is as follows:

Impact of market sensitivities1	30 Jun 2016		31 Dec 2015
	Surplus £bn	Ratio	Surplus £bn	Ratio
Base position	9.1	175%	9.7	193%
Impact of:
20% instantaneous fall in equity markets	(0.9)	(6)%	(1.0)	(7)%
40% fall in equity markets(1)	(1.1)	(7)%	(1.8)	(14)%
50 basis points reduction in interest rates(2),(3)	(0.8)	(7)%	(1.1)	(14)%
100 basis points increase in interest rates(3)	2.4	27%	1.1	17%
100 basis points increase in credit spreads	(1.4)	(7)%	(1.2)	(6)%
(1) where hedges are dynamic, rebalancing is allowed for by assuming an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four-week period
(2) subject to a floor of zero
(3) allowing for further transitional recalculation after the interest rate stress

The Group’s risk strategy is positioned to withstand significant deteriorations in market conditions and we continue to use market hedges to manage some of this exposure across the Group, where we believe the benefit of the protection outweighs the cost. The sensitivity analysis above allows for predetermined management actions and those taken to date, but does not reflect all possible management actions which could be taken in the future.

UK Solvency II capital position1, 2
On the same basis as above, the estimated UK shareholder Solvency II surplus at 30 June 2016 was £2.9 billion, after allowing for recalculation of transitional measures as at 30 June 2016. This relates to shareholder-backed business including future with-profits shareholder transfers, but excludes the shareholders’ share of the estate in line with Solvency II requirements.

Estimated UK shareholder Solvency II capital position1	30 Jun 2016 £bn	30 Jun 2015 £bn	31 Dec 2015 £bn
Own funds	10.6	10.1	10.5
Solvency capital requirement	7.7	6.7	7.2
Surplus	2.9	3.4	3.3
Solvency ratio	138%	152%	146%
1 The UK shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring fenced With-Profit Funds and staff pension schemes in surplus

While the surplus position of the UK with-profits funds remains strong on a Solvency II basis, it is ring-fenced from the shareholder balance sheet and is therefore excluded from both the Group and the UK shareholder Solvency II surplus results. The estimated UK with-profits funds Solvency II surplus at 30 June 2016 was £3.5 billion, after allowing for recalculation of transitional measures as at 30 June 2016.

Estimated UK with-profits Solvency II capital position	30 Jun 2016 £bn	30 Jun 2015 £bn	31 Dec 2015 £bn
Own funds	8.2	7.2	7.6
Solvency capital requirement	4.7	3.5	4.4
Surplus	3.5	3.7	3.2
Solvency ratio	176%	210%	175%

Reconciliation of UK with-profits IFRS unallocated surplus to Solvency II Own Funds 2

Reconciliation of UK with-profits funds	30 Jun 2016 £bn	30 Jun 2015 £bn	31 Dec 2015 £bn
IFRS unallocated surplus of UK with-profits funds	11.2	10.6	10.5
Adjustments from IFRS basis to Solvency II :
Value of shareholder transfers	(1.9)	(2.3)	(2.1)
Risk margin (net of transitional)	(0.7)	(0.4)	(0.7)
Other valuation differences	(0.4)	(0.7)	(0.1)
Estimated Solvency II Own Funds	8.2	7.2	7.6

A reconciliation from IFRS to Solvency I was previously disclosed in the Group IFRS financial statements at full year 2015. At 30 June 2016 the reconciling items from IFRS to Solvency II mainly reflect valuation differences relating to non-profit annuity liabilities within the with-profits funds.

Statement of independent review

The methodology, assumptions and overall result have been subject to examination by KPMG LLP.

Notes:
1 The UK shareholder capital position represents the consolidated capital position of the shareholder funds of Prudential Assurance Company Ltd and all its subsidiaries.

2 The UK with-profits capital position includes the Prudential Assurance Company with-profits sub-fund, the Scottish Amicable Insurance Fund and the Defined Charge Participating Sub-Fund.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 10 August 2016

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Nic Nicandrou

Nic Nicandrou
Chief Financial Officer